      As filed with the Securities and Exchange Commission on March 29, 2006


                                            1933 Act Registration No. 333-125993

                                             1940 Act Registration No. 811-08651
                                                              CIK No. 0001055225
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                             PRE-EFFECTIVE AMENDMENT NO. 4


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                  LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM
                             VARIABLE LIFE INSURANCE
                           (Exact Name of Registrant)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                            (Exact Name of Depositor)

               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (Address of Depositor's Principal Executive Offices)

                Depositor's Telephone Number, including Area Code
                                 (315) 428-8400

       Robert O. Sheppard, Esquire                      Copy To:
         Lincoln Life & Annuity              Lawrence A. Samplatsky, Esquire
           Company of New York                    The Lincoln National
     100 Madison Street, Suite 1860              Life Insurance Company
           Syracuse, NY 13202                       350 Church Street
(Name and Address of Agent for Service)          Hartford, CT 06103-1106

            Approximate date of proposed public offering: Continuous Indefinite Number of Units of Interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration statement shall thereafter become effective in accordance with Section B(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

LLANY Separate Account R for Flexible Premium Variable Life Insurance Lincoln Life & Annuity Company of New York

Home Office Location:
100 Madison Street
Suite 1860
Syracuse, NY 13202
(888) 223-1860

Administrative Office:
Client Service Center
350 Church Street - MVL1
Hartford, CT 06103-1106
(800) 444-2363

--------------------------------------------------------------------------------
 A Flexible Premium Variable Life Insurance Policy On the Lives of Two Insureds
--------------------------------------------------------------------------------
     This prospectus describes Lincoln Momentum SVULONE, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.


     The policy described in this prospectus is distributed exclusively by registered representatives of M Holdings Securities, Inc. and registered representatives affiliated with M Holdings Incorporated and is available only in New York.


     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features funds from the Elite Series of funds and M Fund, Inc. (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.
                  M Fund, Inc.

                  Elite Series

                      o AllianceBernstein Variable Products Series Fund, Inc.

                      o American Century Investments Variable Portfolios, Inc.

                      o American Funds Insurance Series

                      o Delaware VIP Trust

                      o Fidelity Variable Insurance Products

                      o Franklin Templeton Variable Insurance Products Trust

                      o Lincoln Variable Insurance Products Trust

                      o MFS (Reg. TM) Variable Insurance Trust

                      o Neuberger Berman Advisers Management Trust

                      o Scudder Investments VIT Funds



Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.



To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.




                          Prospectus Dated: __________

                                 Table of Contents




Contents                                                   Page
----------------------------------------------------      -----
POLICY SUMMARY .....................................         3
    Benefits of Your Policy ........................         3
    Risks of Your Policy ...........................         4
    Charges and Fees ...............................         4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT ..............................         8
    Principal Underwriter ..........................         8
    Fund Participation Agreements ..................         8
    Distribution of the Policies and
      Compensation .................................         9
    Funds ..........................................        10
    Fund Withdrawal and Substitution ...............        12
    Voting Rights ..................................        13
POLICY CHARGES AND FEES ............................        13
    Premium Load; Net Premium Payment ..............        13
    Surrender Charges ..............................        14
    Partial Surrender Fee ..........................        15
    Fund Transfer Fee ..............................        15
    Mortality and Expense Risk Charge ..............        15
    Fixed Account Asset Charge .....................        15
    Cost of Insurance Charge .......................        15
    Administrative Fee .............................        15
    Policy Loan Interest ...........................        16
    Rider Charges ..................................        16
YOUR INSURANCE POLICY ..............................        16
    Application ....................................        17
    Owner ..........................................        17
    Right-to-Examine Period ........................        17
    Initial Specified Amount .......................        18
    Transfers ......................................        18
    Market Timing ..................................        18
    Optional Sub-Account Allocation Programs .......        19
    Riders .........................................        19


Contents                                                   Page
----------------------------------------------------      -----
    Continuation of Coverage .......................        23
    Termination of Coverage ........................        23
    State Regulation ...............................        24
PREMIUMS ...........................................        24
    Allocation of Net Premium Payments .............        24
    Planned Premiums; Additional Premiums ..........        24
    Policy Values ..................................        25
DEATH BENEFITS .....................................        26
    Death Benefit Options ..........................        26
    Changes to the Initial Specified Amount and
      Death Benefit Options ........................        26
    Death Benefit Proceeds .........................        27
POLICY SURRENDERS ..................................        27
    Partial Surrender ..............................        28
POLICY LOANS .......................................        28
LAPSE AND REINSTATEMENT ............................        29
    No-Lapse Protection ............................        29
    Reinstatement of a Lapsed Policy ...............        29
TAX ISSUES .........................................        30
    Taxation of Life Insurance Contracts in
      General ......................................        30
    Policies Which Are MECs ........................        31
    Policies Which Are Not MECs ....................        32
    Last Survivor Contract .........................        32
    Other Considerations ...........................        32
    Fair Value of Your Policy ......................        33
    Tax Status of Lincoln Life .....................        33
RESTRICTIONS ON FINANCIAL
  TRANSACTIONS .....................................        33
LEGAL PROCEEDINGS ..................................        33
FINANCIAL STATEMENTS ...............................        34
CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION ...........................        35

2

POLICY SUMMARY


Benefits of Your Policy
Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection on the lives of two insureds. Upon the death of the first insured, the policy pays no death benefit. The policy will pay the death benefit only when the second insured has died. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

No-Lapse Protection Rider. Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider rates and fees will reduce the duration of lapse protection. Refer to the section of this prospectus headed "No-Lapse Enhancement Rider" for more information about the determination of the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

1) you meet the requirements to prevent termination of this rider;

2) the duration of lapse protection has not ended; and

3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

Under this rider, we reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the investments of all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.


                                                                               3

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial planning, and is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. Outstanding policy loans increase the risk of lapse.

Decreasing Death Benefit. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.

Adverse Consequences of Early Surrender. There are surrender charges assessed if you surrender your policy within the first 15 policy years. Full or partial surrenders may result in tax consequences. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.

Adverse Tax Consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.



Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.


4

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.



                                              Table I: Transaction Fees
                                           When Charge                                     Amount
          Charge                           is Deducted                                    Deducted
 Maximum sales charge           When you pay a premium.                7% from each premium payment.1
 imposed on premiums
     (load)
 Surrender Charge*              Upon full surrender of your
                                policy (years 1-15). When you
                                make certain specified amount
                                decreases (years 1-10).
  Minimum and                                                          The surrender charge ranges from a minimum
  Maximum Charge                                                       of $0.00 to a maximum of $60.00 per $1,000 of
                                                                       specified amount.
  Charge for a                                                         For a male, age 55, nonsmoker, and a female,
  Representative Insured                                               age 55, nonsmoker, in year one, the maximum
                                                                       surrender charge is $30.33 per $1,000 of
                                                                       specified amount.
 Partial Surrender Fee          N/A                                    There is no charge for a partial surrender.
 Fund Transfer Fee              Applied to any transfer request        $ 25
                                in excess of 24 made during
                                any policy year.
 Estate Tax Repeal Rider        One-time charge at issue (if           $250
 (optional)                     elected).
 Surrender Value                One-time charge at issue (if           Maximum charge of $2.00 per $1,000 of
 Enhancement Rider              elected).                              specified amount.
 (optional)

1 7% from each premium payment in policy years 1-20, and 4% in policy years 21 and beyond.

                                                                               5

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.



                           Table II: Periodic Charges Other Than Fund Operating Expenses
                                        When Charge                                     Amount
          Charge                        is Deducted                                    Deducted
 Cost of Insurance*             Monthly
  Minimum and                                                    The monthly cost of insurance rates for standard
  Maximum Charge                                                 issue individuals ranges from a guaranteed
                                                                 minimum of $0.00 per $1,000 per month to a
                                                                 guaranteed maximum of $83.33 per $1,000 per
                                                                 month of net amount at risk.

                                                                 Individuals with a higher mortality risk than
                                                                 standard issue individuals can be charged from
                                                                 125% to 5,000% of the standard rate.
  Charge for a                                                   For a male, age 55, nonsmoker, and a female,
  Representative Insured                                         age 55, nonsmoker, the guaranteed maximum
                                                                 monthly cost of insurance rate is $0.02 per
                                                                 $1,000 of net amount at risk in the year of policy
                                                                 issue.
 Mortality and Expense          Daily (at the end of each        Daily charge as a percentage of the value of the
 Risk Charge ("M&E")            valuation day).                  Separate Account, guaranteed at an effective
                                                                 annual rate of 0.50%.2
 Fixed Account Asset            Daily                            Daily charge as a percentage of the value of the
 Charge                                                          Fixed Account, guaranteed at an effective annual
                                                                 rate of 0.50% in all policy years.
 Administrative Fee*            Monthly                          A flat fee of $10 per month in all years.
  Minimum and                                                    For the first 120 months from issue date or
  Maximum Charge                                                 increase in specified amount, there is an
                                                                 expense charge. The monthly charge ranges
                                                                 from a minimum of $0.01 per $1,000 of initial
                                                                 specified amount or increase in specified
                                                                 amount to a maximum of $1.42 per $1,000 of
                                                                 initial specified amount or increase in specified
                                                                 amount.
  Charge for a                                                   For a male, age 55, nonsmoker, and a female,
  Representative Insured                                         age 55, nonsmoker, the maximum monthly
                                                                 expense charge is $0.11 per $1,000 of initial
                                                                 specified amount or increase in specified
                                                                 amount.
 Policy Loan Interest           Annually                         5.5% annually of the amount held in the loan
                                                                 account.3

2 Guaranteed at an effective annual rate of 0.50% in policy years 1-10, and 0.20% in policy years 11 and beyond.
3 Annual interest rate of 5.5% in years 1-10, and 4.5% in years 11 and later.

6


     Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                              When Charge                      Amount
         Charge               is Deducted                     Deducted
 No-Lapse Enhancement        N/A                There is no charge for this rider.
 Rider

* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.



 Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund
                                     assets)
            Total Annual Operating Expense                  Minimum        Maximum
 Total management fees, distribution and/or service         0.29%         3.88% 4
 (12b-1) fees, and other expenses.

4 Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 2.77%. These waivers and reductions generally extend through April 30, 2006 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.


                                                                               7

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
Lincoln Life & Annuity Company of New York (Lincoln Life) (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

LLANY Separate Account R for Flexible Premium Variable Life Insurance (Separate Account) is a separate account of the Company which was established on January 29, 1998. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York Insurance Department.

Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.



Principal Underwriter

Lincoln Financial Advisors (LFA) is the principal underwriter for the policies, which are offered continuously. The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFA received $131,881 in 2004, $92,122 in 2003, and $459,759 in 2002 for the sale of policies offered through the Separate Account. LFA retains no underwriting commissions from the sale of the policies.



Fund Participation Agreements

In order to make the funds available, Lincoln Life and LFA have entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.10% and 0.36% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than


8

other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs:
American Funds Insurance Series and Fidelity Variable Insurance Products.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.



Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. Included among these broker-dealers is M Holdings Securities, Inc. and its registered representatives as well as registered representatives affiliated with M Holdings Incorporated. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. Included among these wholesalers is M Financial Holdings Incorporated. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers.


                                                                               9

Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.



Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

We select the funds offered through the policies based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant policy owner assets. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.


AllianceBernstein Variable Products Series Fund, Inc., advised by Alliance Capital Management, L.P.

   o AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

   o AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

   o AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.


American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

   o Inflation Protection Fund (Class I): Inflation protection.

10

American Funds Insurance Series, advised by Capital Research and Management
     Company.

   o Global Growth Fund (Class 2): Long-term growth.

   o Global Small Capitalization Fund (Class 2): Long-term growth.

   o Growth Fund (Class 2): Long-term growth.

   o Growth-Income Fund (Class 2): Growth and income.

   o International Fund (Class 2): Long-term growth.


Delaware VIP Trust, advised by Delaware Management Company.

   o Capital Reserves Series (Standard Class): Current income.

   o Diversified Income Series (Standard Class): Total return.

   o Emerging Markets Series (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

   o High Yield Series (Standard Class): Total return.

   o REIT Series (Standard Class): Total return.

   o Small Cap Value Series (Standard Class): Capital appreciation.

   o Trend Series (Standard Class): Capital appreciation.

   o Value Series (Standard Class): Capital appreciation.


Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

   o Contrafund Portfolio (Service Class): Long-term capital appreciation.

   o Growth Portfolio (Service Class): Capital appreciation.

   o Mid Cap Portfolio (Service Class): Long-term growth.

   o Overseas Portfolio (Service Class): Long-term growth.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Templeton Global Advisors Limited for the Templeton Growth Securities Fund.

   o Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

   o Templeton Global Income Securities Fund (Class 1): Total return.

   o Templeton Growth Securities Fund (Class 1): Long-term growth. (Subadvised by Templeton Asset Management Ltd.)


Lincoln Variable Insurance Products Trust, advised by Delaware Management
     Company.

   o Aggressive Growth Fund (Standard Class): Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)

   o Bond Fund (Standard Class): Current income.

   o Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

   o Core Fund (Standard Class): Capital appreciation.
     (Subadvised by Salomon Brothers Asset Management Inc., a wholly-owned subsidiary of Citigroup Inc.)

   o Equity-Income Fund (Standard Class): Income.
     (Subadvised by Fidelity Management & Research Company)

   o Global Asset Allocation Fund (Standard Class): Total return.
     (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
AM))

                                                                              11

   o Growth Fund (Standard Class): Long-term growth.
     (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment Managers)

   o Growth and Income Fund (Standard Class): Capital appreciation.

   o Growth Opportunities Fund (Standard Class): Long-term growth. (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment
Managers)

   o International Fund (Standard Class): Capital appreciation.
     (Subadvised by Mondrian Investment Partners Limited)

   o Money Market Fund (Standard Class): Preservation of capital.

   o Social Awareness Fund (Standard Class): Capital appreciation.

   o Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

   o Conservative Profile Fund (Standard Class): Current income.
     (Subadvised by Wilshire Associates Incorporated)

   o Moderate Profile Fund (Standard Class): Total return.
     (Subadvised by Wilshire Associates Incorporated)

   o Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)


M Fund, Inc., advised by M Financial Investment Advisers, Inc. (MFIA)

   o Brandes International Equity Fund: Long-term capital appreciation. (Subadvised by Brandes Investment Partners LLC)

   o Business Opportunity Value Fund: Long-term capital appreciation. (Subadvised by Iridian Asset Management LLC)

   o Frontier Capital Appreciation Fund: Maximum capital appreciation. (Subadvised by Frontier Capital Management Company LLC)

   o Turner Core Growth Fund: Long-term capital appreciation.
     (Subadvised by Turner Investment Partners)


MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
     Services Company

   o Total Return Series (Initial Class): Growth and income.

   o Utilities Series (Initial Class): Growth and income.


Neuberger Berman Advisers Management Trust, advised by Neuberger Berman Management Inc., and subadvised by Neuberger Berman, LLC

   o Mid-Cap Growth Portfolio (I Class): Capital appreciation.

   o Regency Portfolio (I Class): Long-term growth.


Scudder Investments VIT Funds, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

   o Equity 500 Index Fund (Class A): Capital appreciation.

   o Small Cap Index Fund (Class A): Capital appreciation.



Fund Withdrawal and Substitution

Lincoln Life may withdraw funds and substitute shares of other funds if:

1) the shares of any fund should no longer be available for investment by the Separate Account; or

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2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.



Voting Rights

The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.


POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

The monthly deductions, including the cost of insurance charges, will be deducted proportionately from the net accumulation value of each underlying investment option subject to the charge.

The monthly deductions are made on the "monthly anniversary day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day.

If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.



Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1-20, and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the "net premium payment."


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Surrender Charges

A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

The surrender charge varies by age of the insureds, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

     1) occurs after the tenth policy anniversary following issue of the initial specified amount; or

     2) is directly caused by a death benefit option change; or

     3) is caused by a partial surrender; or

     4) when added to the sum of all prior decreases, does not exceed 25% of the initial specified amount.

B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

     1) is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

     3) is the initial specified amount; and

     4) is the then applicable surrender charge from the schedule in the policy.

We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your financial adviser before initiating a surrender.

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Partial Surrender Fee

No surrender charge or administrative fee is imposed on a partial surrender.



Fund Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.



Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insureds may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed at an effective annual rate of 0.50% in policy years 1-10, and 0.20% in policy years 11 and beyond. The current charge is 0.50% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.



Fixed Account Asset Charge

We assess a daily Fixed Account asset charge, which is calculated as a percentage of the value of the Fixed Account. The charge is guaranteed at an effective annual rate of 0.50% of the Fixed Account's value in all policy years. The current charge is 0.50% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.



Cost of Insurance Charge

A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insureds, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insureds age. Cost of insurance rates are generally lower for healthy individuals.

The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.



Administrative Fee

There is a flat monthly deduction of $10. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.


                                                                              15

For the first 120 months from issue date or increase in specified amount, there is an expense charge which will never exceed $1.42 per $1,000 of initial specified amount or increase in specified amount. The charge is based on the ages of both insureds and the specified amount. If an increase occurs, the current insurance ages will be used to determine the expense charge for the new coverage.



Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.5% in years 1-10, 4.5% in years 11 and beyond. We will credit 4.5% interest on the Loan Account value in all years.



Rider Charges

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Surrender Value Enhancement Rider. There is a one-time maximum charge of $2.00 per $1,000 of specified amount at issue for this rider.


YOUR INSURANCE POLICY
Your policy is a life insurance contract that provides for a death benefit payable on the death of the second insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

o change the investment objective of the Separate Account;

o operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

o deregister the Separate Account; or

o combine the Separate Account with another separate account.

We will notify you of any change that is made.

The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insureds and owner; date of issue; the initial specified amount; the death benefit option selected; issue ages; named beneficiary; initial premium payment; surrender charges; expense charges and fees; No Lapse premium; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.


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Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insureds will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and ages are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.



Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insureds and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insureds. Based on our review of medical information about the proposed insureds, we may decline to provide insurance, or we may place the proposed insureds in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insureds.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when each insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of each insured.



Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

1) initial death benefit amount and death benefit option;

2) optional riders;

3) the amount and frequency of premium payments; and

4) the amount of net premium payment to be placed in the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as at least one of the insureds is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.



Right-to-Examine Period

You may return your policy to us for cancellation within 45 days of the date the application is signed or 10 days after you receive the policy (60 days for policies issued in replacement of other insurance). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.



                                                                              17

Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.



Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $250,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.



Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or

2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.



Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.


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The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.



Optional Sub-Account Allocation Programs

You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time your policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while your policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

You may elect dollar cost averaging on your application, or contact our Administrative Office for information.

Dollar cost averaging terminates automatically:

1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2) one week after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3) on the first policy anniversary; or

4) if your policy is surrendered.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.



Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of


                                                                              19

your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

Surrender Value Enhancement Rider: If desired, you must select this rider when you initially apply for insurance. You must meet the underwriting requirements for this rider. If your policy is fully surrendered in the first five policy years, this rider provides enhanced cash surrender values by using a table of alternate surrender charges. The rider does not provide for enhanced cash surrender value for partial surrenders, loans, and in connection with an external exchange of this policy for any other policy. There is a one-time maximum charge of $2.00 per $1,000 of specified amount at issue for this rider.


Estate Tax Repeal Rider: If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R.
1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

This rider terminates on the earliest of:

1) one year from the start date;

2) December 31, 2010, provided no estate tax repeal, as defined above, has been enacted;

3) the date you request termination of the rider;

4) termination of your policy; or

5) full surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

No-Lapse Enhancement Rider: This rider provides you with additional protection to prevent a lapse in your policy. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider rates and fees will reduce the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

1) you meet the requirements to prevent termination of this rider;

2) the duration of lapse protection has not ended; and

3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less,


20

this rider will not prevent your policy from lapsing. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create accumulation value sufficient to cover the monthly deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the no-lapse value and reset account value based on a set of rates and fees which are reference rates and fees only, and which differ from the rates and fees we use to calculate the accumulation value. Each provision's value is based on a set of reference rates and fees unique to that provision. At the time we issue the policy, we fix the schedules of reference rates and fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of reference rates and fees applicable to your policy.

On each monthly anniversary day, the no-lapse value will be calculated as:

1) net premium payments made;

2) minus the amount of any partial surrenders;

3) plus interest credited;

4) minus adjustments for all no-lapse value reference rates and fees.

On any day other than the monthly anniversary day, the no-lapse value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 4) above.

On each monthly anniversary day, the reset account value will be calculated as:

1) net premium payments made;

2) minus the amount of any partial surrenders;

3) plus interest credited;

4) minus adjustments for all reset account value reference rates and fees.

On any day other than the monthly anniversary day, the reset account value will be the value as of the preceding monthly anniversary day, and will reflect items 1), 2), 3), and 4) above.

On each policy anniversary, the reset account value may increase to reflect positive investment performance. If the reset account value on any policy anniversary is less than the accumulation value on that same policy anniversary, the reset account value will be increased to equal the accumulation value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

You will select a guaranteed minimum death benefit on the application for your policy. This guaranteed minimum death benefit will be used in determining the actual death benefit proceeds provided by the no-lapse value provision. It will be shown on the policy specifications page.

The initial guaranteed minimum death benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a no-lapse value and/or reset account value greater than zero. If the policy specified amount is later decreased below the guaranteed minimum death benefit, the guaranteed minimum death benefit will


                                                                              21

automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the guaranteed minimum death benefit will not automatically increase.

If the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit. If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit is the guaranteed minimum death benefit less any indebtedness, which may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit is the lesser of the current specified amount and initial specified amount, each reduced by any indebtedness. If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this rider prevents the policy from lapsing, and subsequent premium payments are made such that the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect.

You must maintain automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the accumulation value is sufficient to cover the monthly deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value in order to keep this rider in effect. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy accumulation value or subsequent premium payments among Sub-Accounts which are not subject to the restriction, in order to keep the rider in effect. We will not reallocate the accumulation value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the accumulation value of your policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner's failure to comply with a Sub-Account restriction, then the policy will lapse.

The duration of the no-lapse coverage will be determined monthly by referencing the no-lapse account value and the reset account value. The duration is determined by projecting the first monthly anniversary day on which future deductions for the rider rates and fees would cause both the no-lapse value and reset account value to reach zero. Because the duration is recalculated on a monthly basis, higher premium payments and credited interest will increase the duration, while partial surrenders and adjustments for rider rates and fees will reduce the duration. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1) premiums or other deposits are not received on or before the planned payment date; or

2) you initiate any policy change that decreases the no-lapse value or reset account value under the policy. These changes include, but are not limited to, partial surrenders, loans, increases in specified amount, changes in death benefit option, electing to cancel automatic rebalancing, and changes in asset allocation.


22

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the no-lapse value and the reset account value. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value. A lower no-lapse value or reset account value will reduce the duration of lapse protection. The following example shows the impact of delayed premium payments on the duration of lapse protection:

Sample Policy

o Insureds: Male Nonsmoker and Female Nonsmoker, each age 55

o Specified amount: $1,000,000

o Planned annual premium payment: $9,000

Duration of lapse protection:

1) if premiums are received on the planned payment date each year: 334 months;
or

2) if premiums are received 30 days after the planned payment date each year:
332 months.

The impact of late premium payments on the duration of the lapse protection varies by policy. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late premium payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1) the younger insured reaches, or would have reached, age 100; or

2) surrender or termination of the policy; or

3) automatic rebalancing is discontinued; or

4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If your policy is reinstated, you may be unable to reinstate this rider. If this rider terminates while the policy is in force, it cannot be reinstated. We will notify you in writing if this rider terminates.



Continuation of Coverage

If at least one of the insureds is still living when the younger insured attains, or would have attained, age 100, and the policy has not been surrendered, the policy will remain in force until surrender or death of the second insured. There are certain changes that will take place:

1) we will no longer accept premium payments;

2) we will make no further deductions;

3) policy values held in the Separate Account will be transferred to the Fixed Account; and

4) we will no longer transfer amounts to the Sub-Accounts.



Termination of Coverage

All policy coverage terminates on the earliest of:

1) surrender of the policy;

2) death of the second insured; or

                                                                              23

3) failure to pay the necessary amount of premium to keep your policy in force.



State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.


PREMIUMS
You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to maintain the No Lapse provision or to keep the policy in force. Premiums may be paid any time before the younger insured attains, or would have attained, age 100.

The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.



Allocation of Net Premium Payments

Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.



Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.


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We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you.



Policy Values

Policy value in a variable life insurance policy is also called the accumulation value.

The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

1) net premium payments made;

2) the amount of any partial surrenders;

3) any increases or decreases as a result of market performance of the Sub-Accounts;

4) interest credited to the Fixed Account or the Loan Account; and

5) all charges and fees deducted.

The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus

2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.010746% (equivalent to a compounded annual rate of 4%) or a higher rate determined by the Company.

The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.5% in all years.

The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.


                                                                              25

We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.


DEATH BENEFITS
The death benefit proceeds is the amount payable to the beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider, may impact the amount payable as death benefit proceeds in your policy. Refer to the "Riders" section of this prospectus for more information.



Death Benefit Options

Two different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

1) the amount determined by the death benefit option in effect on the date of the death of the second insured, less any indebtedness; or

2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. A schedule of these percentages is in your policy.

The following table provides more information about the death benefit options.



 Option                       Death Benefit Proceeds Equal to the                                Variability
    1         Specified amount (a minimum of $250,000)                                 None; level death benefit
    2         Sum of the specified amount plus the net accumulation value as of        May increase or decrease over
              the date of the second insured's death.                                  time, depending on the amount
                                                                                       of premium paid and the
                                                                                       investment performance of the
                                                                                       underlying Sub-Accounts or the
                                                                                       Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.



Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $250,000.

The death benefit option may be changed from option 2 to 1 by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.



 Option change                  Impact
     1 to 2          This change is not allowed.

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 Option change                                                   Impact
     2 to 1          The specified amount will be increased by the accumulation value as of the effective date of change.

A surrender charge may apply to a decrease in specified amount. A schedule of surrender charges is included in each policy.

Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

We may decline any request for a reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy's death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy's death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.



Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of both insureds. This notification must include a certified copy of an official death certificate for each insured, a certified copy of a decree of a court of competent jurisdiction as to the finding of death for each insured, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of both insureds, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.


POLICY SURRENDERS
You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.


                                                                              27

At any time, you may transfer all of the Separate Account value to the Fixed Account and then surrender the policy for reduced guaranteed nonparticipating paid-up insurance. No monthly administrative fees will apply to such paid-up insurance. The amount of paid-up insurance will be that which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy. The paid-up insurance will not include any additional benefits provided by rider under the original policy.



Partial Surrender

You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.



   Death Benefit
 Option in Effect                           Impact of Partial Surrender
         1              Will reduce the accumulation value and the specified amount.
         2              Will reduce the accumulation value, but not the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

We may at our discretion decline any request for a partial surrender.


POLICY LOANS
You may borrow against the surrender value of your policy. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans accrues at an effective annual rate of 5.5% in years 1-10 and 4.5% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value at a rate of 4.5% in all years, so the net cost of your policy loan is 1% in years 1-10 and 0% thereafter.

Your outstanding loan balance may be repaid at any time as long as at least one of the insureds is living. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.


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If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.


LAPSE AND REINSTATEMENT
If at any time the net accumulation value is insufficient to pay the monthly deduction, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination, all policy coverage will terminate. This is referred to as policy lapse. The net accumulation value may be insufficient:

1) because it has been exhausted by earlier deductions;

2) as a result of poor investment performance;

3) due to partial surrenders;

4) due to indebtedness for policy loans; or

5) because of a combination of any of these factors.

If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.



No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the net accumulation value under the policy is insufficient to cover the monthly deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.



Reinstatement of a Lapsed Policy

If your policy has lapsed, you may reinstate your policy within five years of the policy lapse date, if both insureds are living, provided:

1) it has not been surrendered;

2) there is an application for reinstatement in writing;

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3) satisfactory evidence of insurability of both insureds is furnished to us and we agree to accept the risk for both insureds;

4) we receive a payment sufficient to keep your policy in force for at least two months; and

5) any accrued loan interest is paid.

The reinstated policy will be effective as of the monthly anniversary day after the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.


TAX ISSUES
The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.



Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if
(1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as


30

a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.



Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following a material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.


                                                                              31

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy
Years. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.


Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.



Last Survivor Contract

Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.



Other Considerations

Insured Lives Past Age 100. If the younger insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the younger insured attains age 100.

Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

Disallowance of Interest Deductions. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated


32

to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.



Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.


RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.


LEGAL PROCEEDINGS
Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.


                                                                              33

FINANCIAL STATEMENTS
The December 31, 2004 and September 30, 2005 financial statements of the Separate Account and financial statements of the Company are located in the SAI.


34

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).


                              Contents of the SAI




GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting
      Firm
   Accounting Services
   Checkbook Service for Disbursements
   Administrative Services

POLICY INFORMATION
   Assignment
   Change of Ownership
   Beneficiary
   Change of Plan
   Settlement Options
   Deferral of Payments
   Incontestability
   Misstatement of Age or Gender
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com/mfinancial

LLANY Separate Account R for Flexible Premium Variable Life Insurance 1933 Act Registration No. 333-125993
1940 Act Registration No. 811-08651

                               End of Prospectus

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)


                                Dated __________
                  Relating to Prospectus Dated __________ for


                        Lincoln Momentum SVULONE product



LLANY Separate Account R for Flexible Premium Variable Life Insurance,
                                   Registrant



             Lincoln Life & Annuity Company of New York, Depositor



The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Client Service Center
350 Church Street - MVL1
Hartford, CT 06103-1106

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln NY Momentum SVULONE product prospectus.


                          TABLE OF CONTENTS OF THE SAI




Contents                                                   Page
-------------------------------------------------       ----------
GENERAL INFORMATION .............................             2
    Lincoln Life ................................             2
    Registration Statement ......................             2
    Changes of Investment Policy ................             2
    Principal Underwriter .......................             3
    Disaster Plan ...............................             3
    Advertising .................................             3
SERVICES ........................................             3
    Independent Registered Public Accounting
      Firm ......................................             3
    Accounting Services .........................             3
    Checkbook Service for Disbursements .........             3
    Administrative Services .....................             4


Contents                                                   Page
-------------------------------------------------       ----------
POLICY INFORMATION ..............................             4
    Assignment ..................................             4
    Change of Ownership .........................             4
    Beneficiary .................................             4
    Change of Plan ..............................             4
    Settlement Options ..........................             5
    Deferral of Payments ........................             6
    Incontestability ............................             6
    Misstatement of Age or Gender ...............             6
    Suicide .....................................             6
PERFORMANCE DATA ................................             6
FINANCIAL STATEMENTS ............................             7
    Separate Account ............................           R-1
    Company .....................................           S-1

                                                                               1

GENERAL INFORMATION


Lincoln Life
Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.



Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.



Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.


If an owner objects, his or her policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the lives of the insureds. The owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current policy on the date of the conversion.


2

Principal Underwriter

Lincoln Financial Advisors Corporation ("LFA"), 1300 S. Clinton Street, Fort Wayne, IN 46802, an affiliate of Lincoln Life, is the principal underwriter for the policies, which are offered continuously. LFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.



Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.



Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES


Independent Registered Public Accounting Firm
The financial statements of the Separate Account and the financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.



Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $500,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your


                                                                               3

proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately-even a check for the entire amount.



Administrative Services

Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.


POLICY INFORMATION


Assignment
While either insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.



Change of Ownership

As long as either insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer or the date we record it. We may require that the policy be submitted to us for endorsement before making a change.



Beneficiary

The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while either insured is living, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature or, if there is no such date, the date recorded.

If any beneficiary dies before the death of the second insured, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives at the time of the death of the second insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.



Change of Plan

Your policy may be exchanged for another policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met.

You may exchange your policy for separate single life policies on each of the insureds under any of the following change of plan events:


4

(1) The Internal Revenue Code (IRC) is changed resulting in (a) the repeal of the unlimited marital deduction provision; or (b) a reduction of at least 50% of the tax rate in the maximum federal estate bracket in effect on the policy date;

(2)  the insureds are legally divorced while this policy is in force; or

(3)  the insureds business is legally dissolved while the policy is in force.

An exchange for separate policies is subject to all of the following conditions:

(1) both insureds are alive and the policy is in force at the time of the change of plan event;

(2) the request by the owner to exercise the option must be in writing;

(3) the request by the owner, together with evidence, satisfactory to the Company, of the existence of a change of plan event must be received by our Administrative Office on or within 6 months of the change of plan events described in items (1) and (3) above or on or within 24 months of the change of plan event described in item (2) above. If there is an assignment on the policy, the assignee must consent, in writing, to the exchange;

(4) if the change of plan event is the legal divorce of the insureds, the insureds may not be remarried to each other as of the date the new policy takes effect, and the policy split may not become effective on or within 24 months following the legal divorce;

(5) each proposed owner must have an insurable interest in the lives of the insureds on his or her policy;

(6) the amount of insurance of each new policy is not larger than one half of the amount of insurance then in force under this policy; and

(7)  any other requirements as determined by the Company are met.

The new policy will not take effect until the date all such requirements are met. The premium for each new policy is determined according to the Company's rates in effect at that time for that policy based on each insured's current age and underwriting class, if that underwriting class is available on a single-life basis. If either insured's underwriting class is not available on a single-life basis, the new policy for that insured cannot be issued unless satisfactory evidence of insurability is provided for an underwriting class that is available.



Settlement Options

You may elect or change a settlement option while at least one insured is alive. If you have not irrevocably selected a settlement option, the beneficiary may elect to change the settlement option within 90 days after the second insured dies. If no settlement option is selected, the death benefit proceeds will be paid in a lump sum.

If you assign your policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay any remaining death benefit proceeds as elected.

Your written request to elect, change, or revoke a settlement option must be received in our Administrative Office before payment of the lump sum or any settlement option is initiated. The first payment of the settlement option selected will become payable on the date proceeds are settled. Payments after the first payment will be made on the first day of each month. Once payments have begun, the policy cannot be surrendered and neither the payee nor the settlement option may be changed.

You have at least four settlement options:

1) an annuity for the lifetime of the payee;

2) an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months;

3) monthly payments for a stated number of years, at least five but no more than thirty; or

4) payment of a maximum of 3% interest annually on the sum left on deposit.

                                                                               5

We may offer you or your beneficiary additional settlement options in the future.



Deferral of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond ten days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.



Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.



Misstatement of Age or Gender

If the age or gender of either insureds has been misstated, benefits will be adjusted based on the following values:

1) the net amount at risk at the time of the second insured's death;

2) the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and gender in the policy month of death; and

3) the accumulation value at the time of the second insured's death.

The amount of death benefit proceeds will be 1. multiplied by 2. and then the result added to 3.



Suicide

If the second insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the second insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.


PERFORMANCE DATA
Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

o an annual reduction for fund management fees and expenses, and

o a policy level mortality and expense charge applied on a daily equivalent basis, but

o no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.


6

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
   then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV


Where:        P = a hypothetical initial purchase payment of $1,000
              T = average annual total return for the period in question
              N = number of years
              ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the policy owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".


FINANCIAL STATEMENTS
The December 31, 2004 and September 30, 2005 financial statements of the Separate Account and financial statements of the Company follow.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statement of assets and liabilities

December 31, 2004

                                                                                                       Mortality &
                                                                                                       Expense
                                                                Contract                  Contract     Guarantee
                                                                Purchases                 Redemptions  Charges
                                                                Due from                  Due to       Payable to
                                                                Lincoln Life              Lincoln Life Lincoln Life
                                                                & Annuity                 & Annuity    & Annuity
                                                                Company of                Company of   Company of
Subaccount                                          Investments New York     Total Assets New York     New York     Net Assets
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                      $539,284      $   --      $539,284      $   --        $12       $539,272
AIM V.I. International Growth                          65,424          --        65,424          --          1         65,423
AIM V.I. Premier Equity                               446,642          --       446,642          --         10        446,632
ABVPSF Growth and Income Class A                      138,925          --       138,925          --          3        138,922
ABVPSF Premier Growth Class A                             718          --           718          --         --            718
ABVPSF Small Cap Value Class A                         45,268          --        45,268          --          1         45,267
ABVPSF Technology Class A                             110,892          --       110,892          --          2        110,890
American Century VP Inflation Protection                1,537          --         1,537          --         --          1,537
American Funds Global Growth Class 2                      323          --           323          --         --            323
American Funds Global Small Capitalization Class 2     29,445          --        29,445          --          1         29,444
American Funds Growth Class 2                         536,473       4,617       541,090          --         12        541,078
American Funds Growth-Income Class 2                  285,064       4,617       289,681          --          6        289,675
American Funds International Class 2                   94,861          --        94,861          --          2         94,859
Baron Capital Asset                                   217,683          --       217,683          --          5        217,678
Delaware VIPT Emerging Markets                         56,326          --        56,326          --          1         56,325
Delaware VIPT High Yield                               92,053          --        92,053          --          2         92,051
Delaware VIPT REIT                                    200,094          --       200,094          --          4        200,090
Delaware VIPT Small Cap Value                         522,504          --       522,504          --         11        522,493
Delaware VIPT Trend                                   200,430          --       200,430          --          4        200,426
Delaware VIPT U.S. Growth                              46,614          --        46,614          --          1         46,613
Delaware VIPT Value                                    19,853          --        19,853          --         --         19,853
Fidelity VIP Contrafund Service Class                 210,676          --       210,676          --          5        210,671
Fidelity VIP Equity-Income Service Class              106,426          --       106,426          --          2        106,424
Fidelity VIP Growth Service Class                      12,506          --        12,506          --         --         12,506
Fidelity VIP Growth Opportunities Service Class        35,440          --        35,440          --          1         35,439
Fidelity VIP High Income Service Class                147,422          --       147,422          --          3        147,419
Fidelity VIP Overseas Service Class                    97,821          --        97,821          --          2         97,819
FTVIPT Franklin Small Cap                               6,897          --         6,897          --         --          6,897
FTVIPT Templeton Foreign Securities Class 2           104,079          --       104,079          --          2        104,077
FTVIPT Templeton Growth Securities                      7,222          --         7,222          --         --          7,222
FTVIPT Templeton Growth Securities Class 2             15,662          --        15,662          --         --         15,662
Janus Aspen Series Balanced                           221,000          --       221,000          --          5        220,995
Janus Aspen Series Balanced Service Shares             93,317          --        93,317          --          2         93,315
Janus Aspen Series Global Technology Service Shares    10,156          --        10,156          --         --         10,156
Janus Aspen Series Mid Cap Growth Service Shares       28,542       4,617        33,159          --          1         33,158
Janus Aspen Series Worldwide Growth                   233,788          --       233,788          --          5        233,783
Janus Aspen Series Worldwide Growth Service Shares      2,924          --         2,924          --         --          2,924
Lincoln VIPT Aggressive Growth                            840          --           840          --         --            840
Lincoln VIPT Bond                                     809,883          --       809,883          --         18        809,865
Lincoln VIPT Capital Appreciation                      67,314          --        67,314          --          1         67,313
Lincoln VIPT Equity-Income                             19,844          --        19,844          --         --         19,844
Lincoln VIPT Global Asset Allocation                   10,889          --        10,889          --         --         10,889
Lincoln VIPT International                            129,850          --       129,850          --          3        129,847
Lincoln VIPT Money Market                             376,035          --       376,035       9,533          8        366,494
Lincoln VIPT Social Awareness                           8,122          --         8,122          --         --          8,122
MFS VIT Capital Opportunities                             781          --           781          --         --            781
MFS VIT Emerging Growth                               124,830          --       124,830          --          3        124,827
MFS VIT Total Return                                  257,608          --       257,608          --          6        257,602
MFS VIT Utilities                                     114,797          --       114,797          --          3        114,794
NB AMT Mid-Cap Growth                                 545,324          --       545,324          --         12        545,312
NB AMT Partners                                        71,276          --        71,276          --          2         71,274
NB AMT Regency                                          9,439          --         9,439          --         --          9,439
Putnam VT Growth & Income Class IB                     15,618          --        15,618          --         --         15,618
Putnam VT Health Sciences Class IB                      3,161          --         3,161          --         --          3,161
Scudder VIT EAFE Equity Index                          70,630          --        70,630          --          2         70,628
Scudder VIT Equity 500 Index                          452,983       4,617       457,600          --         10        457,590
Scudder VIT Small Cap Index                           145,336       4,617       149,953          --          3        149,950

See accompanying notes.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statement of operations

Year Ended December 31, 2004

                                                    Dividends
                                                    from       Mortality and     Net
                                                    Investment Expense           Investment
Subaccount                                          Income     Guarantee Charges Income (Loss)
----------------------------------------------------------------------------------------------
AIM V.I. Growth                                      $    --        $(3,900)        $(3,900)
AIM V.I. International Growth                            381           (413)            (32)
AIM V.I. Premier Equity                                2,016         (3,344)         (1,328)
ABVPSF Growth and Income Class A                       1,166         (1,038)            128
ABVPSF Premier Growth Class A                             --             (6)             (6)
ABVPSF Small Cap Value Class A                            31           (199)           (168)
ABVPSF Technology Class A                                 --           (831)           (831)
American Century VP Inflation Protection                   3             --               3
American Funds Global Growth Class 2                       2             (2)             --
American Funds Global Small Capitalization Class 2        --           (127)           (127)
American Funds Growth Class 2                            832         (3,538)         (2,706)
American Funds Growth-Income Class 2                   2,314         (1,938)            376
American Funds International Class 2                   1,082           (602)            480
Baron Capital Asset                                       --         (1,522)         (1,522)
Delaware VIPT Emerging Markets                           578           (186)            392
Delaware VIPT High Yield                               1,569           (409)          1,160
Delaware VIPT REIT                                     2,476           (965)          1,511
Delaware VIPT Small Cap Value                            797         (3,227)         (2,430)
Delaware VIPT Trend                                       --         (1,347)         (1,347)
Delaware VIPT U.S. Growth                                 50           (328)           (278)
Delaware VIPT Value                                       14            (11)              3
Fidelity VIP Contrafund Service Class                    482         (1,638)         (1,156)
Fidelity VIP Equity-Income Service Class                 975           (828)            147
Fidelity VIP Growth Service Class                         85           (449)           (364)
Fidelity VIP Growth Opportunities Service Class          138           (263)           (125)
Fidelity VIP High Income Service Class                11,001         (1,110)          9,891
Fidelity VIP Overseas Service Class                      938           (702)            236
FTVIPT Franklin Small Cap                                 --            (47)            (47)
FTVIPT Templeton Foreign Securities Class 2              809           (640)            169
FTVIPT Templeton Growth Securities                        73            (47)             26
FTVIPT Templeton Growth Securities Class 2               140            (93)             47
Janus Aspen Series Balanced                            4,676         (1,547)          3,129
Janus Aspen Series Balanced Service Shares             1,946           (678)          1,268
Janus Aspen Series Global Technology Service Shares       --            (71)            (71)
Janus Aspen Series Mid Cap Growth Service Shares          --           (370)           (370)
Janus Aspen Series Worldwide Growth                    2,354         (1,796)            558
Janus Aspen Series Worldwide Growth Service Shares        25            (20)              5
Lincoln VIPT Aggressive Growth                            --             (7)             (7)
Lincoln VIPT Bond                                     30,205         (5,579)         24,626
Lincoln VIPT Capital Appreciation                         --           (469)           (469)
Lincoln VIPT Equity-Income                               204           (138)             66
Lincoln VIPT Global Asset Allocation                     173            (82)             91
Lincoln VIPT International                               950           (455)            495
Lincoln VIPT Money Market                              3,439         (3,560)           (121)
Lincoln VIPT Social Awareness                             72            (57)             15
MFS VIT Capital Opportunities                              3             (7)             (4)
MFS VIT Emerging Growth                                   --           (807)           (807)
MFS VIT Total Return                                   3,494         (1,717)          1,777
MFS VIT Utilities                                      1,311           (740)            571
NB AMT Mid-Cap Growth                                     --         (3,630)         (3,630)
NB AMT Partners                                            8           (501)           (493)
NB AMT Regency                                             1            (35)            (34)
Putnam VT Growth & Income Class IB                       256           (119)            137
Putnam VT Health Sciences Class IB                         6            (23)            (17)
Scudder VIT EAFE Equity Index                          1,062           (407)            655
Scudder VIT Equity 500 Index                           4,083         (3,050)          1,033
Scudder VIT Small Cap Index                              476           (912)           (436)

See accompanying notes.

                                               Net Change in   Net Increase
                 Dividends from Total          Unrealized      (Decrease) in
  Net Realized   Net Realized   Net Realized   Appreciation or Net Assets
  Gain (Loss) on Gain on        Gain (Loss) on Depreciation on Resulting from
  Investments    Investments    Investments    Investments     Operations
  ---------------------------------------------------------------------------
     $(2,370)       $    --        $(2,370)       $ 42,354        $36,084
         256             --            256          11,443         11,667
      (5,339)            --         (5,339)         27,310         20,643
         370             --            370          12,813         13,311
          (3)            --             (3)             61             52
         351            395            746           4,791          5,369
         (14)            --            (14)          5,690          4,845
           5             --              5              (3)             5
           2             --              2              32             34
         352             --            352           4,525          4,750
       2,659             --          2,659          54,440         54,393
       4,292             --          4,292          17,471         22,139
       1,786             --          1,786          11,400         13,666
       1,611             --          1,611          43,036         43,125
       1,934             --          1,934           5,333          7,659
         297             --            297           6,725          8,182
       8,676          2,565         11,241          22,617         35,369
       4,058          7,954         12,012          69,513         79,095
       1,289             --          1,289          20,445         20,387
         309             --            309             902            933
           5             --              5             215            223
       9,529             --          9,529          21,107         29,480
       9,115            247          9,362           5,554         15,063
       4,353             --          4,353          (1,760)         2,229
           1             --              1           2,086          1,962
         320             --            320           1,414         11,625
         215             --            215          10,460         10,911
         136             --            136             564            653
         (44)            --            (44)         14,586         14,711
         141             --            141             752            919
         106             --            106           1,712          1,865
         (40)            --            (40)         12,512         15,601
         335             --            335           4,787          6,390
        (233)            --           (233)            303             (1)
       3,098             --          3,098             282          3,010
      (8,904)            --         (8,904)         15,594          7,248
          74             --             74              55            134
          60             --             60              82            135
       1,898         18,995         20,893         (13,537)        31,982
        (765)            --           (765)          4,581          3,347
          51             --             51           1,503          1,620
          45             --             45           1,098          1,234
       1,074             --          1,074          13,964         15,533
          --             --             --              --           (121)
          25             --             25             791            831
          --             --             --              85             81
      (1,588)            --         (1,588)         15,764         13,369
       1,976             --          1,976          18,074         21,827
       1,131             --          1,131          23,867         25,569
         819             --            819          76,662         73,851
         350             --            350          11,122         10,979
         263             --            263             719            948
         147             --            147           1,198          1,482
          (4)            --             (4)            220            199
         290             --            290           9,502         10,447
        (585)            --           (585)         37,696         38,144
       2,756             --          2,756          17,935         20,255

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statements of changes in net assets

Years Ended December 31, 2003 and 2004



                                                                                          AIM V.I. International AIM V.I. Premier
                                                                         AIM V.I. Growth  Growth                 Equity
                                                                         Subaccount       Subaccount             Subaccount
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                                $302,895            $ 49,033            $316,689
Changes From Operations:
.. Net investment income (loss)                                                 (3,087)               (126)             (1,812)
.. Net realized gain (loss) on investments                                     (10,379)             (4,631)            (21,284)
.. Net change in unrealized appreciation on investments                        119,345              15,111             106,470
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               105,879              10,354              83,374
Changes From Unit Transactions:
.. Contract purchases                                                           64,002               7,420              50,576
.. Contract withdrawals                                                        (36,592)             (3,897)            (51,796)
.. Contract transfers                                                           15,787             (17,239)             10,548
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  43,197             (13,716)              9,328
                                                                             --------            --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       149,076              (3,362)             92,702
                                                                             --------            --------            --------
NET ASSETS AT DECEMBER 31, 2003                                               451,971              45,671             409,391
Changes From Operations:
.. Net investment income (loss)                                                 (3,900)                (32)             (1,328)
.. Net realized gain (loss) on investments                                      (2,370)                256              (5,339)
.. Net change in unrealized appreciation or depreciation on investments         42,354              11,443              27,310
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                36,084              11,667              20,643
Changes From Unit Transactions:
.. Contract purchases                                                           85,530              13,420              55,691
.. Contract withdrawals                                                        (29,931)             (4,237)            (26,372)
.. Contract transfers                                                           (4,382)             (1,098)            (12,721)
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  51,217               8,085              16,598
                                                                             --------            --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        87,301              19,752              37,241
                                                                             --------            --------            --------
NET ASSETS AT DECEMBER 31, 2004                                              $539,272            $ 65,423            $446,632
                                                                             ========            ========            ========

                                                                                          Delaware VIPT          Delaware VIPT
                                                                         Baron Capital    Emerging Markets       High Yield
                                                                         Asset Subaccount Subaccount             Subaccount
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                                $142,467            $ 10,361            $ 29,324
Changes From Operations:
.. Net investment income (loss)                                                 (1,216)                203               1,077
.. Net realized gain (loss) on investments                                        (647)                191                (779)
.. Net change in unrealized appreciation on investments                         41,393               7,612               4,444
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                39,530               8,006               4,742
Changes From Unit Transactions:
.. Contract purchases                                                            2,578               3,436               5,934
.. Contract withdrawals                                                         (5,085)             (1,226)             (1,793)
.. Contract transfers                                                           (4,917)               (788)            (15,752)
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  (7,424)              1,422             (11,611)
                                                                             --------            --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        32,106               9,428              (6,869)
                                                                             --------            --------            --------
NET ASSETS AT DECEMBER 31, 2003                                               174,573              19,789              22,455
Changes From Operations:
.. Net investment income (loss)                                                 (1,522)                392               1,160
.. Net realized gain (loss) on investments                                       1,611               1,934                 297
.. Net change in unrealized appreciation or depreciation on investments         43,036               5,333               6,725
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                43,125               7,659               8,182
Changes From Unit Transactions:
.. Contract purchases                                                            6,428               4,027               9,064
.. Contract withdrawals                                                         (6,448)             (3,102)             (4,323)
.. Contract transfers                                                               --              27,952              56,673
                                                                             --------            --------            --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                     (20)             28,877              61,414
                                                                             --------            --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        43,105              36,536              69,596
                                                                             --------            --------            --------
NET ASSETS AT DECEMBER 31, 2004                                              $217,678            $ 56,325            $ 92,051
                                                                             ========            ========            ========

                                                                         ABVPSF Growth
                                                                         and Income
                                                                         Class A
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $    678
Changes From Operations:
.. Net investment income (loss)                                                 (130)
.. Net realized gain (loss) on investments                                        19
.. Net change in unrealized appreciation on investments                       10,470
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              10,359
Changes From Unit Transactions:
.. Contract purchases                                                            196
.. Contract withdrawals                                                         (718)
.. Contract transfers                                                        116,680
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               116,158
                                                                           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     126,517
                                                                           --------
NET ASSETS AT DECEMBER 31, 2003                                             127,195
Changes From Operations:
.. Net investment income (loss)                                                  128
.. Net realized gain (loss) on investments                                       370
.. Net change in unrealized appreciation or depreciation on investments       12,813
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              13,311
Changes From Unit Transactions:
.. Contract purchases                                                            195
.. Contract withdrawals                                                       (2,824)
.. Contract transfers                                                          1,045
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (1,584)
                                                                           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      11,727
                                                                           --------
NET ASSETS AT DECEMBER 31, 2004                                            $138,922
                                                                           ========

                                                                         Delaware VIPT
                                                                         REIT
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $ 72,486
Changes From Operations:
.. Net investment income (loss)                                                1,358
.. Net realized gain (loss) on investments                                     1,416
.. Net change in unrealized appreciation on investments                       20,912
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              23,686
Changes From Unit Transactions:
.. Contract purchases                                                         18,908
.. Contract withdrawals                                                       (9,704)
.. Contract transfers                                                            254
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                 9,458
                                                                           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      33,144
                                                                           --------
NET ASSETS AT DECEMBER 31, 2003                                             105,630
Changes From Operations:
.. Net investment income (loss)                                                1,511
.. Net realized gain (loss) on investments                                    11,241
.. Net change in unrealized appreciation or depreciation on investments       22,617
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              35,369
Changes From Unit Transactions:
.. Contract purchases                                                         24,154
.. Contract withdrawals                                                      (31,752)
.. Contract transfers                                                         66,689
                                                                           --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                59,091
                                                                           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      94,460
                                                                           --------
NET ASSETS AT DECEMBER 31, 2004                                            $200,090
                                                                           ========

See accompanying notes.

                                                                                   American Funds
                                                   American Century American Funds Global Small
ABVPSF Premier  ABVPSF Small Cap ABVPSF Technology VP Inflation     Global Growth  Capitalization American Funds
Growth Class A  Value Class A    Class A           Protection       Class 2        Class 2        Growth Class 2
Subaccount      Subaccount       Subaccount        Subaccount       Subaccount     Subaccount     Subaccount
-----------------------------------------------------------------------------------------------------------------
   $    628         $  7,969         $    561          $    --         $     --       $  4,798       $263,940
         (5)             (23)            (193)              --               --            (10)        (2,146)
        (12)             889              (10)              --               --            (34)       (18,061)
        153            2,495            2,317               --               --          2,847        115,136
   --------         --------         --------          -------         --------       --------       --------
        136            3,361            2,114               --               --          2,803         94,929
         --            7,979               10               --               --             --         56,965
        (51)          (2,167)            (352)              --               --         (1,268)       (28,695)
         --             (625)         105,355               --               --          1,233         (2,497)
   --------         --------         --------          -------         --------       --------       --------
        (51)           5,187          105,013               --               --            (35)        25,773
   --------         --------         --------          -------         --------       --------       --------
         85            8,548          107,127               --               --          2,768        120,702
   --------         --------         --------          -------         --------       --------       --------
        713           16,517          107,688               --               --          7,566        384,642
         (6)            (168)            (831)               3               --           (127)        (2,706)
         (3)             746              (14)               5                2            352          2,659
         61            4,791            5,690               (3)              32          4,525         54,440
   --------         --------         --------          -------         --------       --------       --------
         52            5,369            4,845                5               34          4,750         54,393
         --            7,920               --            1,770               --             --         58,038
        (47)          (2,661)          (1,802)            (238)            (127)        (2,125)       (38,122)
         --           18,122              159               --              416         19,253         82,127
   --------         --------         --------          -------         --------       --------       --------
        (47)          23,381           (1,643)           1,532              289         17,128        102,043
   --------         --------         --------          -------         --------       --------       --------
          5           28,750            3,202            1,537              323         21,878        156,436
   --------         --------         --------          -------         --------       --------       --------
   $    718         $ 45,267         $110,890          $ 1,537         $    323       $ 29,444       $541,078
   ========         ========         ========          =======         ========       ========       ========

                                                                    Fidelity VIP   Fidelity VIP   Fidelity VIP
Delaware VIPT   Delaware VIPT    Delaware VIPT     Delaware VIPT    Contrafund     Equity-Income  Growth
Small Cap Value Trend            U.S. Growth       Value            Service Class  Service Class  Service Class
Subaccount      Subaccount       Subaccount        Subaccount       Subaccount     Subaccount     Subaccount
-----------------------------------------------------------------------------------------------------------------
   $165,433         $ 82,555         $    634          $   723         $ 92,929       $  8,926       $  9,505
     (1,018)            (868)            (116)               8             (619)           (19)          (155)
      1,621           (2,347)              50               (5)            (418)            69           (772)
     76,391           36,354            4,020              184           32,493          7,377          6,190
   --------         --------         --------          -------         --------       --------       --------
     76,994           33,139            3,954              187           31,456          7,427          5,263
     24,262           29,026                6               --           30,508          9,296            437
    (11,999)         (12,348)            (684)             (59)         (14,034)        (3,469)        (2,202)
    124,625           12,760           33,000               --           44,050         44,553         39,829
   --------         --------         --------          -------         --------       --------       --------
    136,888           29,438           32,322              (59)          60,524         50,380         38,064
   --------         --------         --------          -------         --------       --------       --------
    213,882           62,577           36,276              128           91,980         57,807         43,327
   --------         --------         --------          -------         --------       --------       --------
    379,315          145,132           36,910              851          184,909         66,733         52,832
     (2,430)          (1,347)            (278)               3           (1,156)           147           (364)
     12,012            1,289              309                5            9,529          9,362          4,353
     69,513           20,445              902              215           21,107          5,554         (1,760)
   --------         --------         --------          -------         --------       --------       --------
     79,095           20,387              933              223           29,480         15,063          2,229
     28,192           38,040            3,953               --           55,100         27,440         18,030
    (16,725)         (11,121)          (2,513)             (58)         (18,742)        (9,007)        (5,289)
     52,616            7,988            7,330           18,837          (40,076)         6,195        (55,296)
   --------         --------         --------          -------         --------       --------       --------
     64,083           34,907            8,770           18,779           (3,718)        24,628        (42,555)
   --------         --------         --------          -------         --------       --------       --------
    143,178           55,294            9,703           19,002           25,762         39,691        (40,326)
   --------         --------         --------          -------         --------       --------       --------
   $522,493         $200,426         $ 46,613          $19,853         $210,671       $106,424       $ 12,506
   ========         ========         ========          =======         ========       ========       ========

                     American Funds
American Funds       International
Growth-Income        Class 2
Class 2 Subaccount   Subaccount
-----------------------------------
      $195,208          $    738
           521               433
       (12,500)              564
        55,808            11,255
      --------          --------
        43,829            12,252
        43,291             7,293
       (25,116)           (2,035)
       (50,325)           44,573
      --------          --------
       (32,150)           49,831
      --------          --------
        11,679            62,083
      --------          --------
       206,887            62,821
           376               480
         4,292             1,786
        17,471            11,400
      --------          --------
        22,139            13,666
        73,119            14,785
       (34,923)           (5,487)
        22,453             9,074
      --------          --------
        60,649            18,372
      --------          --------
        82,788            32,038
      --------          --------
      $289,675          $ 94,859
      ========          ========

Fidelity VIP         Fidelity VIP
Growth Opportunities High Income
Service Class        Service Class
Subaccount           Subaccount
-----------------------------------
      $ 38,775          $139,084
             6             7,663
        (4,644)             (227)
        13,222            21,433
      --------          --------
         8,584            28,869
         6,551             1,651
        (2,517)           (2,837)
       (21,541)          (30,481)
      --------          --------
       (17,507)          (31,667)
      --------          --------
        (8,923)           (2,798)
      --------          --------
        29,852           136,286
          (125)            9,891
             1               320
         2,086             1,414
      --------          --------
         1,962            11,625
         6,551             2,010
        (2,926)           (3,465)
            --               963
      --------          --------
         3,625              (492)
      --------          --------
         5,587            11,133
      --------          --------
      $ 35,439          $147,419
      ========          ========

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Years Ended December 31, 2003 and 2004

                                                                         Fidelity VIP                  FTVIPT Templeton
                                                                         Overseas      FTVIPT Franklin Foreign Securities
                                                                         Service Class Small Cap       Class 2
                                                                         Subaccount    Subaccount      Subaccount
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $    683        $ 3,913          $ 59,977
Changes From Operations:
.. Net investment income (loss)                                                 (144)           (33)              618
.. Net realized gain (loss) on investments                                        (2)             2           (11,426)
.. Net change in unrealized appreciation on investments                        6,748          1,396            27,354
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               6,602          1,365            16,546
Changes From Unit Transactions:
.. Contract purchases                                                             15            780             2,106
.. Contract withdrawals                                                         (284)          (644)           (5,865)
.. Contract transfers                                                         79,016           (197)           (2,124)
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                78,747            (61)           (5,883)
                                                                           --------        -------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      85,349          1,304            10,663
                                                                           --------        -------          --------
NET ASSETS AT DECEMBER 31, 2003                                              86,032          5,217            70,640
Changes From Operations:
.. Net investment income (loss)                                                  236            (47)              169
.. Net realized gain (loss) on investments                                       215            136               (44)
.. Net change in unrealized appreciation or depreciation on investments       10,460            564            14,586
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              10,911            653            14,711
Changes From Unit Transactions:
.. Contract purchases                                                            507          1,405             6,388
.. Contract withdrawals                                                       (1,840)          (928)           (2,869)
.. Contract transfers                                                          2,209            550            15,207
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                   876          1,027            18,726
                                                                           --------        -------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      11,787          1,680            33,437
                                                                           --------        -------          --------
NET ASSETS AT DECEMBER 31, 2004                                            $ 97,819        $ 6,897          $104,077
                                                                           ========        =======          ========

                                                                         Lincoln VIPT                  Lincoln VIPT
                                                                         Capital       Lincoln VIPT    Global Asset
                                                                         Appreciation  Equity-Income   Allocation
                                                                         Subaccount    Subaccount      Subaccount
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $ 49,636        $19,345          $  8,403
Changes From Operations:
.. Net investment income (loss)                                                 (423)            10               203
.. Net realized gain (loss) on investments                                   (16,967)        (1,151)              (33)
.. Net change in unrealized appreciation on investments                       32,497          5,955             1,400
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              15,107          4,814             1,570
Changes From Unit Transactions:
.. Contract purchases                                                         19,535          2,581                --
.. Contract withdrawals                                                      (28,320)        (9,490)             (614)
.. Contract transfers                                                           (232)          (487)              800
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (9,017)        (7,396)              186
                                                                           --------        -------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       6,090         (2,582)            1,756
                                                                           --------        -------          --------
NET ASSETS AT DECEMBER 31, 2003                                              55,726         16,763            10,159
Changes From Operations:
.. Net investment income (loss)                                                 (469)            66                91
.. Net realized gain (loss) on investments                                      (765)            51                45
.. Net change in unrealized appreciation or depreciation on investments        4,581          1,503             1,098
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               3,347          1,620             1,234
Changes From Unit Transactions:
.. Contract purchases                                                         13,079          2,580                --
.. Contract withdrawals                                                       (4,867)          (948)             (610)
.. Contract transfers                                                             28           (171)              106
                                                                           --------        -------          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                 8,240          1,461              (504)
                                                                           --------        -------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      11,587          3,081               730
                                                                           --------        -------          --------
NET ASSETS AT DECEMBER 31, 2004                                            $ 67,313        $19,844          $ 10,889
                                                                           ========        =======          ========

                                                                         FTVIPT
                                                                         Templeton
                                                                         Growth Securities
                                                                         Subaccount
------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                                $  3,845
Changes From Operations:
.. Net investment income (loss)                                                     37
.. Net realized gain (loss) on investments                                         (23)
.. Net change in unrealized appreciation on investments                          1,223
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 1,237
Changes From Unit Transactions:
.. Contract purchases                                                            1,168
.. Contract withdrawals                                                           (686)
.. Contract transfers                                                               97
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                     579
                                                                             --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         1,816
                                                                             --------
NET ASSETS AT DECEMBER 31, 2003                                                 5,661
Changes From Operations:
.. Net investment income (loss)                                                     26
.. Net realized gain (loss) on investments                                         141
.. Net change in unrealized appreciation or depreciation on investments            752
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   919
Changes From Unit Transactions:
.. Contract purchases                                                            1,517
.. Contract withdrawals                                                           (825)
.. Contract transfers                                                              (50)
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                     642
                                                                             --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         1,561
                                                                             --------
NET ASSETS AT DECEMBER 31, 2004                                              $  7,222
                                                                             ========


                                                                         Lincoln VIPT
                                                                         International
                                                                         Subaccount
------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                                $ 14,830
Changes From Operations:
.. Net investment income (loss)                                                    174
.. Net realized gain (loss) on investments                                         284
.. Net change in unrealized appreciation on investments                          5,880
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 6,338
Changes From Unit Transactions:
.. Contract purchases                                                           12,540
.. Contract withdrawals                                                         (3,435)
.. Contract transfers                                                             (656)
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                   8,449
                                                                             --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        14,787
                                                                             --------
NET ASSETS AT DECEMBER 31, 2003                                                29,617
Changes From Operations:
.. Net investment income (loss)                                                    495
.. Net realized gain (loss) on investments                                       1,074
.. Net change in unrealized appreciation or depreciation on investments         13,964
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                15,533
Changes From Unit Transactions:
.. Contract purchases                                                           14,667
.. Contract withdrawals                                                         (5,912)
.. Contract transfers                                                           75,942
                                                                             --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  84,697
                                                                             --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       100,230
                                                                             --------
NET ASSETS AT DECEMBER 31, 2004                                              $129,847
                                                                             ========

See accompanying notes.

FTVIPT Templeton                   Janus Aspen     Janus Aspen Series Janus Aspen Series                    Janus Aspen Series
Growth Securities Janus Aspen      Series Balanced Global Technology  Mid Cap Growth     Janus Aspen Series Worldwide Growth
Class 2           Series Balanced  Service Shares  Service Shares     Service Shares     Worldwide Growth   Service Shares
Subaccount        Subaccount       Subaccount      Subaccount         Subaccount         Subaccount         Subaccount
-------------------------------------------------------------------------------------------------------------------------------
   $   54,496        $ 395,318         $ 4,325          $ 21,192           $    634          $ 251,388           $  1,334
           39            3,805             695              (104)              (167)               711                  2
      (17,815)         (12,107)             71            (9,212)               303            (62,512)               (27)
       19,367           64,199           4,755            13,753              5,994            129,802                398
   ----------        ---------         -------          --------           --------          ---------           --------
        1,591           55,897           5,521             4,437              6,130             68,001                373
        3,203           92,899          14,741             2,265             18,296             85,851                831
       (7,984)        (338,655)         (4,115)           (2,393)            (6,711)          (189,656)              (257)
      (41,806)         (31,575)         55,218           (16,080)            34,467             (2,041)                --
   ----------        ---------         -------          --------           --------          ---------           --------
      (46,587)        (277,331)         65,844           (16,208)            46,052           (105,846)               574
   ----------        ---------         -------          --------           --------          ---------           --------
      (44,996)        (221,434)         71,365           (11,771)            52,182            (37,845)               947
   ----------        ---------         -------          --------           --------          ---------           --------
        9,500          173,884          75,690             9,421             52,816            213,543              2,281
           47            3,129           1,268               (71)              (370)               558                  5
          106              (40)            335              (233)             3,098             (8,904)                74
        1,712           12,512           4,787               303                282             15,594                 55
   ----------        ---------         -------          --------           --------          ---------           --------
        1,865           15,601           6,390                (1)             3,010              7,248                134
        4,532           33,000          11,186             2,504             25,198             51,077              1,830
       (1,735)         (11,501)         (5,894)           (1,048)           (11,052)           (16,789)              (489)
        1,500           10,011           5,943              (720)           (36,814)           (21,296)              (832)
   ----------        ---------         -------          --------           --------          ---------           --------
        4,297           31,510          11,235               736            (22,668)            12,992                509
   ----------        ---------         -------          --------           --------          ---------           --------
        6,162           47,111          17,625               735            (19,658)            20,240                643
   ----------        ---------         -------          --------           --------          ---------           --------
   $   15,662        $ 220,995         $93,315          $ 10,156           $ 33,158          $ 233,783           $  2,924
   ==========        =========         =======          ========           ========          =========           ========

Lincoln VIPT      Lincoln VIPT     MFS VIT Capital MFS VIT            MFS VIT            MFS VIT            NB AMT
Money Market      Social Awareness Opportunities   Emerging Growth    Total Return       Utilities          Mid-Cap Growth
Subaccount        Subaccount       Subaccount      Subaccount         Subaccount         Subaccount         Subaccount
-------------------------------------------------------------------------------------------------------------------------------
   $1,187,009        $   3,736         $   641          $ 58,531           $108,058          $  48,370           $199,719
         (966)               7              (4)             (591)             1,102                775             (2,264)
           --              (46)            (10)           (3,243)               172             (2,569)            (3,491)
           --            1,479             175            22,526             21,239             20,936             75,404
   ----------        ---------         -------          --------           --------          ---------           --------
         (966)           1,440             161            18,692             22,513             19,142             69,649
      441,918            1,415              --            21,157             37,752             16,163             36,754
     (392,294)            (403)            (52)           (8,040)           (22,571)           (14,299)           (18,159)
     (757,737)              --              --               331             57,244             11,279            125,403
   ----------        ---------         -------          --------           --------          ---------           --------
     (708,113)           1,012             (52)           13,448             72,425             13,143            143,998
   ----------        ---------         -------          --------           --------          ---------           --------
     (709,079)           2,452             109            32,140             94,938             32,285            213,647
   ----------        ---------         -------          --------           --------          ---------           --------
      477,930            6,188             750            90,671            202,996             80,655            413,366
         (121)              15              (4)             (807)             1,777                571             (3,630)
           --               25              --            (1,588)             1,976              1,131                819
           --              791              85            15,764             18,074             23,867             76,662
   ----------        ---------         -------          --------           --------          ---------           --------
         (121)             831              81            13,369             21,827             25,569             73,851
      481,059            1,389              --            28,876             35,845             17,636             44,760
      (72,923)            (495)            (50)           (7,638)           (23,984)            (6,727)           (20,782)
     (519,451)             209              --              (451)            20,918             (2,339)            34,117
   ----------        ---------         -------          --------           --------          ---------           --------
     (111,315)           1,103             (50)           20,787             32,779              8,570             58,095
   ----------        ---------         -------          --------           --------          ---------           --------
     (111,436)           1,934              31            34,156             54,606             34,139            131,946
   ----------        ---------         -------          --------           --------          ---------           --------
   $  366,494        $   8,122         $   781          $124,827           $257,602          $ 114,794           $545,312
   ==========        =========         =======          ========           ========          =========           ========

Lincoln VIPT
Aggressive   Lincoln VIPT
Growth       Bond
Subaccount   Subaccount
-------------------------
  $   654      $541,445
       (6)       18,745
       (7)       11,612
      210         2,002
  -------      --------
      197        32,359
        1       111,396
      (55)      (66,235)
       --         3,202
  -------      --------
      (54)       48,363
  -------      --------
      143        80,722
  -------      --------
      797       622,167
       (7)       24,626
       60        20,893
       82       (13,537)
  -------      --------
      135        31,982
    1,001       126,824
     (276)      (71,894)
     (817)      100,786
  -------      --------
      (92)      155,716
  -------      --------
       43       187,698
  -------      --------
  $   840      $809,865
  =======      ========

NB AMT       NB AMT
Partners     Regency
Subaccount   Subaccount
-------------------------
  $43,518      $    818
     (404)           (7)
   (1,340)            7
   16,939           271
  -------      --------
   15,195           271
    3,739            --
   (2,945)          (68)
     (217)           --
  -------      --------
      577           (68)
  -------      --------
   15,772           203
  -------      --------
   59,290         1,021
     (493)          (34)
      350           263
   11,122           719
  -------      --------
   10,979           948
    4,047         4,204
   (3,816)       (1,272)
      774         4,538
  -------      --------
    1,005         7,470
  -------      --------
   11,984         8,418
  -------      --------
  $71,274      $  9,439
  =======      ========

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Years Ended December 31, 2003 and 2004

                                                                         Putnam VT
                                                                         Growth &   Putnam VT       Scudder VIT
                                                                         Income     Health Sciences EAFE Equity Scudder VIT
                                                                         Class IB   Class IB        Index       Equity 500 Index
                                                                         Subaccount Subaccount      Subaccount  Subaccount
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                             $   710       $2,439        $29,819       $208,508
Changes From Operations:
.. Net investment income (loss)                                                 (6)          (6)         1,125            909
.. Net realized gain (loss) on investments                                      (6)         (46)          (478)       (11,958)
.. Net change in unrealized appreciation on investments                      1,167          447          8,560         75,668
                                                                          -------       ------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,155          395          9,207         64,619
Changes From Unit Transactions:
.. Contract purchases                                                            7           --            589         75,277
.. Contract withdrawals                                                        (76)        (294)        (1,965)       (33,040)
.. Contract transfers                                                       12,664          141             11         16,556
                                                                          -------       ------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                              12,595         (153)        (1,365)        58,793
                                                                          -------       ------        -------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    13,750          242          7,842        123,412
                                                                          -------       ------        -------       --------
NET ASSETS AT DECEMBER 31, 2003                                            14,460        2,681         37,661        331,920
Changes From Operations:
.. Net investment income (loss)                                                137          (17)           655          1,033
.. Net realized gain (loss) on investments                                     147           (4)           290           (585)
.. Net change in unrealized appreciation or depreciation on investments      1,198          220          9,502         37,696
                                                                          -------       ------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,482          199         10,447         38,144
Changes From Unit Transactions:
.. Contract purchases                                                        2,000          500         13,071        107,308
.. Contract withdrawals                                                       (736)        (349)        (3,425)       (36,672)
.. Contract transfers                                                       (1,588)         130         12,874         16,890
                                                                          -------       ------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (324)         281         22,520         87,526
                                                                          -------       ------        -------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,158          480         32,967        125,670
                                                                          -------       ------        -------       --------
NET ASSETS AT DECEMBER 31, 2004                                           $15,618       $3,161        $70,628       $457,590
                                                                          =======       ======        =======       ========

                                                                         Scudder VIT
                                                                         Small Cap
                                                                         Index
                                                                         Subaccount
------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                             $ 46,318
Changes From Operations:
.. Net investment income (loss)                                                  38
.. Net realized gain (loss) on investments                                        4
.. Net change in unrealized appreciation on investments                      26,925
                                                                          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             26,967
Changes From Unit Transactions:
.. Contract purchases                                                        28,006
.. Contract withdrawals                                                     (10,088)
.. Contract transfers                                                         7,743
                                                                          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               25,661
                                                                          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     52,628
                                                                          --------
NET ASSETS AT DECEMBER 31, 2003                                             98,946
Changes From Operations:
.. Net investment income (loss)                                                (436)
.. Net realized gain (loss) on investments                                    2,756
.. Net change in unrealized appreciation or depreciation on investments      17,935
                                                                          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             20,255
Changes From Unit Transactions:
.. Contract purchases                                                        49,823
.. Contract withdrawals                                                     (16,551)
.. Contract transfers                                                        (2,523)
                                                                          --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               30,749
                                                                          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     51,004
                                                                          --------
NET ASSETS AT DECEMBER 31, 2004                                           $149,950
                                                                          ========

See accompanying notes.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Notes to financial statements

December 31, 2004

1. Accounting Policies and Variable Account Information
The Variable Account: LLANY Separate Account R for Flexible Premium Variable Life Insurance (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on October 1, 1999, are part of the operations of LNY. The Variable Account consists of four products which are listed below.

..  SVUL and SVUL Elite
..  SVUL II
..  SVUL III
..  SVUL IV

The assets of the Variable Account are owned by LNY. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of LNY.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts. Certain reclassifications have been made to 2003 amounts to conform to the 2004 presentation.

Investments: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of sixty-two mutual funds (the Funds) of fifteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
  AIM V.I. Growth Fund (Series I)
  AIM V.I. International Growth Fund (Series I)
  AIM V.I. Premier Equity Fund (Series I)

AllianceBernstein Variable Products Series Fund (ABVPSF):
  ABVPSF Growth and Income Portfolio (Class A)
  ABVPSF Premier Growth Portfolio (Class A)
  ABVPSF Small Cap Value Portfolio (Class A)
  ABVPSF Technology Portfolio (Class A)

American Century Variable Products Group, Inc. (American Century VP):
  American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
  American Funds Global Growth Fund (Class 2)
  American Funds Global Small Capitalization Fund (Class 2)
  American Funds Growth Fund (Class 2)
  American Funds Growth-Income Fund (Class 2)
  American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
  Baron Capital Asset Insurance Shares Fund

Delaware VIP Trust (Delaware VIPT)*:
  Delaware VIPT Diversified Income Series (Standard Class)**
  Delaware VIPT Emerging Markets Series (Standard Class)
  Delaware VIPT High Yield Series (Standard Class)
  Delaware VIPT REIT Series (Standard Class)
  Delaware VIPT Small Cap Value Series (Standard Class)
  Delaware VIPT Trend Series (Standard Class)
  Delaware VIPT U.S. Growth Series (Standard Class)
  Delaware VIPT Value Series (Standard Class)

Fidelity Variable Insurance Products Fund (Fidelity VIP):
  Fidelity VIP Contrafund Portfolio (Service Class)
  Fidelity VIP Equity-Income Portfolio (Service Class)
  Fidelity VIP Growth Portfolio (Service Class)
  Fidelity VIP Growth Opportunities Portfolio (Service Class)
  Fidelity VIP High Income Portfolio (Service Class)
  Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
  FTVIPT Franklin Small Cap (Class 1)
  FTVIPT Templeton Foreign Securities Fund (Class 2)
  FTVIPT Templeton Growth Securities Fund (Class 1)
  FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio
  Janus Aspen Series Balanced Service Shares Portfolio
  Janus Aspen Series Global Technology Service Shares Portfolio
  Janus Aspen Series Mid Cap Growth Service Shares Portfolio
  Janus Aspen Series Worldwide Growth Portfolio
  Janus Aspen Series Worldwide Growth Service Shares Portfolio

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
  Lincoln VIPT Aggressive Growth Fund
  Lincoln VIPT Bond Fund
  Lincoln VIPT Capital Appreciation Fund
  Lincoln VIPT Equity-Income Fund
  Lincoln VIPT Global Asset Allocation Fund
  Lincoln VIPT International Fund
  Lincoln VIPT Money Market Fund
  Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
  M Fund Brandes International Equity Fund**
  M Fund Business Opportunity Value Fund**
  M Fund Frontier Capital Appreciation Fund**
  M Fund Turner Core Growth Fund **

LLANY Separate Account R for Flexible Premium Variable Life Insurance

December 31, 2004


MFS Variable Insurance Trust (MFS VIT):
  MFS VIT Capital Opportunities Series (Initial Class)
  MFS VIT Emerging Growth Series (Initial Class)
  MFS VIT Total Return Series (Initial Class)
  MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
  NB AMT Mid-Cap Growth Portfolio (I Class)
  NB AMT Partners Portfolio (I Class)
  NB AMT Regency Portfolio (I Class)

Putnam Variable Trust (Putnam VT):
  Putnam VT Growth & Income Fund (Class IB)
  Putnam VT Health Sciences Fund (Class IB)

Scudder VIT Funds (Scudder VIT):
  Scudder VIT EAFE Equity Index Fund
  Scudder VIT Equity 500 Index Fund
  Scudder VIT Small Cap Index Fund

* Denotes an affiliate of LNY.
**Available fund with no money invested at December 31, 2004.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2004, which approximates fair value.

The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of LNY, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. Mortality and Expense Guarantees and other Transactions with Affiliates Amounts are paid to LNY for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80% for all products except SVUL IV which is .60%. For the SVUL IV product the annual percentage changes to .20% for policy years 20 and beyond. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations.

Prior to the allocation of premiums to the Variable Account, LNY deducts a premium load of 8% during the first year, 5% thereafter (4% thereafter for SVUL
IV), of each premium payment to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LNY. The premium loads for the years ended December 31, 2004 and 2003 amounted to $125,923 and $111,934, respectively.

LNY charges a monthly administrative fee of $10 in all policy years. In addition, there is a monthly charge of $0.06-$0.15 per $1,000 of specified amount for the first twenty years of the policy and for the first twenty years following an increase in specified amount. If the no-lapse provision is in effect there will also be a monthly charge of $0.01 per $1,000 of specified amount. These administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2004 and 2003 amounted to $318,893 and $307,569, respectively.

LNY assumes responsibility for providing the insurance benefit included in the policy. LNY charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of LNY and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2004 and 2003 amounted to $91,901 and $91,359, respectively.

Under certain circumstances, LNY reserves the right to charge a transfer fee of $25 for each transfer after the twelfth transfer per year between variable subaccounts. For the years ended December 31, 2004 and 2003, no transfer fees were deducted from the variable subaccounts.

LNY, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders, a 2% charge on the amount withdrawn is imposed, the charge is not to exceed $25 per partial surrender. For the years ended December 31, 2004 and 2003, $76,729 and $51,189 of full surrender charges and partial surrender administrative charges were deducted from the variable subaccounts.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

3. Condensed Financial Information
A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2004 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                        Unit Value Unit Value                                  Investment
                                           Commencement Beginning  End of     Units                  Total     Income
Subaccount                                 Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
-------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                                                                     --
  SVUL and SVUL Elite (0.80% Fee Rate)                    $ 5.83     $ 6.26     85,968     $538,372     7.36%
  SVUL II (0.80% Fee Rate)                                 10.58      11.36         79          900     7.36%
AIM V.I. International Growth                                                                                     0.74%
  SVUL and SVUL Elite (0.80% Fee Rate)                      8.30      10.21      6,309       64,445    23.02%
  SVUL II (0.80% Fee Rate)                                 10.48      12.89         76          978    23.02%
AIM V.I. Premier Equity                                                                                           0.48%
  SVUL and SVUL Elite (0.80% Fee Rate)                      7.63       8.00     55,821      446,632     4.93%
ABVPSF Growth and Income Class A                                                                                  0.90%
  SVUL Elite and SVUL (0.80% Fee Rate)                     10.61      11.73      1,271       14,908    10.57%
  SVUL II (0.80% Fee Rate)                                 11.03      12.20     10,108      123,282    10.57%
  SVUL III (0.80% Fee Rate)                  04/12/04      14.13      14.92         49          732     5.55%
ABVPSF Premier Growth Class A                                                                                       --
  SVUL Elite and SVUL (0.80% Fee Rate)                      9.17       9.88         73          718     7.75%
ABVPSF Small Cap Value Class A                                                                                    0.12%
  SVUL Elite and SVUL (0.80% Fee Rate)                     14.82      17.53         73        1,274    18.29%
  SVUL II (0.80% Fee Rate)                                 11.94      14.13      3,098       43,792    18.35%
  SVUL III (0.80% Fee Rate)                  06/15/04      15.10      17.28         12          201    14.45%
ABVPSF Technology Class A                                                                                           --
  SVUL Elite and SVUL (0.80% Fee Rate)                      9.55       9.99         73          726     4.62%
  SVUL II (0.80% Fee Rate)                                 10.61      11.10      9,917      110,044     4.62%
  SVUL III (0.80% Fee Rate)                  06/15/04      13.81      14.81          8          120     7.22%
American Century VP Inflation Protection                                                                          0.26%
  SVUL IV (0.60% Fee Rate)                   12/13/04      10.35      10.38        148        1,537     0.35%
American Funds Global Growth Class 2                                                                              0.57%
  SVUL III (0.80% Fee Rate)                  06/15/04      10.41      11.56         28          323    11.03%
American Funds Global Small Capitalization
 Class 2                                                                                                            --
  SVUL and SVUL Elite (0.80% Fee Rate)                      8.19       9.82        775        7,609    19.92%
  SVUL II (0.80% Fee Rate)                   06/18/04      12.59      14.54      1,456       21,171    15.45%
  SVUL III (0.80% Fee Rate)                  04/12/04      17.58      18.73         35          664     6.56%
American Funds Growth Class 2                                                                                     0.19%
  SVUL and SVUL Elite (0.80% Fee Rate)                      7.59       8.47     46,202      391,225    11.60%
  SVUL II (0.80% Fee Rate)                                 11.42      12.74      9,281      118,234    11.60%
  SVUL III (0.80% Fee Rate)                                13.93      15.55      1,974       30,684    11.60%
  SVUL IV (0.60% Fee Rate)                   12/13/04      10.96      11.23         83          935     2.46%
American Funds Growth-Income Class 2                                                                              0.96%
  SVUL and SVUL Elite (0.80% Fee Rate)                     11.28      12.35     12,638      156,130     9.50%
  SVUL II (0.80% Fee Rate)                                 11.03      12.08      9,826      118,685     9.50%
  SVUL III (0.80% Fee Rate)                  02/06/04      13.92      14.77        943       13,931     6.13%
  SVUL IV (0.60% Fee Rate)                   12/13/04      10.82      10.95         85          929     1.19%
American Funds International Class 2                                                                              1.44%
  SVUL Elite and SVUL (0.80% Fee Rate)                     11.77      13.93      2,431       33,866    18.37%
  SVUL II (0.80% Fee Rate)                                 11.09      13.13      2,484       32,613    18.37%
  SVUL III (0.80% Fee Rate)                                13.99      16.56      1,676       27,748    18.37%
  SVUL IV (0.60% Fee Rate)                   12/13/04      11.24      11.67         54          632     3.78%
Baron Capital Asset                                                                                                 --
  SVUL (0.80% Fee Rate)                                    14.88      18.54     11,740      217,678    24.64%
Delaware VIPT Emerging Markets                                                                                    2.49%
  SVUL (0.80% Fee Rate)                                    17.31      22.92      1,158       26,539    32.41%
  SVUL III (0.80% Fee Rate)                  06/15/04      10.39      13.92      2,101       29,258    34.05%
  SVUL IV (0.60% Fee Rate)                   12/13/04      12.13      12.79         41          528     5.42%
Delaware VIPT High Yield                                                                                          3.07%
  SVUL and SVUL Elite (0.80% Fee Rate)                     10.38      11.77      2,526       29,719    13.33%
  SVUL II (0.80% Fee Rate)                   06/18/04      13.06      14.53      3,741       54,356    11.22%
  SVUL III (0.80% Fee Rate)                  02/06/04      12.69      14.17        541        7,667    11.67%
  SVUL IV (0.60% Fee Rate)                   12/13/04      10.84      10.92         28          309     0.80%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                             Unit Value Unit Value                                  Investment
                                                Commencement Beginning  End of     Units                  Total     Income
Subaccount                                      Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
------------------------------------------------------------------------------------------------------------------------------
Delaware VIPT REIT                                                                                                     2.05%
  SVUL and SVUL Elite (0.80% Fee Rate)                         $20.16     $26.27      3,804     $ 99,940    30.33%
  SVUL II (0.80% Fee Rate)                                      12.42      16.19      2,375       38,437    30.33%
  SVUL III (0.80% Fee Rate)                                     13.82      18.01      3,381       60,878    30.33%
  SVUL IV (0.60% Fee Rate)                        12/13/04      12.08      12.28         68          835     1.68%
Delaware VIPT Small Cap Value                                                                                          0.20%
  SVUL and SVUL Elite (0.80% Fee Rate)                          18.18      21.91     12,194      267,179    20.51%
  SVUL II (0.80% Fee Rate)                                      12.02      14.48     13,502      195,570    20.51%
  SVUL III (0.80% Fee Rate)                                     14.76      17.79      3,359       59,744    20.51%
Delaware VIPT Trend                                                                                                      --
  SVUL and SVUL Elite (0.80% Fee Rate)                          11.39      12.72     14,543      185,043    11.71%
  SVUL III (0.80% Fee Rate)                                     14.14      15.79        935       14,763    11.71%
  SVUL IV (0.60% Fee Rate)                        12/13/04      11.24      11.45         54          620     1.83%
Delaware VIPT U.S. Growth                                                                                              0.12%
  SVUL Elite and SVUL (0.80% Fee Rate)                           9.26       9.50         73          690     2.50%
  SVUL II (0.80% Fee Rate)                                       9.56       9.80      3,970       38,899     2.48%
  SVUL III (0.80% Fee Rate)                       02/06/04      12.81      12.71        496        6,304    (0.76)%
  SVUL IV (0.60% Fee Rate)                        12/13/04      11.00      11.10         65          720     0.86%
Delaware VIPT Value                                                                                                    1.06%
  SVUL Elite and SVUL (0.80% Fee Rate)                          10.96      12.49         73          908    14.02%
  SVUL III (0.80% Fee Rate)                       12/21/04      14.92      15.06      1,258       18,945     0.96%
Fidelity VIP Contrafund Service Class                                                                                  0.24%
  SVUL and SVUL Elite (0.80% Fee Rate)                          11.10      12.70     11,031      140,081    14.42%
  SVUL II (0.80% Fee Rate)                                      11.23      12.85      3,063       39,356    14.42%
  SVUL III (0.80% Fee Rate)                                     13.29      15.21      2,054       31,234    14.42%
Fidelity VIP Equity-Income Service Class                                                                               0.94%
  SVUL Elite (0.80% Fee Rate)                                   11.37      12.56         73          912    10.49%
  SVUL II (0.80% Fee Rate)                                      10.89      12.03      8,771      105,512    10.49%
Fidelity VIP Growth Service Class                                                                                      0.15%
  SVUL and SVUL Elite (0.80% Fee Rate)                           6.32       6.48      1,715       11,106     2.44%
  SVUL II (0.80% Fee Rate)                                      10.59      10.85         81          879     2.44%
  SVUL III (0.80% Fee Rate)                                     13.62      13.96         37          521     2.44%
Fidelity VIP Growth Opportunities Service Class                                                                        0.42%
  SVUL (0.80% Fee Rate)                                          7.56       8.03      4,414       35,439     6.21%
Fidelity VIP High Income Service Class                                                                                 7.93%
  SVUL (0.80% Fee Rate)                                          9.13       9.91     14,874      147,419     8.60%
Fidelity VIP Overseas Service Class                                                                                    1.07%
  SVUL Elite and SVUL (0.80% Fee Rate)                          11.56      13.01        223        2,899    12.56%
  SVUL II (0.80% Fee Rate)                                      10.92      12.29      7,669       94,265    12.58%
  SVUL III (0.80% Fee Rate)                       04/12/04      15.81      16.43         40          655     3.89%
FTVIPT Franklin Small Cap                                                                                                --
  SVUL Elite and SVUL (0.80% Fee Rate)                          10.91      12.09        390        4,720    10.81%
  SVUL II (0.80% Fee Rate)                                      11.10      12.34        138        1,701    11.17%
  SVUL III (0.80% Fee Rate)                       04/12/04      15.13      15.75         30          476     4.09%
FTVIPT Templeton Foreign Securities Class 2                                                                            1.01%
  SVUL (0.80% Fee Rate)                                          9.93      11.67      8,915      104,077    17.58%
FTVIPT Templeton Growth Securities                                                                                     1.22%
  SVUL Elite (0.80% Fee Rate)                                   11.34      13.08        349        4,559    15.32%
  SVUL II (0.80% Fee Rate)                                      10.42      12.02        196        2,360    15.33%
  SVUL III (0.80% Fee Rate)                       06/15/04      14.02      15.75         19          303    12.36%
FTVIPT Templeton Growth Securities Class 2                                                                             1.20%
  SVUL (0.80% Fee Rate)                                         13.23      15.23      1,028       15,662    15.10%
Janus Aspen Series Balanced                                                                                            2.42%
  SVUL (0.80% Fee Rate)                                         11.30      12.16     18,169      220,995     7.66%
Janus Aspen Series Balanced Service Shares                                                                             2.29%
  SVUL Elite (0.80% Fee Rate)                                   10.64      11.43      1,105       12,624     7.43%
  SVUL II (0.80% Fee Rate)                                      10.59      11.38      6,923       78,750     7.43%
  SVUL III (0.80% Fee Rate)                       02/11/04      11.75      12.35        157        1,941     5.15%
Janus Aspen Series Global Technology Service
 Shares                                                                                                                  --
  SVUL (0.80% Fee Rate)                                          3.57       3.56      2,852       10,156    (0.24)%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                         Unit Value Unit Value                                  Investment
                                            Commencement Beginning  End of     Units                  Total     Income
Subaccount                                  Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
--------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Mid Cap Growth Service
 Shares                                                                                                              --
  SVUL II (0.80% Fee Rate)                                 $11.30     $13.50      2,419     $ 32,665    19.52%
  SVUL III (0.80% Fee Rate)                   04/12/04      14.78      16.35         30          493    10.64%
Janus Aspen Series Worldwide Growth                                                                                1.05%
  SVUL (0.80% Fee Rate)                                      8.39       8.72     26,797      233,783     3.94%
Janus Aspen Series Worldwide Growth Service
 Shares                                                                                                            0.97%
  SVUL Elite (0.80% Fee Rate)                                9.70      10.06        203        2,044     3.71%
  SVUL II (0.80% Fee Rate)                                   9.89      10.26         86          880     3.69%
Lincoln VIPT Aggressive Growth                                                                                       --
  SVUL Elite and SVUL (0.80% Fee Rate)                      10.25      11.56         73          840    12.76%
Lincoln VIPT Bond                                                                                                  4.33%
  SVUL and SVUL Elite (0.80% Fee Rate)                      13.89      14.51     32,873      476,909     4.46%
  SVUL II (0.80% Fee Rate)                                  11.32      11.82     25,206      297,996     4.46%
  SVUL III (0.80% Fee Rate)                   02/06/04      10.72      11.05      3,117       34,447     3.10%
  SVUL IV (0.60% Fee Rate)                    12/13/04      10.37      10.37         49          513     0.06%
Lincoln VIPT Capital Appreciation                                                                                    --
  SVUL and SVUL Elite (0.80% Fee Rate)                       7.46       7.79      8,642       67,313     4.44%
Lincoln VIPT Equity-Income                                                                                         1.18%
  SVUL (0.80% Fee Rate)                                     12.47      13.58      1,461       19,844     8.89%
Lincoln VIPT Global Asset Allocation                                                                               1.69%
  SVUL and SVUL Elite (0.80% Fee Rate)                       9.96      11.22        970       10,889    12.64%
Lincoln VIPT International                                                                                         1.67%
  SVUL Elite and SVUL (0.80% Fee Rate)                      12.99      15.58        338        5,267    19.97%
  SVUL II (0.80% Fee Rate)                                  11.47      13.76      7,270      100,009    19.97%
  SVUL III (0.80% Fee Rate)                   02/06/04      14.81      17.36      1,391       24,151    17.22%
  SVUL IV (0.60% Fee Rate)                    12/13/04      11.31      11.74         36          420     3.84%
Lincoln VIPT Money Market                                                                                          0.77%
  SVUL and SVUL Elite (0.80% Fee Rate)                      11.00      11.01     12,364      136,149     0.08%
  SVUL II (0.80% Fee Rate)                                  10.02      10.02     12,264      122,917     0.07%
  SVUL III (0.80% Fee Rate)                                  9.99       9.99      6,433       64,298     0.08%
  SVUL IV (0.60% Fee Rate)                    12/13/04      10.02      10.03      4,301       43,130     0.06%
Lincoln VIPT Social Awareness                                                                                      1.00%
  SVUL and SVUL Elite (0.80% Fee Rate)                       9.73      10.88        732        7,962    11.81%
  SVUL III (0.80% Fee Rate)                   06/15/04      13.76      14.98         11          160     8.90%
MFS VIT Capital Opportunities                                                                                      0.40%
  SVUL Elite and SVUL (0.80% Fee Rate)                       9.64      10.76         73          781    11.57%
MFS VIT Emerging Growth                                                                                              --
  SVUL and SVUL Elite (0.80% Fee Rate)                       7.11       7.97     15,657      124,827    12.06%
MFS VIT Total Return                                                                                               1.63%
  SVUL and SVUL Elite (0.80% Fee Rate)                      12.97      14.32      5,387       77,153    10.43%
  SVUL II (0.80% Fee Rate)                                  10.81      11.94     13,684      163,378    10.43%
  SVUL III (0.80% Fee Rate)                   02/11/04      12.23      13.10      1,304       17,071     7.05%
MFS VIT Utilities                                                                                                  1.41%
  SVUL and SVUL Elite (0.80% Fee Rate)                       9.94      12.83      8,929      114,591    29.16%
  SVUL III (0.80% Fee Rate)                   06/15/04      14.22      17.67         11          203    24.23%
NB AMT Mid-Cap Growth                                                                                                --
  SVUL and SVUL Elite (0.80% Fee Rate)                       9.22      10.64     38,575      410,249    15.38%
  SVUL II (0.80% Fee Rate)                                  10.13      11.69     10,689      124,969    15.38%
  SVUL III (0.80% Fee Rate)                                 13.28      15.33        659       10,094    15.38%
NB AMT Partners                                                                                                    0.01%
  SVUL (0.80% Fee Rate)                                     10.94      12.91      5,520       71,274    18.03%
NB AMT Regency                                                                                                     0.02%
  SVUL Elite and SVUL (0.80% Fee Rate)                      13.13      15.94         73        1,158    21.42%
  SVUL III (0.80% Fee Rate)                   02/06/04      14.43      16.93        452        7,657    17.33%
  SVUL IV (0.60% Fee Rate)                    12/13/04      11.28      11.60         54          624     2.82%
Putnam VT Growth & Income Class IB                                                                                 1.73%
  SVUL Elite and SVUL (0.80% Fee Rate)                      10.69      11.78         73          856    10.23%
  SVUL II (0.80% Fee Rate)                                  10.66      11.75      1,256       14,762    10.22%
Putnam VT Health Sciences Class IB                                                                                 0.20%
  SVUL Elite and SVUL (0.80% Fee Rate)                       9.30       9.88        320        3,161     6.27%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                     Unit Value Unit Value                                  Investment
                                        Commencement Beginning  End of     Units                  Total     Income
Subaccount                              Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
----------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index                                                                                  2.09%
  SVUL and SVUL Elite (0.80% Fee Rate)                 $ 7.47     $ 8.82      7,012     $ 61,830    18.12%
  SVUL II (0.80% Fee Rate)                              10.30      12.16        107        1,305    18.03%
  SVUL III (0.80% Fee Rate)               02/06/04      14.03      16.17        424        6,862    15.28%
  SVUL IV (0.60% Fee Rate)                12/13/04      11.42      11.82         53          631     3.55%
Scudder VIT Equity 500 Index                                                                                   1.07%
  SVUL and SVUL Elite (0.80% Fee Rate)                   8.96       9.83     40,230      395,292     9.71%
  SVUL II (0.80% Fee Rate)                              10.80      11.84      2,623       31,065     9.71%
  SVUL III (0.80% Fee Rate)                             13.13      14.40      2,104       30,306     9.71%
  SVUL IV (0.60% Fee Rate)                12/13/04      10.92      11.04         84          927     1.08%
Scudder VIT Small Cap Index                                                                                    0.42%
  SVUL and SVUL Elite (0.80% Fee Rate)                  13.57      15.85      7,363      116,715    16.82%
  SVUL II (0.80% Fee Rate)                              11.79      13.77      2,382       32,809    16.82%
  SVUL III (0.80% Fee Rate)               10/20/04      15.61      17.85         24          426    14.35%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement dates noted.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. The investment income ratios are not annualized.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2003 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                        Unit Value Unit Value                                  Investment
                                           Commencement Beginning  End of     Units                  Total     Income
Subaccount                                 Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
-------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                                                                     --
  SVUL and SVUL Elite (0.80% Fee Rate)                    $ 4.48     $ 5.83     77,388     $451,405    30.19%
  SVUL II (0.80% Fee Rate)                                  8.13      10.58         53          566    30.19%
AIM V.I. International Growth                                                                                     0.51%
  SVUL and SVUL Elite (0.80% Fee Rate)                      6.49       8.30      5,431       45,100    28.03%
  SVUL II (0.80% Fee Rate)                                  8.19      10.48         54          571    28.03%
AIM V.I. Premier Equity                                                                                           0.31%
  SVUL and SVUL Elite (0.80% Fee Rate)                      6.15       7.63     53,687      409,391    24.08%
ABVPSF Growth and Income                                                                                          0.41%
  SVUL Elite and SVUL (0.80% Fee Rate)                      8.07      10.61      1,317       13,978    31.45%
  SVUL II (0.80% Fee Rate)                   04/24/03       8.86      11.03     10,264      113,217    24.51%
ABVPSF Premier Growth                                                                                               --
  SVUL Elite and SVUL (0.80% Fee Rate)                      7.48       9.17         78          713    22.68%
ABVPSF Small Cap Value                                                                                            0.54%
  SVUL Elite and SVUL (0.80% Fee Rate)                     10.57      14.82         78        1,153    40.18%
  SVUL II (0.80% Fee Rate)                                  8.52      11.94      1,286       15,364    40.15%
ABVPSF Technology                                                                                                   --
  SVUL Elite and SVUL (0.80% Fee Rate)                      6.68       9.55         78          743    42.93%
  SVUL II (0.80% Fee Rate)                   10/09/03      10.35      10.61     10,081      106,945     2.44%
American Funds Global Small Capitalization
 Class 2                                                                                                          0.65%
  SVUL and SVUL Elite (0.80% Fee Rate)                      5.37       8.19        924        7,566    52.32%
American Funds Growth Class 2                                                                                     0.11%
  SVUL and SVUL Elite (0.80% Fee Rate)                      5.59       7.59     46,645      353,934    35.72%
  SVUL II (0.80% Fee Rate)                                  8.41      11.42      1,910       21,801    35.72%
  SVUL III (0.80% Fee Rate)                  12/18/03      13.62      13.93        639        8,907     2.27%
American Funds Growth-Income Class 2                                                                              1.12%
  SVUL and SVUL Elite (0.80% Fee Rate)                      8.59      11.28     10,242      115,574    31.37%
  SVUL II (0.80% Fee Rate)                                  8.40      11.03      8,278       91,313    31.37%
American Funds International Class 2                                                                              2.33%
  SVUL Elite and SVUL (0.80% Fee Rate)                      8.80      11.77      2,518       29,640    33.78%
  SVUL II (0.80% Fee Rate)                   02/19/03       7.87      11.09      2,386       26,460    40.95%
  SVUL III (0.80% Fee Rate)                  12/18/03      13.62      13.99        480        6,721     2.76%
Baron Capital Asset                                                                                                 --
  SVUL (0.80% Fee Rate)                                    11.53      14.88     11,735      174,573    28.98%
Delaware VIPT Emerging Markets                                                                                    2.26%
  SVUL (0.80% Fee Rate)                                    10.23      17.31      1,143       19,789    69.20%
Delaware VIPT High Yield                                                                                          6.30%
  SVUL and SVUL Elite (0.80% Fee Rate)                      8.13      10.38      2,162       22,455    27.72%
Delaware VIPT Value                                                                                               1.96%
  SVUL Elite and SVUL (0.80% Fee Rate)                      8.61      10.96         78          851    27.27%
Delaware VIPT REIT                                                                                                2.49%
  SVUL and SVUL Elite (0.80% Fee Rate)                     15.16      20.16      4,358       87,849    32.96%
  SVUL II (0.80% Fee Rate)                                  9.34      12.42        898       11,154    32.96%
  SVUL III (0.80% Fee Rate)                  12/18/03      13.59      13.82        480        6,627     1.65%
Delaware VIPT Small Cap Value                                                                                     0.33%
  SVUL and SVUL Elite (0.80% Fee Rate)                     12.91      18.18     11,850      215,468    40.85%
  SVUL II (0.80% Fee Rate)                                  8.53      12.02     13,264      159,417    40.85%
  SVUL III (0.80% Fee Rate)                  12/18/03      14.54      14.76        300        4,430     1.52%
Delaware VIPT Trend                                                                                                 --
  SVUL and SVUL Elite (0.80% Fee Rate)                      8.50      11.39     12,352      140,695    34.03%
  SVUL III (0.80% Fee Rate)                  12/18/03      13.85      14.14        314        4,437     2.07%
Delaware VIPT U.S. Growth                                                                                         0.09%
  SVUL Elite and SVUL (0.80% Fee Rate)                      7.55       9.26         78          720    22.77%
  SVUL II (0.80% Fee Rate)                   02/19/03       7.65       9.56      3,784       36,190    25.00%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                             Unit Value Unit Value                                  Investment
                                                Commencement Beginning  End of     Units                  Total     Income
Subaccount                                      Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund Service Class                                                                                  0.29%
  SVUL and SVUL Elite (0.80% Fee Rate)                         $ 8.72     $11.10     10,132     $112,453    27.33%
  SVUL II (0.80% Fee Rate)                                       8.82      11.23      2,317       26,019    27.33%
  SVUL III (0.80% Fee Rate)                       09/18/03      12.35      13.29      3,494       46,437     7.66%
Fidelity VIP Equity-Income Service Class                                                                               0.72%
  SVUL Elite (0.80% Fee Rate)                                    8.80      11.37         78          884    29.18%
  SVUL II (0.80% Fee Rate)                                       8.43      10.89      1,696       18,459    29.19%
  SVUL III (0.80% Fee Rate)                       09/18/03      12.35      13.56      3,493       47,390     9.85%
Fidelity VIP Growth Service Class                                                                                      0.09%
  SVUL and SVUL Elite (0.80% Fee Rate)                           4.80       6.32      2,148       13,578    31.72%
  SVUL II (0.80% Fee Rate)                                       8.04      10.59         54          568    31.72%
  SVUL III (0.80% Fee Rate)                       09/18/03      13.04      13.62      2,839       38,686     4.47%
Fidelity VIP Growth Opportunities Service Class                                                                        0.82%
  SVUL (0.80% Fee Rate)                                          5.88       7.56      3,949       29,852    28.63%
Fidelity VIP High Income Service Class                                                                                 6.88%
  SVUL (0.80% Fee Rate)                                          7.25       9.13     14,932      136,286    25.96%
Fidelity VIP Overseas Service Class                                                                                    0.03%
  SVUL Elite and SVUL (0.80% Fee Rate)                           8.14      11.56         78          899    42.06%
  SVUL II (0.80% Fee Rate)                        10/09/03       9.98      10.92      7,797       85,133     9.40%
FTVIPT Franklin Small Cap                                                                                                --
  SVUL Elite and SVUL (0.80% Fee Rate)                           7.99      10.91        377        4,118    36.52%
  SVUL II (0.80% Fee Rate)                                       8.15      11.13         99        1,099    36.57%
FTVIPT Templeton Foreign Securities Class 2                                                                            1.87%
  SVUL (0.80% Fee Rate)                                          7.57       9.93      7,113       70,640    31.16%
FTVIPT Templeton Growth Securities                                                                                     1.68%
  SVUL Elite (0.80% Fee Rate)                                    8.62      11.34        370        4,192    31.56%
  SVUL II (0.80% Fee Rate)                                       7.92      10.42        141        1,469    31.57%
FTVIPT Templeton Growth Securities Class 2                                                                             1.14%
  SVUL (0.80% Fee Rate)                                         10.09      13.23        718        9,500    31.09%
Janus Aspen Series Balanced                                                                                            1.64%
  SVUL (0.80% Fee Rate)                                          9.99      11.30     15,391      173,884    13.14%
Janus Aspen Series Balanced Service Shares                                                                             2.79%
  SVUL Elite (0.80% Fee Rate)                                    9.43      10.64        790        8,408    12.82%
  SVUL II (0.80% Fee Rate)                        02/19/03       9.19      10.59      6,353       67,282    15.21%
Janus Aspen Series Global Technology Service
 Shares                                                                                                                  --
  SVUL (0.80% Fee Rate)                                          2.46       3.57      2,639        9,421    45.31%
Janus Aspen Series Mid Cap Growth Service
 Shares                                                                                                                  --
  SVUL Elite and SVUL (0.80% Fee Rate)                           7.55      10.09      3,893       39,286    33.68%
  SVUL II (0.80% Fee Rate)                        03/19/03       8.53      11.30      1,198       13,530    32.48%
Janus Aspen Series Worldwide Growth                                                                                    1.03%
  SVUL (0.80% Fee Rate)                                          6.82       8.39     25,442      213,543    23.00%
Janus Aspen Series Worldwide Growth Service
 Shares                                                                                                                0.89%
  SVUL Elite (0.80% Fee Rate)                                    7.91       9.70        177        1,719    22.70%
  SVUL II (0.80% Fee Rate)                                       8.06       9.89         57          562    22.70%
Lincoln VIPT Aggressive Growth                                                                                           --
  SVUL Elite and SVUL (0.80% Fee Rate)                           7.79      10.25         78          797    31.56%
Lincoln VIPT Bond                                                                                                      4.47%
  SVUL and SVUL Elite (0.80% Fee Rate)                          13.05      13.89     30,867      428,694     6.43%
  SVUL II (0.80% Fee Rate)                                      10.63      11.32     17,095      193,473     6.43%
Lincoln VIPT Capital Appreciation                                                                                        --
  SVUL and SVUL Elite (0.80% Fee Rate)                           5.68       7.46      7,472       55,726    31.41%
Lincoln VIPT Equity-Income                                                                                             0.86%
  SVUL (0.80% Fee Rate)                                          9.50      12.47      1,344       16,763    31.29%
Lincoln VIPT Global Asset Allocation                                                                                   3.13%
  SVUL and SVUL Elite (0.80% Fee Rate)                           8.34       9.96      1,019       10,159    19.45%
Lincoln VIPT International                                                                                             1.84%
  SVUL Elite and SVUL (0.80% Fee Rate)                           9.24      12.99        358        4,644    40.49%
  SVUL II (0.80% Fee Rate)                                       8.16      11.47      2,178       24,973    40.50%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                     Unit Value Unit Value                                  Investment
                                        Commencement Beginning  End of     Units                  Total     Income
Subaccount                              Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
----------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Money Market                                                                                      0.70%
  SVUL and SVUL Elite (0.80% Fee Rate)                 $11.02     $11.00     14,082     $154,949    (0.12)%
  SVUL II (0.80% Fee Rate)                              10.03      10.02     28,778      288,236    (0.12)%
  SVUL III (0.80% Fee Rate)               08/20/03      10.00       9.99      3,479       34,745    (0.09)%
Lincoln VIPT Social Awareness                                                                                  0.93%
  SVUL and SVUL Elite (0.80% Fee Rate)                   7.44       9.73        636        6,188    30.82%
MFS VIT Capital Opportunities                                                                                  0.29%
  SVUL Elite and SVUL (0.80% Fee Rate)                   7.63       9.65         78          750    26.51%
MFS VIT Emerging Growth                                                                                          --
  SVUL and SVUL Elite (0.80% Fee Rate)                   5.51       7.11     12,744       90,671    29.19%
MFS VIT Total Return                                                                                           1.59%
  SVUL and SVUL Elite (0.80% Fee Rate)                  11.24      12.97      5,043       65,403    15.40%
  SVUL II (0.80% Fee Rate)                               9.37      10.81     12,726      137,593    15.40%
MFS VIT Utilities                                                                                              2.03%
  SVUL and SVUL Elite (0.80% Fee Rate)                   7.37       9.94      8,118       80,655    34.81%
NB AMT Mid-Cap Growth                                                                                            --
  SVUL and SVUL Elite (0.80% Fee Rate)                   7.25       9.22     32,415      298,800    27.05%
  SVUL II (0.80% Fee Rate)                10/09/03       9.67      10.13     10,867      110,111     4.81%
  SVUL III (0.80% Fee Rate)               12/18/03      13.03      13.28        335        4,455     1.97%
NB AMT Partners                                                                                                  --
  SVUL (0.80% Fee Rate)                                  8.16      10.94      5,420       59,290    34.02%
NB AMT Regency                                                                                                   --
  SVUL Elite and SVUL (0.80% Fee Rate)                   9.74      13.13         78        1,021    34.73%
Putnam VT Growth & Income Class IB                                                                             0.55%
  SVUL Elite and SVUL (0.80% Fee Rate)                   8.46      10.69         78          831    26.37%
  SVUL II (0.80% Fee Rate)                11/10/03       9.90      10.66      1,278       13,629     7.72%
Putnam VT Health Sciences Class IB                                                                             0.57%
  SVUL Elite and SVUL (0.80% Fee Rate)                   7.92       9.30        288        2,681    17.45%
Scudder VIT EAFE Equity Index                                                                                  4.41%
  SVUL and SVUL Elite (0.80% Fee Rate)                   5.64       7.47      4,927       36,782    32.30%
  SVUL II (0.80% Fee Rate)                               7.79      10.30         85          879    32.29%
Scudder VIT Equity 500 Index                                                                                   1.16%
  SVUL and SVUL Elite (0.80% Fee Rate)                   7.04       8.96     34,547      309,418    27.14%
  SVUL II (0.80% Fee Rate)                03/19/03       8.45      10.80      1,260       13,600    27.77%
  SVUL III (0.80% Fee Rate)               12/18/03      12.86      13.13        678        8,902     2.08%
Scudder VIT Small Cap Index                                                                                    0.85%
  SVUL and SVUL Elite (0.80% Fee Rate)                   9.34      13.57      6,231       84,557    45.26%
  SVUL II (0.80% Fee Rate)                03/19/03       7.81      11.79      1,220       14,389    51.05%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement dates noted.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. The investment income ratios are not annualized.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2002 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                   Unit Value Unit Value                                  Investment
                                                   Beginning  End of     Units                  Total     Income
Subaccount                                         of Period  Period     Outstanding Net Assets Return(6) Ratio(7)
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                                                                --
  SVUL and SVUL Elite (0.80% Fee Rate)               $ 6.54     $ 4.48     67,561     $302,684   (31.52)%
  SVUL II (0.80% Fee Rate)(4)                          8.31       8.13         26          211    (2.19)%
AIM V.I. International Growth                                                                                0.64%
  SVUL and SVUL Elite (0.80% Fee Rate)                 7.75       6.49      7,527       48,814   (16.35)%
  SVUL II (0.80% Fee Rate)(4)                          8.08       8.19         27          219     1.27%
AIM V.I. Premier Equity                                                                                      0.36%
  SVUL and SVUL Elite (0.80% Fee Rate)                 8.88       6.15     51,534      316,689   (30.82)%
American Funds Global Small Capitalization Class 2                                                           0.81%
  SVUL and SVUL Elite (0.80% Fee Rate)                 6.69       5.37        893        4,798   (19.70)%
American Funds Growth Class 2                                                                                0.03%
  SVUL and SVUL Elite (0.80% Fee Rate)                 7.46       5.59     46,752      261,372   (25.06)%
  SVUL II (0.80% Fee Rate)(3)                          8.85       8.41        305        2,568    (4.98)%
American Funds Growth-Income Class 2                                                                         1.31%
  SVUL and SVUL Elite (0.80% Fee Rate)                10.60       8.59     16,667      143,145   (18.99)%
  SVUL II (0.80% Fee Rate)(2)                          8.48       8.40      6,201       52,063    (0.94)%
American Funds International Class 2                                                                         1.30%
  SVUL Elite (0.80% Fee Rate)                         10.41       8.80         84          738   (15.51)%
ABVPSF Small Cap Value                                                                                       0.18%
  SVUL Elite (0.80% Fee Rate)                         11.36      10.57         84          888    (6.91)%
  SVUL II (0.80% Fee Rate)(5)                          8.55       8.52        831        7,081    (0.30)%
ABVPSF Growth and Income                                                                                     0.63%
  SVUL Elite (0.80% Fee Rate)                         10.44       8.07         84          678   (22.67)%
ABVPSF Premier Growth                                                                                          --
  SVUL Elite (0.80% Fee Rate)                         10.87       7.48         84          628   (31.20)%
ABVPSF Technology                                                                                              --
  SVUL Elite (0.80% Fee Rate)                         11.56       6.68         84          561   (42.17)%
Baron Capital Asset                                                                                            --
  SVUL (0.80% Fee Rate)                               13.55      11.53     12,352      142,467   (14.88)%
Delaware VIPT Devon                                                                                          1.34%
Delaware VIPT Emerging Markets                                                                               3.69%
  SVUL (0.80% Fee Rate)                                9.81      10.23      1,013       10,361     4.34%
Delaware VIPT High Yield                                                                                     9.74%
  SVUL and SVUL Elite (0.80% Fee Rate)                 8.05       8.13      3,607       29,324     1.03%
Delaware VIPT Value                                                                                          1.65%
  SVUL Elite (0.80% Fee Rate)                         10.67       8.61         84          723   (19.32)%
Delaware VIPT REIT                                                                                           2.05%
  SVUL and SVUL Elite (0.80% Fee Rate)                14.62      15.16      4,510       68,377     3.69%
  SVUL II (0.80% Fee Rate)(3)                          9.10       9.34        440        4,109     2.61%
Delaware VIPT Small Cap Value                                                                                0.56%
  SVUL and SVUL Elite (0.80% Fee Rate)                13.78      12.91     12,176      157,174    (6.35)%
  SVUL II (0.80% Fee Rate)(5)                          8.56       8.53        968        8,259    (0.29)%
Delaware VIPT Trend                                                                                            --
  SVUL and SVUL Elite (0.80% Fee Rate)                10.70       8.50      9,714       82,555   (20.58)%
Delaware VIPT U.S. Growth                                                                                    0.38%
  SVUL Elite (0.80% Fee Rate)                         10.75       7.55         84          634   (29.80)%
Fidelity VIP Contrafund Service Class                                                                        0.54%
  SVUL and SVUL Elite (0.80% Fee Rate)                 9.70       8.72      9,499       82,790   (10.15)%
  SVUL II (0.80% Fee Rate)(3)                          8.95       8.82      1,150       10,139    (1.47)%
Fidelity VIP Equity-Income Service Class                                                                     1.42%
  SVUL Elite (0.80% Fee Rate)                         10.68       8.80         84          739   (17.65)%
  SVUL II (0.80% Fee Rate)(5)                          8.54       8.43        972        8,187    (1.38)%
Fidelity VIP Growth Service Class                                                                            0.09%
  SVUL and SVUL Elite (0.80% Fee Rate)                 6.93       4.80      1,936        9,294   (30.76)%
  SVUL II (0.80% Fee Rate)(4)                          8.18       8.04         26          211    (1.75)%
Fidelity VIP Growth Opportunities Service Class                                                              0.81%
  SVUL (0.80% Fee Rate)                                7.59       5.88      6,597       38,775   (22.54)%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                    Unit Value Unit Value                                  Investment
                                                    Beginning  End of     Units                  Total     Income
Subaccount                                          of Period  Period     Outstanding Net Assets Return(6) Ratio(7)
---------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Service Class                                                                        7.81%
  SVUL (0.80% Fee Rate)                               $ 7.05     $ 7.25      19,195   $  139,084    2.79%
Fidelity VIP Overseas Service Class                                                                           0.73%
  SVUL Elite (0.80% Fee Rate)                          10.30       8.14          84          683  (20.98)%
Janus Aspen Series Mid Cap Growth Service Shares                                                                --
  SVUL Elite (0.80% Fee Rate)                          10.59       7.55          84          634  (28.70)%
Janus Aspen Series Balanced                                                                                   2.43%
  SVUL (0.80% Fee Rate)                                10.76       9.99      39,589      395,318   (7.19)%
Janus Aspen Series Balanced Service Shares                                                                    2.69%
  SVUL Elite (0.80% Fee Rate)                          10.19       9.43         459        4,325   (7.42)%
Janus Aspen Series Global Technology Service Shares                                                             --
  SVUL (0.80% Fee Rate)                                 4.19       2.46       8,627       21,192  (41.40)%
Janus Aspen Series Worldwide Growth                                                                           0.88%
  SVUL (0.80% Fee Rate)                                 9.23       6.82      36,841      251,388  (26.10)%
Janus Aspen Series Worldwide Growth Service Shares                                                            0.69%
  SVUL Elite (0.80% Fee Rate)                          10.73       7.91         142        1,119  (26.30)%
  SVUL II (0.80% Fee Rate)(4)                           8.13       8.06          27          215   (0.81)%
Lincoln VIPT Aggressive Growth                                                                                  --
  SVUL Elite (0.80% Fee Rate)                          11.26       7.79          84          654  (30.77)%
Lincoln VIPT Bond                                                                                             5.30%
  SVUL and SVUL Elite (0.80% Fee Rate)                 11.94      13.05      36,173      472,027    9.28%
  SVUL II (0.80% Fee Rate)(2)                          10.29      10.63       6,528       69,418    3.39%
Lincoln VIPT Capital Appreciation                                                                               --
  SVUL and SVUL Elite (0.80% Fee Rate)                  7.83       5.68       8,746       49,636  (27.55)%
Lincoln VIPT Equity-Income                                                                                    1.15%
  SVUL (0.80% Fee Rate)                                11.35       9.50       2,037       19,345  (16.34)%
Lincoln VIPT Global Asset Allocation                                                                          1.89%
  SVUL and SVUL Elite (0.80% Fee Rate)                  9.55       8.34       1,007        8,403  (12.69)%
Lincoln VIPT International                                                                                    2.35%
  SVUL Elite (0.80% Fee Rate)                          10.44       9.24         387        3,577  (11.47)%
  SVUL II (0.80% Fee Rate)(5)                           8.08       8.16       1,379       11,253    0.98%
Lincoln VIPT Money Market                                                                                     1.39%
  SVUL and SVUL Elite (0.80% Fee Rate)                 10.95      11.02      15,859      174,718    0.60%
  SVUL II (0.80% Fee Rate)(1)                          10.02      10.03     100,953    1,012,291    0.10%
Lincoln VIPT Social Awareness                                                                                 1.01%
  SVUL and SVUL Elite (0.80% Fee Rate)                  9.63       7.44         502        3,736  (22.74)%
MFS VIT Capital Opportunities                                                                                   --
  SVUL Elite (0.80% Fee Rate)                          10.94       7.63          84          641  (30.25)%
MFS VIT Emerging Growth                                                                                         --
  SVUL and SVUL Elite (0.80% Fee Rate)                  8.38       5.51      10,629       58,531  (34.29)%
MFS VIT Total Return                                                                                          0.97%
  SVUL and SVUL Elite (0.80% Fee Rate)                 11.95      11.24       4,744       53,317   (5.92)%
  SVUL II (0.80% Fee Rate)(2)                           9.38       9.37       5,842       54,741   (0.12)%
MFS VIT Utilities                                                                                             2.32%
  SVUL and SVUL Elite (0.80% Fee Rate)                  9.62       7.37       6,563       48,370  (23.37)%
NB AMT Mid-Cap Growth                                                                                           --
  SVUL and SVUL Elite (0.80% Fee Rate)                 10.35       7.25      27,529      199,719  (29.90)%
NB AMT Partners                                                                                               0.46%
  SVUL (0.80% Fee Rate)                                10.85       8.16       5,331       43,518  (24.75)%
NB AMT Regency                                                                                                0.22%
  SVUL Elite (0.80% Fee Rate)                          10.98       9.74          84          818  (11.26)%
Putnam VT Growth & Income Class IB                                                                            2.18%
  SVUL Elite (0.80% Fee Rate)                          10.53       8.46          84          710  (19.63)%
Putnam VT Health Sciences Class IB                                                                              --
  SVUL Elite (0.80% Fee Rate)                          10.02       7.92         308        2,439  (20.98)%
Scudder VIT EAFE Equity Index                                                                                 2.45%
  SVUL and SVUL Elite (0.80% Fee Rate)                  7.26       5.64       5,215       29,428  (22.23)%
  SVUL II (0.80% Fee Rate)(3)                           7.87       7.79          50          391   (1.03)%
Scudder VIT Equity 500 Index                                                                                  0.91%
  SVUL and SVUL Elite (0.80% Fee Rate)                  9.14       7.04      29,599      208,508  (22.94)%
Scudder VIT Small Cap Index                                                                                   0.62%
  SVUL and SVUL Elite (0.80% Fee Rate)                 11.86       9.34       4,959       46,318  (21.22)%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                            Unit Value Unit Value                                  Investment
                                            Beginning  End of     Units                  Total     Income
Subaccount                                  of Period  Period     Outstanding Net Assets Return(6) Ratio(7)
-------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap                                                                             0.46%
  SVUL Elite (0.80% Fee Rate)                 $11.27     $ 7.99        423     $ 3,383    (29.10)%
  SVUL II (0.80% Fee Rate)(3)                   8.22       8.15         65         530     (0.88)%
FTVIPT Templeton Foreign Securities Class 2                                                           1.65%
  SVUL (0.80% Fee Rate)                         9.37       7.57      7,923      59,977    (19.21)%
FTVIPT Templeton Growth Securities                                                                    1.88%
  SVUL Elite (0.80% Fee Rate)                  10.64       8.62        386       3,325    (18.96)%
  SVUL II (0.80% Fee Rate)(3)                   8.04       7.92         66         520     (1.46)%
FTVIPT Templeton Growth Securities Class 2                                                            2.37%
  SVUL (0.80% Fee Rate)                        12.48      10.09      5,398      54,496    (19.14)%

(1) Reflects less than a full year of activity. Funds were first received in this option on 9/27/02.
(2) Reflects less than a full year of activity. Funds were first received in this option on 11/05/02.
(3) Reflects less than a full year of activity. Funds were first received in this option on 11/15/02.
(4) Reflects less than a full year of activity. Funds were first received in this option on 12/20/02.
(5) Reflects less than a full year of activity. Funds were first received in this option on 12/23/02.
(6) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized.
(7) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. The investment income ratios are not annualized.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2001 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and guarantee expense charges.

                                                    Unit Value Unit Value                                  Investment
                                                    Beginning  End of     Units                  Total     Income
Subaccount                                          of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
---------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                                                               0.31%
  SVUL and SVUL Elite (0.80% Fee Rate)                $ 9.98     $ 6.54     45,078     $294,926   (34.41)%
AIM V.I. International Growth                                                                                 0.63%
  SVUL and SVUL Elite (0.80% Fee Rate)                 10.22       7.75      6,023       46,696   (24.14)%
AIM V.I. Premier Equity                                                                                       0.22%
  SVUL and SVUL Elite (0.80% Fee Rate)                 10.24       8.88     41,609      369,587   (13.26)%
American Funds Global Small Capitalization Class 2                                                            0.22%
  SVUL and SVUL Elite (0.80% Fee Rate)                  7.74       6.69        301        2,016   (13.55)%
American Funds Growth Class 2                                                                                 0.47%
  SVUL and SVUL Elite (0.80% Fee Rate)                  9.19       7.46     29,247      218,174   (18.81)%
American Funds Growth-Income Class 2                                                                          2.37%
  SVUL and SVUL Elite (0.80% Fee Rate)                 10.42      10.60      9,903      104,999     1.74%
American Funds International Class 2                                                                            --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.41         91          943     4.13%
ABVPSF Small Cap Value                                                                                          --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      11.36         91        1,029    13.59%
ABVPSF Growth and Income                                                                                        --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.44         91          946     4.39%
ABVPSF Premier Growth                                                                                           --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.87         91          985     8.68%
ABVPSF Technology                                                                                               --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      11.56         91        1,046    15.56%
Baron Capital Asset                                                                                             --
  SVUL (0.80% Fee Rate)                                12.16      13.55     12,954      175,533    11.45%
Delaware VIPT Devon                                                                                           0.91%
  SVUL (0.80% Fee Rate)                                 9.29       8.36         24          200    (9.94)%
Delaware VIPT Emerging Markets                                                                                0.29%
  SVUL (0.80% Fee Rate)                                 9.39       9.81        663        6,504     4.44%
Delaware VIPT High Yield                                                                                      2.38%
  SVUL and SVUL Elite (0.80% Fee Rate)                  8.46       8.05      2,971       23,906    (4.87)%
Delaware VIPT Value                                                                                             --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.67         91          967     6.72%
Delaware VIPT REIT                                                                                            1.47%
  SVUL and SVUL Elite (0.80% Fee Rate)                 13.55      14.62      2,785       40,726     7.92%
Delaware VIPT Small Cap Value                                                                                 0.49%
  SVUL and SVUL Elite (0.80% Fee Rate)                 12.42      13.78     12,031      165,843    10.95%
Delaware VIPT Trend                                                                                             --
  SVUL and SVUL Elite (0.80% Fee Rate)                 12.74      10.70      8,303       88,842   (16.01)%
Delaware VIPT U.S. Growth                                                                                       --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.75         91          974     7.51%
Fidelity VIP Equity-Income Service Class                                                                        --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.68         91          968     6.85%
Fidelity VIP Growth Service Class                                                                             7.22%
  SVUL and SVUL Elite (0.80% Fee Rate)                  8.49       6.93        681        4,722   (18.39)%
Fidelity VIP High Income Service Class                                                                       15.97%
  SVUL (0.80% Fee Rate)                                 8.06       7.05     10,110       71,263   (12.60)%
Fidelity VIP Overseas Service Class                                                                             --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.30         91          933     2.99%
Fidelity VIP Contrafund Service Class                                                                         0.43%
  SVUL and SVUL Elite (0.80% Fee Rate)                 11.16       9.70      6,618       64,195   (13.06)%
Fidelity VIP Growth Opportunities Service Class                                                               0.13%
  SVUL (0.80% Fee Rate)                                 8.94       7.59      5,261       39,919   (15.12)%
Janus Aspen Series Mid Cap Growth Service Shares                                                                --
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.59         91          959     5.86%
Janus Aspen Series Balanced                                                                                   2.77%
  SVUL (0.80% Fee Rate)                                11.38      10.76     37,143      399,625    (5.42)%
Janus Aspen Series Balanced Service Shares                                                                    0.88%
  SVUL Elite (0.80% Fee Rate)(1)                       10.00      10.19         91          923     1.86%
Janus Aspen Series Global Technology Service Shares                                                           0.65%
  SVUL (0.80% Fee Rate)                                 6.74       4.19      6,916       28,993   (37.83)%

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                   Unit Value Unit Value                                  Investment
                                                   Beginning  End of     Units                  Total     Income
Subaccount                                         of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth                                                                          0.52%
  SVUL (0.80% Fee Rate)                              $12.00     $ 9.23     42,033     $388,091   (23.05)%
Janus Aspen Series Worldwide Growth Service Shares                                                           0.11%
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.73         91          972     7.28%
Lincoln VIPT Aggressive Growth                                                                                 --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      11.26         91        1,020    12.56%
Lincoln VIPT Bond                                                                                            5.44%
  SVUL and SVUL Elite (0.80% Fee Rate)                11.03      11.94     25,796      308,029     8.28%
Lincoln VIPT Capital Appreciation                                                                              --
  SVUL and SVUL Elite (0.80% Fee Rate)                10.65       7.83     13,538      106,050   (26.48)%
Lincoln VIPT Equity-Income                                                                                   1.24%
  SVUL (0.80% Fee Rate)                               12.35      11.35      1,853       21,041    (8.08)%
Lincoln VIPT Global Asset Allocation                                                                         0.62%
  SVUL and SVUL Elite (0.80% Fee Rate)                10.45       9.55        281        2,682    (8.58)%
Lincoln VIPT International                                                                                   0.98%
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.44         91          946     4.42%
Lincoln VIPT Money Market                                                                                    2.99%
  SVUL and SVUL Elite (0.80% Fee Rate)                10.61      10.95     69,634      762,584     3.19%
Lincoln VIPT Social Awareness                                                                                1.59%
  SVUL and SVUL Elite (0.80% Fee Rate)                10.73       9.63        421        4,058   (10.24)%
MFS VIT Capital Opportunities                                                                                  --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.94         91          991     9.39%
MFS VIT Emerging Growth                                                                                        --
  SVUL and SVUL Elite (0.80% Fee Rate)                12.70       8.38      7,167       60,062   (34.02)%
MFS VIT Total Return                                                                                         2.15%
  SVUL and SVUL Elite (0.80% Fee Rate)                12.01      11.95      1,841       21,997    (0.55)%
MFS VIT Utilities                                                                                            2.26%
  SVUL and SVUL Elite (0.80% Fee Rate)                12.79       9.62      5,240       50,396   (24.81)%
NB AMT Mid-Cap Growth                                                                                          --
  SVUL and SVUL Elite (0.80% Fee Rate)                13.85      10.35     16,582      171,626   (25.25)%
NB AMT Partners                                                                                              0.31%
  SVUL (0.80% Fee Rate)                               11.25      10.85      4,226       45,842    (3.60)%
NB AMT Regency                                                                                                 --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.98         91          995     9.78%
Putnam VT Growth & Income Class IB                                                                             --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.53         91          953     5.26%
Putnam VT Health Sciences Class IB                                                                             --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.02        272        2,721     0.21%
Scudder VIT EAFE Equity Index                                                                                  --
  SVUL and SVUL Elite (0.80% Fee Rate)                 9.71       7.26      1,686       12,236   (25.30)%
Scudder VIT Equity 500 Index                                                                                 0.94%
  SVUL and SVUL Elite (0.80% Fee Rate)                10.49       9.14     31,245      285,606   (12.88)%
Scudder VIT Small Cap Index                                                                                  0.69%
  SVUL and SVUL Elite (0.80% Fee Rate)                11.71      11.86      5,250       62,243     1.26%
FTVIPT Franklin Small Cap                                                                                      --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      11.27        255        2,874    12.73%
FTVIPT Templeton Foreign Securities Class 2                                                                  3.16%
  SVUL (0.80% Fee Rate)                               11.24       9.37      5,381       50,424   (16.67)%
FTVIPT Templeton Growth Securities                                                                             --
  SVUL Elite (0.80% Fee Rate)(1)                      10.00      10.64         91          964     6.39%
FTVIPT Templeton Growth Securities Class 2                                                                   2.58%
  SVUL (0.80% Fee Rate)                               12.75      12.48      4,793       59,842    (2.10)%

(1) Reflects less than a full year of activity. Funds were first received in this option on 10/29/2001.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. The investment income ratios are not annualized.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

4. Purchases and Sales of Investments
The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2004.

                                                        Aggregate Aggregate
                                                        Cost of   Proceeds
    Subaccount                                          Purchases from Sales
    ------------------------------------------------------------------------
    AIM V.I. Growth                                     $ 76,705   $ 29,386
    AIM V.I. International Growth                         13,053      5,000
    AIM V.I. Premier Equity                               61,069     45,798
    ABVPSF Growth and Income Class A                       2,353      3,809
    ABVPSF Premier Growth Class A                             --         53
    ABVPSF Small Cap Value Class A                        26,116      2,507
    ABVPSF Technology Class A                                161      2,635
    American Century VP Inflation Protection               2,524        989
    American Funds Global Growth Class 2                     418        129
    American Funds Global Small Capitalization Class 2    19,257      2,255
    American Funds Growth Class 2                        133,058     38,334
    American Funds Growth-Income Class 2                  97,755     41,346
    American Funds International Class 2                  28,456      9,603
    Baron Capital Asset                                    5,882      7,423
    Delaware VIPT Emerging Markets                        35,651      6,381
    Delaware VIPT High Yield                              68,061      5,485
    Delaware VIPT REIT                                   101,914     38,745
    Delaware VIPT Small Cap Value                         89,097     19,487
    Delaware VIPT Trend                                   46,744     13,183
    Delaware VIPT U.S. Growth                             13,305      4,813
    Delaware VIPT Value                                   18,851         69
    Fidelity VIP Contrafund Service Class                 51,554     56,427
    Fidelity VIP Equity-Income Service Class             100,122     75,099
    Fidelity VIP Growth Service Class                     17,092     60,012
    Fidelity VIP Growth Opportunities Service Class        6,144      2,644
    Fidelity VIP High Income Service Class                13,774      4,375
    Fidelity VIP Overseas Service Class                    3,614      2,502
    FTVIPT Franklin Small Cap                              2,008      1,028
    FTVIPT Templeton Foreign Securities Class 2           24,257      5,362
    FTVIPT Templeton Growth Securities                     1,654        986
    FTVIPT Templeton Growth Securities Class 2             5,798      1,454
    Janus Aspen Series Balanced                           43,247      8,607
    Janus Aspen Series Balanced Service Shares            17,972      5,469
    Janus Aspen Series Global Technology Service Shares    2,410      1,745
    Janus Aspen Series Mid Cap Growth Service Shares      19,220     46,875
    Janus Aspen Series Worldwide Growth                   51,245     37,695
    Janus Aspen Series Worldwide Growth Service Shares     1,599      1,085
    Lincoln VIPT Aggressive Growth                           815        914
    Lincoln VIPT Bond                                    264,060     64,719
    Lincoln VIPT Capital Appreciation                     11,990      4,219
    Lincoln VIPT Equity-Income                             2,473        946
    Lincoln VIPT Global Asset Allocation                     224        637
    Lincoln VIPT International                            92,716      7,522
    Lincoln VIPT Money Market                            453,219    555,124
    Lincoln VIPT Social Awareness                          1,527        409
    MFS VIT Capital Opportunities                             --         54
    MFS VIT Emerging Growth                               27,667      7,686
    MFS VIT Total Return                                  55,248     20,690
    MFS VIT Utilities                                     18,452      9,310
    NB AMT Mid-Cap Growth                                 76,414     21,946
    NB AMT Partners                                        4,307      3,794
    NB AMT Regency                                        10,980      3,544
    Putnam VT Growth & Income Class IB                     1,881      2,068
    Putnam VT Health Sciences Class IB                       561        297
    Scudder VIT EAFE Equity Index                         28,302      5,126
    Scudder VIT Equity 500 Index                         117,168     33,223
    Scudder VIT Small Cap Index                           43,830     18,133

LLANY Separate Account R for Flexible Premium Variable Life Insurance

5. Investments
The following is a summary of investments owned at December 31, 2004.

                                                           Net
                                                    Shares Asset
Subaccount                                          Owned  Value  Value of Shares Cost of Shares
------------------------------------------------------------------------------------------------
AIM V.I. Growth                                     33,600 $16.05    $539,284        $544,428
AIM V.I. International Growth                        3,309  19.77      65,424          54,998
AIM V.I. Premier Equity                             20,969  21.30     446,642         468,383
ABVPSF Growth and Income Class A                     5,769  24.08     138,925         115,826
ABVPSF Premier Growth Class A                           31  23.44         718             708
ABVPSF Small Cap Value Class A                       2,688  16.84      45,268          37,916
ABVPSF Technology Class A                            7,262  15.27     110,892         103,156
American Century VP Inflation Protection               146  10.55       1,537           1,540
American Funds Global Growth Class 2                    19  17.23         323             291
American Funds Global Small Capitalization Class 2   1,730  17.02      29,445          23,266
American Funds Growth Class 2                       10,498  51.10     536,473         460,842
American Funds Growth-Income Class 2                 7,780  36.64     285,064         242,532
American Funds International Class 2                 6,008  15.79      94,861          72,310
Baron Capital Asset                                  8,047  27.05     217,683         147,171
Delaware VIPT Emerging Markets                       3,885  14.50      56,326          44,099
Delaware VIPT High Yield                            15,066   6.11      92,053          83,125
Delaware VIPT REIT                                  10,487  19.08     200,094         153,704
Delaware VIPT Small Cap Value                       17,159  30.45     522,504         379,933
Delaware VIPT Trend                                  6,522  30.73     200,430         169,345
Delaware VIPT U.S. Growth                            6,825   6.83      46,614          41,893
Delaware VIPT Value                                  1,075  18.46      19,853          19,576
Fidelity VIP Contrafund Service Class                7,941  26.53     210,676         170,955
Fidelity VIP Equity-Income Service Class             4,210  25.28     106,426          93,678
Fidelity VIP Growth Service Class                      392  31.88      12,506          11,507
Fidelity VIP Growth Opportunities Service Class      2,208  16.05      35,440          33,688
Fidelity VIP High Income Service Class              21,151   6.97     147,422         129,358
Fidelity VIP Overseas Service Class                  5,609  17.44      97,821          80,766
FTVIPT Franklin Small Cap                              351  19.66       6,897           5,643
FTVIPT Templeton Foreign Securities Class 2          7,253  14.35     104,079          92,813
FTVIPT Templeton Growth Securities                     556  12.98       7,222           5,773
FTVIPT Templeton Growth Securities Class 2           1,221  12.83      15,662          13,442
Janus Aspen Series Balanced                          9,061  24.39     221,000         211,876
Janus Aspen Series Balanced Service Shares           3,697  25.24      93,317          83,887
Janus Aspen Series Global Technology Service Shares  2,861   3.55      10,156          10,981
Janus Aspen Series Mid Cap Growth Service Shares     1,125  25.36      28,542          22,464
Janus Aspen Series Worldwide Growth                  8,730  26.78     233,788         262,826
Janus Aspen Series Worldwide Growth Service Shares     110  26.62       2,924           2,788
Lincoln VIPT Aggressive Growth                          85   9.86         840             725
Lincoln VIPT Bond                                   62,462  12.97     809,883         799,054
Lincoln VIPT Capital Appreciation                    3,807  17.68      67,314          73,254
Lincoln VIPT Equity-Income                           1,101  18.02      19,844          17,558
Lincoln VIPT Global Asset Allocation                   768  14.18      10,889           9,273
Lincoln VIPT International                           7,964  16.30     129,850         110,335
Lincoln VIPT Money Market                           37,603  10.00     376,035         376,035
Lincoln VIPT Social Awareness                          280  29.03       8,122           7,073
MFS VIT Capital Opportunities                           58  13.57         781             712
MFS VIT Emerging Growth                              7,125  17.52     124,830         133,727
MFS VIT Total Return                                12,021  21.43     257,608         221,382
MFS VIT Utilities                                    5,614  20.45     114,797          88,467
NB AMT Mid-Cap Growth                               30,585  17.83     545,324         467,584
NB AMT Partners                                      3,891  18.32      71,276          58,446
NB AMT Regency                                         638  14.79       9,439           8,465
Putnam VT Growth & Income Class IB                     614  25.44      15,618          13,391
Putnam VT Health Sciences Class IB                     269  11.73       3,161           3,000
Scudder VIT EAFE Equity Index                        7,404   9.54      70,630          60,675
Scudder VIT Equity 500 Index                        35,584  12.73     452,983         428,335
Scudder VIT Small Cap Index                         10,128  14.35     145,336         112,586

LLANY Separate Account R for Flexible Premium Variable Life Insurance

6. Changes in Units Outstanding
The change in units outstanding for the year ended December 31, 2004 is as follows:

                                                    Units  Units    Net Increase
Subaccount                                          Issued Redeemed (Decrease)
--------------------------------------------------------------------------------
AIM V.I. Growth                                     13,630  (5,023)     8,607
AIM V.I. International Growth                        1,419    (520)       899
AIM V.I. Premier Equity                              8,568  (6,434)     2,134
ABVPSF Growth and Income Class A                        91    (245)      (154)
ABVPSF Premier Growth Class A                           --      (5)        (5)
ABVPSF Small Cap Value Class A                       2,011    (193)     1,818
ABVPSF Technology Class A                               12    (174)      (162)
American Century VP Inflation Protection               157      (9)       148
American Funds Global Growth Class 2                    40     (12)        28
American Funds Global Small Capitalization Class 2   1,552    (209)     1,343
American Funds Growth Class 2                       12,164  (3,819)     8,346
American Funds Growth-Income Class 2                 8,456  (3,484)     4,972
American Funds International Class 2                 1,616    (355)     1,261
Baron Capital Asset                                    375    (370)         5
Delaware VIPT Emerging Markets                       2,331    (174)     2,157
Delaware VIPT High Yield                             5,036    (362)     4,674
Delaware VIPT REIT                                   5,522  (1,630)     3,892
Delaware VIPT Small Cap Value                        4,644  (1,003)     3,640
Delaware VIPT Trend                                  3,724    (858)     2,866
Delaware VIPT U.S. Growth                              973    (232)       741
Delaware VIPT Value                                  1,258      (5)     1,253
Fidelity VIP Contrafund Service Class                4,144  (3,938)       206
Fidelity VIP Equity-Income Service Class             8,698  (5,120)     3,578
Fidelity VIP Growth Service Class                    1,366  (4,573)    (3,207)
Fidelity VIP Growth Opportunities Service Class        778    (313)       465
Fidelity VIP High Income Service Class                 295    (353)       (58)
Fidelity VIP Overseas Service Class                    211    (154)        58
FTVIPT Franklin Small Cap                              170     (87)        82
FTVIPT Templeton Foreign Securities Class 2          2,275    (473)     1,802
FTVIPT Templeton Growth Securities                     135     (82)        54
FTVIPT Templeton Growth Securities Class 2             410    (100)       310
Janus Aspen Series Balanced                          3,567    (789)     2,778
Janus Aspen Series Balanced Service Shares           1,504    (463)     1,040
Janus Aspen Series Global Technology Service Shares    698    (486)       213
Janus Aspen Series Mid Cap Growth Service Shares     1,994  (4,635)    (2,642)
Janus Aspen Series Worldwide Growth                  6,376  (5,021)     1,355
Janus Aspen Series Worldwide Growth Service Shares     146     (91)        55
Lincoln VIPT Aggressive Growth                          68     (73)        (5)
Lincoln VIPT Bond                                   18,129  (4,847)    13,283
Lincoln VIPT Capital Appreciation                    1,692    (522)     1,170
Lincoln VIPT Equity-Income                             201     (84)       117
Lincoln VIPT Global Asset Allocation                    10     (60)       (49)
Lincoln VIPT International                           6,998    (498)     6,500
Lincoln VIPT Money Market                           44,083 (55,060)   (10,977)
Lincoln VIPT Social Awareness                          143     (37)       107
MFS VIT Capital Opportunities                           --      (5)        (5)
MFS VIT Emerging Growth                              3,748    (835)     2,913
MFS VIT Total Return                                 4,424  (1,818)     2,606
MFS VIT Utilities                                    1,524    (701)       823
NB AMT Mid-Cap Growth                                8,244  (1,939)     6,305
NB AMT Partners                                        399    (298)       100
NB AMT Regency                                         568     (67)       501
Putnam VT Growth & Income Class IB                     139    (165)       (26)
Putnam VT Health Sciences Class IB                      69     (37)        32
Scudder VIT EAFE Equity Index                        2,873    (288)     2,585
Scudder VIT Equity 500 Index                        11,605  (3,049)     8,556
Scudder VIT Small Cap Index                          3,591  (1,273)     2,317

LLANY Separate Account R for Flexible Premium Variable Life Insurance

The change in units outstanding for the year ended December 31, 2003 is as follows:

                                                    Units  Units     Net Increase
Subaccount                                          Issued Redeemed  (Decrease)
---------------------------------------------------------------------------------
AIM V.I. Growth                                     17,871   (8,017)     9,854
AIM V.I. International Growth                        1,025   (3,092)    (2,068)
AIM V.I. Premier Equity                             11,604   (9,451)     2,154
ABVPSF Growth and Income                            11,568      (71)    11,497
ABVPSF Premier Growth                                   --       (6)        (6)
ABVPSF Small Cap Value                                 648     (199)       449
ABVPSF Technology                                   10,110      (35)    10,075
American Funds Global Small Capitalization Class 2     233     (202)        32
American Funds Growth Class 2                       13,226  (11,089)     2,138
American Funds Growth-Income Class 2                 6,235  (10,582)    (4,348)
American Funds International Class 2                 5,434     (134)     5,300
Baron Capital Asset                                    212     (829)      (617)
Delaware VIPT Emerging Markets                         256     (126)       131
Delaware VIPT High Yield                               626   (2,071)    (1,444)
Delaware VIPT Value                                     --       (6)        (6)
Delaware VIPT REIT                                   1,469     (683)       786
Delaware VIPT Small Cap Value                       13,817   (1,548)    12,270
Delaware VIPT Trend                                  4,247   (1,295)     2,952
Delaware VIPT U.S. Growth                            3,855      (77)     3,778
Fidelity VIP Contrafund Service Class                6,499   (1,205)     5,294
Fidelity VIP Equity-Income Service Class             4,474     (263)     4,211
Fidelity VIP Growth Service Class                    3,326     (248)     3,078
Fidelity VIP Growth Opportunities Service Class      1,004   (3,652)    (2,648)
Fidelity VIP High Income Service Class                 178   (4,441)    (4,263)
Fidelity VIP Overseas Service Class                  7,819      (28)     7,790
FTVIPT Franklin Small Cap                               84      (96)       (12)
FTVIPT Templeton Foreign Securities Class 2          1,773   (2,583)      (810)
FTVIPT Templeton Growth Securities                     126      (67)        59
FTVIPT Templeton Growth Securities Class 2             300   (4,980)    (4,680)
Janus Aspen Series Balanced                          9,029  (33,228)   (24,199)
Janus Aspen Series Balanced Service Shares           6,979     (294)     6,685
Janus Aspen Series Global Technology Service Shares    881   (6,869)    (5,988)
Janus Aspen Series Mid Cap Growth Service Shares     5,527     (520)     5,007
Janus Aspen Series Worldwide Growth                 12,955  (24,354)   (11,399)
Janus Aspen Series Worldwide Growth Service Shares      88      (23)        66
Lincoln VIPT Aggressive Growth                          --       (6)        (6)
Lincoln VIPT Bond                                   17,231  (11,970)     5,261
Lincoln VIPT Capital Appreciation                    3,038   (4,312)    (1,274)
Lincoln VIPT Equity-Income                             257     (950)      (692)
Lincoln VIPT Global Asset Allocation                    81      (69)        12
Lincoln VIPT International                           1,090     (320)       770
Lincoln VIPT Money Market                           62,992 (133,465)   (70,473)
Lincoln VIPT Social Awareness                          169      (35)       134
MFS VIT Capital Opportunities                           --       (6)        (6)
MFS VIT Emerging Growth                              3,156   (1,041)     2,116
MFS VIT Total Return                                 9,157   (1,975)     7,182
MFS VIT Utilities                                    3,386   (1,832)     1,554
NB AMT Mid-Cap Growth                               17,997   (1,908)    16,089
NB AMT Partners                                        383     (294)        88
NB AMT Regency                                          --       (6)        (6)
Putnam VT Growth & Income Class IB                   1,279       (8)     1,271
Putnam VT Health Sciences Class IB                      20      (39)       (20)
Scudder VIT EAFE Equity Index                           70     (323)      (253)
Scudder VIT Equity 500 Index                        10,284   (3,398)     6,886
Scudder VIT Small Cap Index                          3,399     (906)     2,493

LLANY Separate Account R for Flexible Premium Variable Life Insurance

7. New Investment Funds and Fund Name Changes
During 2003, the Alliance Variable Products Series Fund (AVPSF) family of funds changed its name to the AllianceBernstein Variable Products Series Fund (ABVPSF) and the Lincoln National (LN) fund family changed its name to the Lincoln Variable Insurance Products Trust (Lincoln VIPT).

Also during 2003, the Janus Aspen Series Aggressive Growth Portfolio Service Shares changed its name to the Janus Aspen Series Mid Cap Growth Portfolio Service Shares.

In 2003, the M Fund Brandes International Equity Fund, the M Fund Business Opportunity Value Fund, the M Fund Frontier Capital Appreciation Fund and the M Fund Turner Core Growth Fund became available as investment options to Variable Account contract owners. However, there was no activity in any of these subaccounts during 2003.

During 2004, the Delaware VIPT Large Cap Value Series changed its name to the Delaware VIPT Value Series.

In 2004, the American Century VP Inflation Protection Fund, the American Funds Global Growth Class 2 Fund and the Delaware VIPT Diversified Income Series became available as investment options to Variable Account contract owners. Accordingly, the 2004 statement of operations and changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2004.

8. Fund Closing
In April 2003, the Delaware VIPT Devon Fund ceased to be available as an investment option to Variable Account contract owners.

Report of Independent Registered Public Accounting Firm

Board of Directors of Lincoln Life & Annuity Company of New York
   and
Contract Owners of LLANY Separate Account R for Flexible Premium Variable Life
  Insurance

We have audited the accompanying statement of assets and liabilities of LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Variable Account") comprised of the subaccounts described in Note 1 and Note 8, as of December 31, 2004, the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2004, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the LLANY Separate Account R for Flexible Premium Variable Life Insurance at December 31, 2004, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 1, 2005

                  Lincoln Life & Annuity Company of New York

Lincoln Life & Annuity Company of New York

Balance Sheets

                                                                        December 31
                                                                     2004        2003
                                                                  ----------  ----------
                                                                      (000s omitted)
                                                                  ----------------------
ASSETS
Investments:
 Securities available-for-sale, at fair value:
   Fixed maturity (cost: 2004 -- $1,958,675; 2003 -- $1,908,926)  $2,065,144  $2,019,991
------------------------------------------------------------------
   Equity (cost: 2004 -- $2,515; 2003 -- $2,515)                       2,760       2,607
------------------------------------------------------------------
 Mortgage loans on real estate                                       168,765     145,784
------------------------------------------------------------------
 Policy loans                                                        157,975     161,605
------------------------------------------------------------------
 Other investments                                                     2,047         258
                                                                  ----------  ----------
------------------------------------------------------------------
Total Investments                                                  2,396,691   2,330,245
------------------------------------------------------------------
Cash and invested cash                                                49,757      36,373
------------------------------------------------------------------
Property and equipment                                                   153         494
------------------------------------------------------------------
Deferred acquisition costs                                            81,980      55,745
------------------------------------------------------------------
Premiums and fees receivable                                             297         539
------------------------------------------------------------------
Accrued investment income                                             31,087      30,232
------------------------------------------------------------------
Assets held in separate accounts                                     816,829     523,728
------------------------------------------------------------------
Amounts recoverable from reinsurers                                   87,337      73,198
------------------------------------------------------------------
Goodwill                                                             109,512     109,512
------------------------------------------------------------------
Other intangible assets                                              130,689     144,301
------------------------------------------------------------------
Other assets                                                          31,216      25,357
                                                                  ----------  ----------
------------------------------------------------------------------
Total Assets                                                      $3,735,548  $3,329,724
                                                                  ==========  ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Insurance and Investment Contract Liabilities:
 Insurance policy and claim reserves                              $1,125,098  $1,099,848
------------------------------------------------------------------
 Contractholder funds                                              1,074,817   1,042,574
------------------------------------------------------------------
 Liabilities related to separate accounts                            816,829     523,728
                                                                  ----------  ----------
------------------------------------------------------------------
Total Insurance and Investment Contract Liabilities                3,016,744   2,666,150
------------------------------------------------------------------
Federal income taxes                                                  45,898      42,127
------------------------------------------------------------------
Other liabilities                                                     90,347      66,849
                                                                  ----------  ----------
------------------------------------------------------------------
Total Liabilities                                                  3,152,989   2,775,126
------------------------------------------------------------------
Shareholder's Equity:
Common stock -- $100 par value,
  authorized, issued and outstanding shares -- 20,000
  (owned by The Lincoln National Life Insurance Company)               2,000       2,000
                                                                  ----------  ----------
------------------------------------------------------------------
Retained earnings                                                    542,990     512,783
------------------------------------------------------------------
Accumulated Other Comprehensive Income:
 Net unrealized gain on securities available-for-sale                 37,613      39,820
------------------------------------------------------------------
 Minimum pension liability adjustment                                    (44)         (5)
                                                                  ----------  ----------
------------------------------------------------------------------
Total Accumulated Other Comprehensive Income                          37,569      39,815
                                                                  ----------  ----------
------------------------------------------------------------------
Total Shareholder's Equity                                           582,559     554,598
                                                                  ----------  ----------
------------------------------------------------------------------
Total Liabilities and Shareholder's Equity                        $3,735,548  $3,329,724
                                                                  ==========  ==========
------------------------------------------------------------------

See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Income

                                                                                  Year Ended December 31
                                                                                 2004      2003      2002
                                                                               --------  --------  --------
                                                                                      (000s omitted)
                                                                               ----------------------------
Revenue:
Insurance premiums                                                             $ 11,281  $ 12,392  $ 13,185
-------------------------------------------------------------------------------
Insurance fees                                                                   69,519    64,087    59,664
-------------------------------------------------------------------------------
Net investment income                                                           138,691   136,654   134,938
-------------------------------------------------------------------------------
Realized gain (loss) on investments                                              (4,643)    7,145   (11,308)
-------------------------------------------------------------------------------
Other revenue and fees                                                              744     2,741       663
                                                                               --------  --------  --------
-------------------------------------------------------------------------------
Total Revenue                                                                   215,592   223,019   197,142
-------------------------------------------------------------------------------

Benefits and Expenses:
Benefits                                                                        118,203   121,551   118,552
-------------------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                          52,148    57,647    48,210
                                                                               --------  --------  --------
-------------------------------------------------------------------------------
Total Benefits and Expenses                                                     170,351   179,198   166,762
                                                                               --------  --------  --------
-------------------------------------------------------------------------------
Income before Federal Income Taxes and Cumulative Effect of Accounting Changes   45,241    43,821    30,380
-------------------------------------------------------------------------------
Federal income taxes                                                             15,284    14,286    10,291
                                                                               --------  --------  --------
-------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Changes                            29,957    29,535    20,089
-------------------------------------------------------------------------------
Cumulative Effect of Accounting Changes (net of Federal income taxes)                91      (232)       --
                                                                               --------  --------  --------
-------------------------------------------------------------------------------
Net Income                                                                     $ 30,048  $ 29,303  $ 20,089
------------------------------------------------------------------------------ ========  ========  ========




See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Shareholder's Equity

                                                                                         Year Ended December 31
                                                                                        2004      2003      2002
                                                                                      --------  --------  --------
                                                                                             (000s omitted)
                                                                                      ----------------------------
Common Stock:
Balance at beginning and end-of-year                                                  $  2,000  $  2,000  $  2,000
--------------------------------------------------------------------------------------

Retained Earnings:
Balance at beginning-of-year                                                           512,783   483,219   463,099
--------------------------------------------------------------------------------------
Comprehensive income                                                                    27,802    29,276    53,885
--------------------------------------------------------------------------------------
Less other comprehensive income (loss) (net of federal income tax):
 Net unrealized (loss) gain on securities available-for-sale, net of reclassification
   adjustment                                                                           (2,207)      (22)   33,796
--------------------------------------------------------------------------------------
 Minimum pension liability adjustment                                                      (39)       (5)       --
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------
Net Income                                                                              30,048    29,303    20,089
--------------------------------------------------------------------------------------
Stock compensation/issued for benefit plans                                                159       261        31
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------
Balance at End-of-Year                                                                 542,990   512,783   483,219
--------------------------------------------------------------------------------------

Net Unrealized Gain on Securities Available-for-Sale
Balance at beginning-of-year                                                            39,820    39,842     6,046
--------------------------------------------------------------------------------------
Change during the year                                                                  (2,207)      (22)   33,796
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------
Balance at End-of-Year                                                                  37,613    39,820    39,842
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------

Minimum Pension Liability Adjustment:
Balance at beginning-of-year                                                                (5)       --        --
--------------------------------------------------------------------------------------
Change during the year                                                                     (39)       (5)       --
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------
Balance at End-of-Year                                                                     (44)       (5)       --
                                                                                      --------  --------  --------
--------------------------------------------------------------------------------------
Total Shareholder's Equity at End-of-Year                                             $582,559  $554,598  $525,061
------------------------------------------------------------------------------------- ========  ========  ========


See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Cash Flows

                                                                                       Year Ended December 31
                                                                                     2004       2003       2002
                                                                                  ---------  ---------  ---------
                                                                                           (000s omitted)
                                                                                  -------------------------------
Cash Flows from Operating Activities:
Net income                                                                        $  30,048  $  29,303  $  20,089
----------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
 Deferred acquisition costs                                                         (26,183)   (26,459)   (29,152)
----------------------------------------------------------------------------------
 Policy liabilities and accruals                                                    (30,763)   (34,001)   (35,796)
----------------------------------------------------------------------------------
 Contractholder funds                                                                47,112     48,472     49,611
----------------------------------------------------------------------------------
 Amounts recoverable from reinsurers                                                (14,139)      (621)       186
----------------------------------------------------------------------------------
 Federal income taxes                                                                 4,642     20,716      7,491
----------------------------------------------------------------------------------
 Amortization of other intangible assets                                             13,592     12,048     13,030
----------------------------------------------------------------------------------
 Realized loss on investments and derivative instruments                              4,643      2,542     11,308
----------------------------------------------------------------------------------
 Other                                                                               (6,314)    31,530     13,989
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Net Adjustments                                                                      (7,410)    54,227     30,667
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                            22,638     83,530     50,756
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Securities-available-for-sale:
 Purchases                                                                         (308,239)  (595,799)  (502,822)
----------------------------------------------------------------------------------
 Sales                                                                               88,488    279,218    180,443
----------------------------------------------------------------------------------
 Maturities                                                                         164,207    177,687    127,618
----------------------------------------------------------------------------------
Purchase of other investments                                                       (54,189)   (56,209)   (36,677)
----------------------------------------------------------------------------------
Sale or maturity of other investments                                                32,957     32,398     81,465
----------------------------------------------------------------------------------
Other                                                                                30,233      9,005    (18,052)
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                               (46,543)  (153,700)  (168,025)
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Universal life and investment contract deposits                                     246,242    284,899    277,633
----------------------------------------------------------------------------------
Universal life and investment contract withdrawals                                 (165,059)  (148,585)  (145,307)
----------------------------------------------------------------------------------
Investment contract transfers                                                       (43,749)   (45,015)   (15,517)
----------------------------------------------------------------------------------
Common stock issued for benefit plans                                                  (145)        --         --
----------------------------------------------------------------------------------
Nonqualified employee stock option exercise tax benefit                                  --         --         53
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                            37,289     91,299    116,862
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Invested Cash                                    13,384     21,129       (407)
----------------------------------------------------------------------------------
Cash and Invested Cash at Beginning-of-Year                                          36,373     15,244     15,651
                                                                                  ---------  ---------  ---------
----------------------------------------------------------------------------------
Cash and Invested Cash at End-of-Year                                             $  49,757  $  36,373  $  15,244
--------------------------------------------------------------------------------- =========  =========  =========


See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements

--------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies

Basis of Presentation.
Lincoln Life & Annuity Company of New York (the "Company") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company was organized in 1996, under the laws of the State of New York as a life insurance company and received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the State of New York.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in the State of New York.

Use of Estimates.
The nature of the insurance business requires management to make numerous estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates.

Investments.
Securities available-for-sale consist of fixed maturity and equity securities, which are carried at fair value. The cost of available-for-sale fixed maturity securities is adjusted for amortization of premiums and discounts. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other than temporary.

For the mortgage-backed securities portion of available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. The provision for losses is reported as realized gain
(loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

Derivative Instruments.
The Company recognizes all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company did have derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133").

The Company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

Property and Equipment.
Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

Premiums and Fees on Investment Products and Universal Life and Traditional Life Insurance Products.
Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance, bank-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset based

Lincoln Life & Annuity Company of New York fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

Assets Held in Separate Accounts/Liabilities Related to Separate Accounts. These assets and liabilities represent segregated funds administered and invested by the Company for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by the Company and its insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fees revenue.

Deferred Acquisition Costs, Deferred Front End Loads, Deferred Sales
Inducements.
Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97") and Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"). Under FAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under FAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under FAS 60 for fixed and variable payout annuities.

For all FAS 97 and FAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and excess interest credited on dollar cost averaging contracts are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Benefits and Expenses.
Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2002 through 2004 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than deferred acquisition costs, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB").

Goodwill and Other Intangible Assets.
Goodwill, as measured by the excess of the cost of acquired subsidiaries or businesses over the fair value of net assets acquired, is not amortized, but is subject to impairment tests conducted at least annually.

Other intangible assets for acquired insurance businesses consist of the value of existing blocks of business (referred to as the

Lincoln Life & Annuity Company of New York

"present value of in-force"). The present value of in-force ("PVIF") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for PVIF vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. PVIF is amortized in a manner consistent with DAC.

The carrying values of other intangible assets are reviewed periodically for indicators of impairment in value that are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If there was an indication of impairment then the cash flow method would be used to measure the impairment and the carrying value would be adjusted as necessary.

Insurance and Investment Contract Liabilities.
The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

Beginning January 1, 2004, the liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC. Prior to January 1, 2004, the liabilities for future claim reserves for the GMDB feature were a function of the net amount at risk ("NAR"), mortality, persistency and incremental death benefit mortality and expense assessments ("M&E") expected to be incurred over the period of time for which the NAR was positive.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2004 and 2003 participating policies comprised 3.8%, and 4.1% of the face amount of insurance in-force, and dividend expenses were $5.8 million, $4.8 million, and $4.9 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Reinsurance.
The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

Post-retirement Medical and Life Insurance Benefits.
The Company accounts for its post-retirement medical and life insurance benefits using the full accrual method.

Stock Based Compensation.
Effective January 1, 2003, the Company implemented the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") to expense the fair value of LNC stock options granted to the Company's employees. On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"), which provides alternative methods of transition for entities that change to the fair value method of accounting for stock-based employee compensation.

The Company adopted the retroactive restatement method under FAS 148 and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method in FAS 123 for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994. See Note 2 for additional information.

Income Taxes.
The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Reclassifications.
Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

Lincoln Life & Annuity Company of New York
Notes to Financial Statements (continued)

--------------------------------------------------------------------------------
2. Changes in Accounting Principles and Changes in Estimates


Statement of Position 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material and have been recorded in net income as a cumulative effect of accounting change.

FASB Staff Position No. FAS 97-1 -- Situations in Which Paragraphs of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability.
In June of 2004, the Financial Accounting Standards Board ("FASB") issued Financial Staff Position FAS 97-1 ("FSP 97-1"), which was effective for the third quarter 2004. FSP 97-1 clarifies that the SOP did not restrict the recording of a liability for unearned revenue as defined in accordance with paragraphs 17(b) and 20 of Statement of Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" to only those situations where profits are followed by expected losses. The Company implemented the requirements of FSP 97-1, and they did not have any effect on the Company's results of operations.

Accounting for Share-Based Payment.
In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(r)"), which is a revision of FAS 123. FAS 123(r) requires all share-based payments to employees to be recognized in the income statement based on their fair values. As discussed in Note 1, the Company had previously adopted the retroactive restatement method under FAS148 and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method in FAS 123 for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

LNC currently uses the Black-Scholes formula to estimate the value of stock options granted to employees of the Company and expects to continue to use this acceptable option valuation model upon the required adoption of FAS 123(r) on July 1, 2005. FAS 123(r) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as financing cash flow, rather than as an operating cash flow as currently required. The Company does not anticipate that adoption for FAS 123(r) will have a material effect on results of operations, operating cash flows or its financial position.

On December 31, 2002, the FASB issued FAS 148, which provides alternative methods of transition for entities that change to the fair value method of accounting for stock-based employee compensation. The Company adopted the fair value method of accounting under FAS 123 with the retroactive restatement method, as amended by FAS 148, as of January 1, 2003 and restated its financial statements for the years 2002, 2001, and 2000.

FASB Financial Staff Position No. FAS -- 106-1 Medicare Prescription Drug Improvement and Modernization Act of 2003 and FASB Staff Position No. FAS -- 106-2 -- Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.
In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Medicare Act") became law. Beginning in 2006, the Medicare Act provides various alternatives that could result in an offset to some portion of the costs of prescription drug benefits provided to retirees. In January 2004, the staff of the FASB issued Financial Staff Position No. FAS 106-1 ("FSP 106-1"), which permits a sponsor of a post-retirement health care plan that provides retiree prescription drug benefits to make a one-time election to defer accounting for the effects of the Medicare Act.

There are several uncertainties that exist as to the eventual effects of the Medicare Act on the cost of the prescription drug benefits currently included in LNC's retiree medical benefit plan in which the Company retiree's participate. These uncertainties include various administrative components related to the Medicare Act that have yet to be developed, the potential for significant legislative changes to the Medicare Act prior to its implementation in 2006, and the interrelated effects that the existence of various cost containment measures currently included within LNC's retiree medical benefit plans may have under the new legislation. However, regardless of the outcome of these various uncertainties, the Company does not currently expect that the Medicare Act would have a material affect on future net income due to the cost containment measures already in place under LNC's retiree medical benefit plans for the Company retiree participants.

Due to these uncertainties and expected immaterial impact, the Company elected to defer accounting for the effects of the Medicare Act in 2003. In May 2004, the staff of the FASB issued Financial Staff Position No. FAS 106-2 ("FSP 106-2"), which requires sponsors of a post-retirement health care plan that provides retiree prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first annual or interim period starting after June 15, 2004.

The Company completed its analysis and incorporated the provisions of the Medicare Act in determining other post-retirement benefit costs and the accumulated post-retirement benefit obligation in third quarter of 2004. The implementation did not have a material effect on the Company's results of operations. For additional information, see Note 7.

Due to uncertainties about how the Company participants in LNC's post-retirement plan will elect to participate in the

Lincoln Life & Annuity Company of New York

Medicare Act's benefits, and the various uncertainties created by the current lack of guidelines for applying the Medicare Act's provisions, the Company's assessment of the effects of the provisions of the Medicare Act could change. Any change would be included in the financial statements in the period the change occurs. Any change is not expected to have a material effect on the Company.

EITF 03-1 -- The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.
In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. EITF 03-1 indicated that, although not presumptive, a pattern of selling investments prior to the forecasted recovery may call into question an investor's intent to hold the security until it recovers in value. The application of EITF 03-1 was to be effective for reporting periods beginning after June 15, 2004. However, in September 2004, the FASB directed the FASB staff to develop a staff position ("FSP") providing further guidance on this topic. On September 30, 2004, the FASB issued FSP EITF 03-1-1 delaying the effective date of the accounting and measurement provisions of EITF 03-1 until further guidance is finalized, and it is not known what the effective date of the final FSP will be. The Company will continue to monitor developments concerning EITF 03-1 and is currently unable to estimate the potential effects of implementing EITF 03-1 on its financial condition or results of operations.

Accounting for Variable Interest Entities.
In January 2003, the FASB issued initial guidance under Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of variable interest entities ("VIE") by an enterprise if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. If one enterprise will absorb a majority of a VIE's expected losses and another enterprise will receive a majority of that VIE's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the VIE. A VIE is an entity in which no equity investors have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB significantly modified several key aspects of the rules in a revised interpretation issued in December 2003. The Company adopted the final FIN 46 rules on December 31, 2003.

Accounting for Modified Coinsurance.
During the fourth quarter of 2003, the Company implemented the FASB's Derivative Implementation Group Statement 133 Implementation Issue No. B36 ("DIG B36"). DIG B36 provides that the embedded derivatives included within Modco and CFW reinsurance agreements must be accounted for separately from the underlying reinsurance agreements.

The effective date for implementation of DIG B36 for the Company was the October 1, 2003 start date of the fourth quarter. At the time of adoption, the Company recorded a charge to net income of $0.4 million, pre-tax ($0.2 million, after-tax) as a cumulative effect of a change in accounting, representing the fair value of the embedded derivatives included in various Modco and CFW reinsurance agreements. In conjunction with recording the above charge, the Company also recorded an increase in Other Comprehensive Income relating to the fact that prior to the adoption of DIG B36 the net unrealized gains on the underlying available-for-sale securities supporting these reinsurance agreements had been accounted for as gains benefiting the reinsurance companies assuming the risks under these Modco and CFW reinsurance agreements.

Effective with the fourth quarter of 2003 and going forward, changes in the fair value of the embedded derivative as measured by the changes in the fair value of available-for-sale securities supporting these reinsurance arrangements, flows through net income.

Accounting for Costs Associated with Exit or Disposal Activities.
In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between FAS 146 and Issue 94-3 is that FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. FAS 146 is effective for exit or disposal activities after December 31, 2002. LNC adopted FAS 146 on January 1, 2003, and the adoption affects the timing of when expense is recognized for restructuring activities after December 31, 2002. See Note 12 for information on Restructuring charges.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
3. Investments

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                             Amortized Cost Gains  Losses  Fair Value
                                             -------------- ------ ------  ----------
                                                          (in millions)
                                             ----------------------------------------
December 31, 2004:
  Corporate bonds...........................    $1,518.3... $ 91.7 $ (5.6)  $1,604.4.
  U.S. government bonds.....................        11.4...    0.8      --      12.2.
  Foreign government bonds..................        17.6...    2.3      --      19.9.
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........        43.9...    1.7   (0.1)      45.5.
    Collateralized mortgage obligations.....       131.9...    2.5   (0.3)     134.1.
    Commercial mortgage backed securities...       199.4...   11.5   (0.5)     210.4.
    Other asset-backed securities...........        12.8...    0.6      --      13.4.
  State and municipal bonds.................        20.8...    1.1      --      21.9.
  Redeemable preferred stocks...............         2.6...    0.7      --       3.3.
                                                --------    ------ ------   --------
Total fixed maturity securities.............     1,958.7...  112.9   (6.5)   2,065.1.
Equity securities...........................         2.5...    0.3      --       2.8.
                                                --------    ------ ------   --------
Total.......................................    $1,961.2... $113.2 $ (6.5)  $2,067.9.
                                                ========    ====== ======   ========
December 31, 2003:
  Corporate bonds...........................    $1,491.1... $ 98.0 $ (9.2)  $1,579.9.
  U.S. government bonds.....................        17.1...    1.2   (0.1)      18.2.
  Foreign government bonds..................        17.5...    2.2   (0.1)      19.6.
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........        32.4...    1.7   (0.1)      34.0.
    Collateralized mortgage obligations.....       148.7...    3.4   (0.2)     151.9.
    Commercial mortgage backed securities...       166.7...   12.6   (0.6)     178.7.
    Other asset-backed securities...........        15.6...    0.6      --      16.2.
  State and municipal bonds.................        17.2...    1.2      --      18.4.
  Redeemable preferred stocks...............         2.6...    0.5      --       3.1.
                                                --------    ------ ------   --------
Total fixed maturity securities.............     1,908.9...  121.4  (10.3)   2,020.0.
Equity securities...........................         2.5...    0.1      --       2.6.
                                                --------    ------ ------   --------
Total.......................................    $1,911.4... $121.5 $(10.3)  $2,022.6.
                                                ========    ====== ======   ========

Lincoln Life & Annuity Company of New York

Future maturities of fixed maturity securities available-for-sale are as follows:

                                             Amortized Cost Fair Value
                                             -------------- ----------
                                                   (in millions)
                                             -------------------------
         December 31, 2004
           Due in one year or less..........    $   94.7     $   95.7
           Due after one year through five
            years...........................       407.7        427.0
           Due after five years through ten
            years...........................       624.2        657.3
           Due after ten years..............       444.1        481.7
                                                --------     --------
           Subtotal.........................     1,570.7      1,661.7
           Asset and mortgage-backed
            securities......................       388.0        403.4
                                                --------     --------
           Total............................    $1,958.7     $2,065.1
                                                ========     ========

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

Par value, amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                               Par Value Amortized Cost Fair Value
                               --------- -------------- ----------
                                          (in millions)
                               -----------------------------------
             December 31, 2004
               Below 5%.......  $ 16.4       $ 16.4       $ 16.3
               5%-6%..........   135.8        135.4        138.0
               6%-7%..........   113.9        114.4        118.5
               Above 7%.......   119.5        121.8        130.6
                                ------       ------       ------
               Total..........  $385.6       $388.0       $403.4
                                ======       ======       ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

            NAIC        Rating Agency            December 31, 2004
            Designation Equivalent Designation Fair Value  % of Total
            ----------- ---------------------- ----------  ----------
                                               (in millions, except %)
                                               ----------------------
                 1        AAA / AA / A........  $1,328.0      64.3%
                 2        BBB.................     673.9      32.6
                 3        BB..................      40.9       2.0
                 4        B...................      14.3       0.7
                 5        CCC and lower.......       2.1       0.1
                 6        In or near default..       5.9       0.3
                                                --------     -----
                          Total...............  $2,065.1     100.0%
                                                ========     =====

The major categories of net investment income are as follows:

                                             Year Ended December 31
                                              2004     2003   2002
                                             ------   ------ ------
                                                (in millions)
                                             --------------------
               Fixed maturity securities
                available-for-sale.......... $120.0   $119.0 $115.2
               Equity securities............    0.2      0.2     --
               Mortgage loans on real estate   10.7      9.7   10.8
               Policy loans.................    9.0      9.3    9.7
               Invested cash................     --       --    0.7
               Other investments............    0.8      0.6    0.1
                                             ------   ------ ------
               Investment revenue...........  140.7    138.8  136.5
               Investment expense...........    2.0      2.1    1.6
                                             ------   ------ ------
               Net investment income........ $138.7   $136.7 $134.9
                                             ======   ====== ======

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                Year Ended December 31
                                                 2004   2003    2002
                                                -----  ------  ------
                                                    (in millions)
                                                ---------------------
          Fixed maturity securities
           available-for-sale
            Gross gain......................... $ 3.0  $ 24.3  $  4.1
            Gross loss.........................  (5.6)  (12.2)  (21.6)
          Other investments....................   0.1     0.5    (0.4)
          Associated restoration (amortization)
           of deferred acquisition costs and
           provision for policyholder
           commitments.........................  (1.8)   (5.0)    6.7
          Investment expenses..................  (0.3)   (0.3)   (0.3)
                                                -----  ------  ------
          Total realized gain (loss) on
           investments.........................  (4.6)    7.3   (11.5)
          Gain (loss) on derivative instruments
           net of associated (amortization)
           restoration of deferred acquisition
           costs...............................    --    (0.2)    0.2
                                                -----  ------  ------
          Total realized gain (loss) on
           investments and derivative
           instruments......................... $(4.6) $  7.1  $(11.3)
                                                =====  ======  ======

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                              Year Ended December 31
                                               2004    2003   2002
                                               -----   ----   -----
                                                (in millions)
                                              ----------------------
                Fixed maturity securities
                 available-for-sale.......... $ 4.5    $7.8   $11.2
                Mortgage loans on real estate  (0.1)    0.2     0.1
                                               -----    ----  -----
                Total........................ $ 4.4    $8.0   $11.3
                                               =====    ====  =====

Lincoln Life & Annuity Company of New York

The change in net unrealized gains (losses) on investments in fixed maturity securities available-for-sale is as follows:

                                            Year Ended December 31
                                             2004    2003   2002
                                             -----   ----   -----
                                              (in millions)
                                            ----------------------
                  Fixed maturity securities $(4.6)   $8.2   $87.0
                  Equity securities........   0.2     0.1      --
                                             -----    ----  -----
                  Total.................... $(4.4)   $8.3   $87.0
                                             =====    ====  =====

For total traded and private securities held by the Company at December 31, 2004 and 2003 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                                        %               %
                                          %    Amor-  Amor-  Unreal- Unreal-
                                 Fair   Fair   tized  tized   ized    ized
                                 Value  Value  Cost   Cost    Loss    Loss
                                 ------ -----  ------ -----  ------- -------
                                                (in millions)
                                 ------------------------------------------
      2004
   (less or =)90 days........... $131.0  43.0% $132.0  42.4% $ (1.0)   15.4%
   90 days but
    (less or =)180 days.........   21.7   7.1%   22.1   7.1%   (0.4)    6.2%
   180 days but
    (less or =)270 days.........   49.2  16.2%   50.2  16.1%   (1.0)   15.4%
   270 days but
    (less or =)1 year...........   25.1   8.2%   25.7   8.3%   (0.6)    9.2%
   1 year or
    greater.....................   77.6  25.5%   81.1  26.1%   (3.5)   53.8%
                                 ------ -----  ------ -----  ------   -----
     Total...................... $304.6 100.0% $311.1 100.0% $ (6.5)  100.0%
                                 ====== =====  ====== =====  ======   =====
      2003
   (less or =)90 days........... $121.6  44.9% $122.9  43.8% $ (1.3)   12.6%
   90 days but (less or =)180
    days........................   72.5  26.8%   74.6  26.5%   (2.1)   20.4%
   180 days but
    (less or =)270 days.........   25.6   9.5%   26.9   9.6%   (1.3)   12.6%
   270 days but
    (less or =)1 year...........    2.5   0.9%    2.7   1.0%   (0.2)    2.0%
   1 year or
    greater.....................   48.4  17.9%   53.8  19.1%   (5.4)   52.4%
                                 ------ -----  ------ -----  ------   -----
     Total...................... $270.6 100.0% $280.9 100.0% $(10.3)  100.0%
                                 ====== =====  ====== =====  ======   =====

The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline,
2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 9--Fair Value of Financial Instruments to the Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans along with the related allowance for losses are as follows:

                                                       December 31
                                                       2004   2003
                                                      -----  -----
                                                      (in millions)
                                                      ------------
             Impaired loans with allowance for losses $ 1.0  $ 2.7
             Allowance for losses....................  (0.3)  (0.4)
                                                      -----  -----
             Net impaired loans...................... $ 0.7  $ 2.3
                                                      =====  =====

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                            Year Ended December 31
                                             2004     2003   2002
                                            -----    -----  -----
                                               (in millions)
                                            -------------------
               Balance at beginning-of-year $ 0.4    $ 0.2  $ 0.1
               Provisions for losses.......    --      0.3    0.2
               Releases due to principal
                paydowns...................  (0.1)    (0.1)  (0.1)
                                            -----    -----  -----
               Balance at end-of-year...... $ 0.3    $ 0.4  $ 0.2
                                            =====    =====  =====

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                Year Ended December 31
                                                2004    2003    2002
                                                ----    ----    ----
                                                (in millions)
                                                ----------------------
                 Average recorded investment in
                  impaired loans............... $1.3    $2.1    $2.1
                 Interest income recognized on
                  impaired loans...............  0.2     0.1     0.3

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2004 and 2003, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

Lincoln Life & Annuity Company of New York

The Company had restructured mortgage loans of $1.5 million at both December 31, 2004 and 2003. The Company recorded $0.1 million of interest income on these restructured mortgage loans in both 2004 and 2003. Interest income in the amount of $0.1 million would have been recorded in both 2004 and 2003 on these mortgage loans according to their original terms. As of December 31, 2004 and 2003, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2004 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $7.9 million. As of December 31, 2004 the Company had no standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $7.4 million and $6.6 million at December 31, 2004 and 2003, respectively.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
4. Federal Income Taxes


The Federal income tax expense (benefit) is as follows:

                                        Year Ended December 31
                                        2004     2003   2002
                                         -----  -----   -----
                                          (in millions)
                                        ----------------------
                      Current.......... $13.5   $(2.2)  $  --
                      Deferred.........   1.8    16.5    10.3
                                         -----  -----   -----
                      Total tax expense $15.3   $14.3   $10.3
                                         =====  =====   =====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                             Year Ended December 31
                                              2004     2003   2002
                                             -----    -----  -----
                                                (in millions)
                                             -------------------
               Tax rate times pre-tax income
                from continuing operations.. $15.8    $15.3  $10.6
               Effect of:
                 Tax-preferred investment
                  income....................  (0.4)      --   (0.2)
                 Other items................  (0.1)    (1.0)  (0.1)
                                             -----    -----  -----
               Provision for income taxes... $15.3    $14.3  $10.3
                                             =====    =====  =====
               Effective tax rate...........    34%      33%    34%

The Federal income tax liability is as follows:

                                                    December 31
                                                    2004   2003
                                                    -----  -----
                                                    (in millions)
                                                    -------------
                 Current........................... $ 9.2  $ 5.6
                 Deferred..........................  36.7   36.5
                                                    -----  -----
                 Total Federal income tax liability $45.9  $42.1
                                                    =====  =====

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     December 31
                                                     2004   2003
                                                    ------ ------
                                                    (in millions)
                                                    -------------
              Deferred tax assets:
                Insurance and investment contract
                 liabilities....................... $ 62.4 $ 55.0
                Net capital loss carryforwards.....     --    4.5
                Investment related.................    1.6    2.7
                Ceding commission asset............    2.8    3.3
                Compensation related...............    0.5    0.5
                Other..............................     --    0.1
                                                    ------ ------
              Total deferred tax assets               67.3   66.1
                                                    ------ ------
              Deferred tax liabilities:
                Deferred acquisition costs.........   19.2    7.8
                Net unrealized gain on securities
                 available-for-sale................   37.4   38.9
                Present value of business in-force.   45.7   50.5
                Other..............................    1.7    5.4
                                                    ------ ------
              Total deferred tax liabilities.......  104.0  102.6
                                                    ------ ------
              Net deferred tax liability........... $ 36.7 $ 36.5
                                                    ====== ======

In 2002, the Company was able to file as part of a consolidated Federal income tax filing with its common parent, LNC. Prior to 2002, tax laws required the Company to file its tax return on a stand alone basis. Net cash paid to LNC for Federal income taxes in 2004 was $9.7 million. Net cash received for Federal income taxes in 2003 was $5.8 million due to the carry forward of pre-consolidation tax losses and carry back of 2002 tax losses. In 2002, the Company received a $1.3 million refund from the Internal Revenue Service ("IRS") for its 2001 tax return.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2004 and 2003, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2004 and 2003.

The LNC consolidated return group is subject to annual tax examinations from the IRS. The audits from tax years through 1995 have been completed and these years are closed. The IRS has examined tax years 1996, 1997 and 1998, with assessments resulting in a payment that was not material to the consolidated results of operations. LNC believes a portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. LNC and its affiliates are currently under audit by the IRS for years 1999-2002. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
5. Supplemental Financial Data

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                           Year Ended December 31
                                            2004    2003    2002
                                           ------  ------  ------
                                                (in millions)
                                           ----------------------
              Insurance assumed........... $   --  $   --  $   --
              Insurance ceded.............  (38.2)  (32.2)  (28.0)
                                           ------  ------  ------
              Net reinsurance premiums and
               fees....................... $(38.2) $(32.2) $(28.0)
                                           ======  ======  ======

The income statement caption, "Benefits," is net of reinsurance recoveries of $57.4 million; $25.0 million and $21.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

A reconciliation of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                                     Year Ended December 31
                                                      2004        2003
                                                       ------      -----
                                                     (in millions)
                                                     ---------------------
            Balance at beginning-of-year............ $ 55.7      $42.9
            Deferral................................   40.9       34.4
            Amortization............................  (14.7)      (9.6)
            Adjustment related to realized losses
             on securities available-for-sale.......   (1.9)      (4.5)
            Adjustment related to unrealized
             (gains) losses on securities available-
             for-sale...............................    1.9       (7.5)
            Cumulative effect of accounting
             change.................................    0.1         --
                                                       ------      -----
            Balance at end-of-year.................. $ 82.0      $55.7
                                                       ======      =====

Realized losses on investments and derivative instruments on the Statements of Income for the years ended December 31, 2004, 2003 and 2002 are net of amounts restored (amortized) against deferred acquisition costs of $(1.9) million, $(4.5) million and $6.3 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves, which were not material for the year ended December 31, 2004, and were $(0.5) million and $0.4 million in 2003 and 2002, respectively. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              Year Ended December 31
                                               2004    2003    2002
                                              ------  ------  ------
                                                   (in millions)
                                              ----------------------
          Commissions........................ $ 23.0  $ 21.4  $ 18.4
          Other volume related expenses......   24.0    20.9     6.9
          Operating and administrative
           expenses..........................   13.2    22.1    29.2
          Deferred acquisition costs net of
           amortization......................  (26.2)  (24.8)  (23.1)
          Restructuring charges..............    0.4     0.5      --
          Other intangibles amortization, net
           of unlocking......................   13.6    12.0    13.0
          Taxes, licenses and fees...........    4.1     5.5     3.8
                                              ------  ------  ------
          Total.............................. $ 52.1  $ 57.6  $ 48.2
                                              ======  ======  ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                                            2004   2003
                                           ------ ------
                                           (in millions)
                                           -------------
                        Life Insurance.... $ 92.8 $ 92.8
                        Lincoln Retirement   16.7   16.7
                                           ------ ------
                            Total......... $109.5 $109.5
                                           ====== ======

For intangible assets subject to amortization, the total gross carrying amount and accumulated amortization in total and for each major intangible asset class by segment are as follows:

                                          As of             As of
                                     December 31, 2004 December 31, 2003
                                     ----------------  ----------------
                                               Accumu-           Accumu-
                                      Gross     lated   Gross     lated
                                     Carrying  Amorti- Carrying  Amorti-
                                      Amount   zation   Amount   zation
                                     --------  ------- --------  -------
                                               (in millions)
                                     ---------------------------------
         Amortized Intangible
          Assets:
           Present value of in-force
             Lincoln Retirement.....  $ 48.1    $20.9   $ 48.1    $17.8
             Life Insurance.........   167.3     63.8    167.3     53.3
                                      ------    -----   ------    -----
         Total......................  $215.4    $84.7   $215.4    $71.1
                                      ======    =====   ======    =====

Lincoln Life & Annuity Company of New York

Future estimated amortization of present value of in-force is as follows (in millions):

                     2005-$11.8 2006-$ 9.3      2007-$11.9
                     2008- 12.0 2009- 12.2 Thereafter-73.5

A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:

                                                  December 31
                                             2004    2003    2002
                                            ------  ------  ------
                                                 (in millions)
                                            ----------------------
            Balance at beginning of year... $144.3  $156.3  $169.3
            Interest accrued on unamortized
             balance (Interest rates range
             from 5% to 7%)................    4.4     5.4     5.9
            Amortization...................  (18.0)  (17.4)  (18.9)
                                            ------  ------  ------
                Balance at end-of-year      $130.7  $144.3  $156.3
                                            ======  ======  ======

Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

                                                      December 31
                                                     2004     2003
                                                   -------- --------
                                                     (in millions)
                                                   -----------------
           Premium deposit funds.................. $1,018.7 $  988.6
           Undistributed earnings on participating
            business..............................     10.0     10.8
           Other..................................     46.1     43.2
                                                   -------- --------
               Total.............................. $1,074.8 $1,042.6
                                                   ======== ========

The balance sheet caption "Property and Equipment," includes an allowance for depreciation of $0.1 million and $0.3 million at December 31, 2004 and 2003, respectively.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
6. Insurance Benefit Reserves


The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB features and a GMWB feature. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2004 and 2003. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                   December 31
                                                  2004       2003
                                                  ------     ------
                                                 In the Event of Death
                                                 --------------------
                                                  (in millions)
                                                 --------------------
                Return of net deposit
                  Account value................. $809.0     $659.7
                  Net amount at risk............    0.8        1.9
                  Average attained age of
                   contractholders..............     48         47
                Return of net deposits plus a
                 minimum return
                  Account value................. $  0.2     $  0.3
                  Net amount at risk............    0.1        0.1
                  Average attained age of
                   contractholders..............     74         73
                  Guaranteed minimum return.....      5%         5%
                Highest specified anniversary
                 account value minus withdrawals
                 post anniversary
                  Account value................. $453.9     $307.7
                  Net amount at risk............    5.0        8.3
                  Average attained age of
                   contractholders..............     63         62

Approximately $154.0 million and $17.1 million of separate account values at December 31, 2004 and 2003, respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under FAS 133 resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                        December 31
                                                       2004    2003
                                                      ------  ------
                                                       (in millions)
                                                      --------------
           Asset Type
             Domestic equity......................... $332.1  $164.4
             International equity....................   44.4    17.6
             Bonds...................................   91.4    52.2
                                                      ------  ------
               Total.................................  467.9   234.2
             Money market............................   62.6    36.8
                                                      ------  ------
               Total................................. $530.5  $271.0
                                                      ======  ======
           Percent of total variable annuity separate
            account values...........................   51.7%   41.3%
                                                      ======  ======

The following summarizes the liabilities for GMDB guarantees on variable contracts reflected in the general account:

                                                            GMDB
                                                         2004   2003
                                                        -----  -----
                                                        (in millions)
                                                        ------------
          Balance at January 1......................... $ 0.3  $ 0.6
            Cumulative effect of implementation of SOP
             03-1......................................  (0.3)    --
            Changes in reserves........................   0.3   (0.1)
            Benefits paid..............................  (0.2)  (0.2)
                                                        -----  -----
          Balance at December 31....................... $ 0.1  $ 0.3
                                                        =====  =====

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
7. Benefit Plans


Pension and Other Post-retirement Benefit Plans

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. The amendment to the employees' pension plan resulted in a $0.4 million pre-tax negative unrecognized prior service cost in 2001 that will be evenly recognized over future periods. The plan is funded by contributions to a tax-exempt trust. The Company's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company defined pension benefits based on years of service and final monthly salary upon death or retirement.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was changed such that employees and agents not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. This amendment to the plan resulted in the immediate recognition at the end of 2003 of a one-time curtailment gain of less than $0.1 million pre tax. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was changed to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

The Company uses a December 31 measurement date for its pension and post-retirement plans.

Plan Cash Flows.

The Company does not expect to contribute to LNC's defined benefit pension plans in 2005. In addition, the Company's funding requirements for its unfunded not-qualified defined benefit pension plan and post-retirement benefit plan in 2005 thru 2014 are not expected to be material.

401(k) and Profit Sharing Plans.
LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company). The Company's contribution to the 401(k) plans is equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. The Company's expense for the 401 (k) plan amounted to $0.2 million in 2004, 2003 and 2002.

Deferred Compensation Plans.
LNC sponsors contributory deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, the Company agrees to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in an LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $0.1 million in 2004, 2003 and 2002.

The Company's total liabilities associated with these plans were $0.5 million and $0.6 million at December 31, 2004 and 2003, respectively.

Stock-Based Incentive Compensation Plans.
LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, and restricted stock awards. Prior to 2003, these plans were comprised primarily of stock option incentive plans.

Effective January 1, 2003, LNC's stock-based employee compensation plan was revised to provide for performance vesting, and to provide for awards that may be paid out in a combination of stock options, performance shares of LNC stock and cash. This plan replaced the LNC stock option plan. The Company awarded 1,650 and 2,795 performance share units in 2004 and 2003, respectively, that could result in the issuance of LNC shares. As of December 31, 2004, all awarded

Lincoln Life & Annuity Company of New York performance share units were outstanding. The performance measures that must be met for vesting to occur are established at the beginning of each three-year performance period. Certain participants in the plan will select from seven different combinations of stock options, performance shares and or cash in determining the form of their award. Other participants will have their award paid in performance shares.

Total compensation expense for the Company's incentive plans involving performance vesting was less than $0.1 million for 2004 and 2003. All expense calculations for performance shares that were granted in 2004 and 2003 have been based upon the fair value at date of grant and an estimate of performance achievement over the three-year performance measurement periods. The estimated cost for each award cycle is expensed over the performance period. As the three-year performance periods progress, LNC refines its estimate of the expense associated with these awards so that by the end of the three-year performance period, LNC's cumulative expense will reflect the actual level of awards that vest.

Stock options awarded under the stock option incentive plans in effect prior to 2003 were granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire 10 years from the date of grant. Such options are transferable only upon death. Options become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%. The reload feature is not available for options granted after 2002.

Effective January 1, 2003, LNC adopted the fair value recognition method of accounting for its stock option incentive plans under FAS 123, which is considered the preferable accounting method for stock based compensation. Previously, LNC accounted for its stock option incentive plans using the intrinsic value method of accounting under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For more information, see
Note 2 in the Notes to Financial Statements.

The compensation expense resulting from incentive plans involving stock options granted to the Company employees was not material.



--------------------------------------------------------------------------------
8. Restrictions, Commitments and Contingencies


Statutory Information and Restrictions

Net income as determined in accordance with statutory accounting practices for the Company was $20.8 million, $16.9 million and $16.6 million for 2004, 2003 and 2002, respectively.

Shareholder's equity as determined in accordance with statutory accounting practices for the Company was $266.8 million and $251.0 million for December 31, 2004 and 2003, respectively.

The Company acquired a block of individual life insurance and annuity business from CIGNA Corporation in January 1998 and a block of individual life insurance from Aetna, Inc. in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related statutory ceding commission flows through the statement of operations as an expense resulting in a reduction of statutory earned surplus.

The Company is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by State of New York life insurance companies without 30 day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2004, 2003 or 2002.

Marketing and Compliance Issues

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, NASD, and the New York Attorney General. The Company is in the process of responding to these inquiries and continues to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the financial position of the Company.

Insurance Ceded and Assumed

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2004, the Company's maximum retention was $0.5 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the

Lincoln Life & Annuity Company of New York company's exposure to interest rate risks. At December 31, 2004, the reserves associated with these reinsurance arrangements totaled $15.2 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Vulnerability from Concentrations

At December 31, 2004, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2004, 25.7% of such mortgages, or $43.5 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $3.9 million. Also at December 31, 2004, the Company did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the State of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the State of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

Other Contingency Matters

The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

Accounting for Derivative Instruments and Hedging Activities

As of December 31, 2004 and 2003, the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 3 for additional information.

--------------------------------------------------------------------------------
9. Fair Value of Financial Instruments


The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

Fixed Maturity and Equity Securities -- Available-for-Sale.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.
Mortgage Loans on Real Estate.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

Policy Loans.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

Lincoln Life & Annuity Company of New York

Derivative Instruments.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

Other Investments, Cash and Invested Cash.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

Investment Type Insurance Contracts.

The balance sheet captions, "Insurance Policy and Claim Reserves" and "Contractholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions "Insurance Policy and Claim Reserves" and "Contractholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Investment Commitments.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) and mortgage loans on real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts.

Assets held in separate accounts are reported in the accompanying balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               Carrying Value Fair Value Carrying Value Fair Value
                                                               -------------- ---------- -------------- ----------
                                                                                   December 31
                                                               --------------------------------------------------
                                                                    2004         2004         2003         2003
                                                               -------------- ---------- -------------- ----------
                                                                                  (in millions)
                                                               --------------------------------------------------
Assets (liabilities):
  Fixed maturities securities.................................    $2,065.1    $ 2,065.1     $2,020.0     $2,020.0
  Equity securities...........................................         2.8          2.8          2.6          2.6
  Mortgage loans on real estate...............................       168.8        179.2        145.8        155.8
  Policy loans................................................       158.0        167.9        161.6        174.5
  Other investments...........................................         2.0          2.0          0.3          0.3
  Cash and invested cash......................................        49.8         49.8         36.4         36.4
Investment type insurance contracts:
  Deposit contracts and certain guaranteed interest contracts.      (990.2)    (1,008.0)      (954.4)      (978.8)
  Remaining guaranteed interest and similar contracts.........        (0.2)        (0.2)        (0.2)        (0.2)
Investment commitments........................................          --          0.1           --         (0.1)
Derivative instruments*.......................................         0.3          0.3         (0.3)        (0.3)

--------
*Total derivative instruments for 2004 and 2003 represent reinsurance related embedded derivatives.

As of December 31, 2004 and 2003, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $27.7 million and $33.2 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
10. Segment Information


The Company has two business segments: Lincoln Retirement and Life Insurance.

The Lincoln Retirement segment, headquartered in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, Lincoln Retirement provides an array of annuity products to individuals and employer-sponsored groups in the State of New York. Lincoln Retirement distributes some of its products through LNC's wholesaling unit, Lincoln Financial Distributors ("LFD"), as well as LNC's retail unit, Lincoln Financial Advisors ("LFA"). In addition, group fixed and variable annuity products and the Alliance program are distributed to the employer-sponsored retirement market through Lincoln Retirement's Fringe Benefit Division dedicated sales force.

The Life Insurance segment, headquartered in Hartford, Connecticut, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products in the State of New York. The Life Insurance segment offers, universal life, variable universal life, interest-sensitive whole life, term life and corporate owned life insurance. The segment also offers linked-benefit life (a universal life product with a long-term care benefit). A majority of the Life Insurance segment's products are distributed through LFD and LFA. In the third quarter 2002, the Life Insurance segment entered into a marketing agreement to distribute life insurance products through the M Financial Group, a well-respected and successful nationwide organization of independent firms serving the needs of affluent individuals and corporations.

The Company reports operations not directly related to the business segments, unallocated corporate items (i.e., unallocated overhead expenses), LFA and LFD in "Other Operations".

Financial data by segment for 2002 through 2004 is as follows:

                                            Year Ended December 31
                                             2004    2003    2002
                                            ------  ------  ------
                                                 (in millions)
                                            ----------------------
            Revenue:
              Lincoln Retirement........... $ 77.2  $ 74.1  $ 72.9
              Life Insurance...............  142.4   141.6   135.0
                                            ------  ------  ------
                Segment Operating
                 Revenue...................  219.6   215.7   207.9
              Other Operations.............   12.7     7.1     9.3
              Consolidating
               adjustments.................  (12.1)   (6.9)   (8.8)
              Net realized investment
               results/(1)/................   (4.6)    7.1   (11.3)
                                            ------  ------  ------
                Total......................  215.6   223.0   197.1
                                            ------  ------  ------
            Net Income:
              Lincoln Retirement...........    7.7     3.7     4.8
              Life Insurance...............   22.3    22.2    22.3
                                            ------  ------  ------
                Segment Income from
                 Operations................   30.0    25.9    27.1
              Other Operations.............    3.2    (0.7)    0.3
              Other Items/(2)/.............   (0.3)   (0.3)     --
              Net realized investment
               results/(3)/................   (3.0)    4.6    (7.3)
                                            ------  ------  ------
                Income before cumulative
                 effect of accounting
                 change....................   29.9    29.5    20.1
              Cumulative effect of
               accounting change...........    0.1    (0.2)     --
                                            ------  ------  ------
            Net Income..................... $ 30.0  $ 29.3  $ 20.1
                                            ======  ======  ======

                                             December 31
                                            2004      2003
                                          --------- --------
                                            (in millions)
                                          ------------------
                    Assets:
                      Lincoln Retirement.  $2,034.9 $1,705.3
                      Life Insurance.....   1,628.8  1,556.4
                      Other Operations...      71.8     68.0
                                          --------- --------
                    Total................ $ 3,735.5 $3,329.7
                                          ========= ========

--------
/(1)/Includes realized gains (losses) on investments of $(4.6) million, $7.3 million and $(11.5) million for 2004, 2003 and 2002, respectively; realized gains (losses) on derivative instruments of $(0.2) million and $0.2 million for 2003 and 2002, respectively.
/(2)/Includes restructuring charges.
/(3)/Includes realized gains (losses) on investments of $(3.0) million, $4.7 million and $(7.4) million for 2004, 2003 and 2002, respectively; realized gains (losses) on derivative instruments of $(0.1) million and $0.1 million for 2003 and 2002, respectively.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
11. Shareholder's Equity


All of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company are owned by LNL.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                     December 31
                                                   2004      2003
                                                 --------  --------
                                                    (in millions)
                                                 ------------------
           Fair value of securities
            available-for-sale.................. $2,067.9  $2,022.6
           Cost of securities available-for-sale  1,961.2   1,911.4
                                                 --------  --------
           Unrealized gain......................    106.7     111.2
           Adjustments to deferred acquisition
            costs...............................    (42.4)    (44.4)
           Amounts required to satisfy
            policyholder commitments............     (4.2)     (3.6)
           Deferred income taxes................    (22.5)    (23.4)
                                                 --------  --------
           Net unrealized gain on securities
            available-for-sale.................. $   37.6  $   39.8
                                                 ========  ========

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                Year Ended December 31
                                                 2004   2003    2002
                                                -----   -----  -----
                                                   (in millions)
                                                ---------------------
             Unrealized gains on securities
              available-for-sale arising during
              the year......................... $ 0.8   $20.1  $47.7
             Less:
               Reclassification adjustment for
                gains (losses) included in net
                income/(1)/....................   2.1    19.5   (6.1)
               Federal income tax expense on
                reclassification...............   0.9     0.6   20.0
                                                -----   -----  -----
             Net change in unrealized gain
              (loss) on securities
              available-for-sale, net of
              reclassifications and Federal
              income tax expense............... $(2.2)  $  --  $33.8
                                                =====   =====  =====

--------
/(1)/The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.
--------------------------------------------------------------------------------
12. Restructuring Charges

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses on the Statements of Income in the years incurred.

2003 Restructuring Plan.
In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. The realigned organization has significantly reduced operating expenses while positioning LNL for future growth. In August 2003, LNL announced additional realignment activities, which impact all of LNL's domestic operations.
The total Life Insurance and Retirement restructuring cost to the Company was $0.4 million and $0.3 million for 2004 and

2003, respectively. Additional amounts expended that do not qualify as restructuring charges were $0.7 million for 2004.

2001 Restructuring Plan.
During the first quarter of 2001, the Company recorded a restructuring charge in its Lincoln Retirement segment of $0.7 million ($1.0 million pre-tax). The objective of this restructuring plan is to consolidate the Syracuse, New York operations of the Company into the Lincoln Retirement segment operations in Fort Wayne, Indiana and Portland, Maine, in order to reduce ongoing operating costs and eliminate redundant facilities. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the plan: (1) severance and termination benefits of $0.8 million related to the elimination of 30 positions and (2) other costs of $0.2 million related primarily to lease payments on abandoned office space. This plan was completed in the first quarter of 2002. Actual pre-tax costs totaling $1.3 million were expended or written-off and 30 positions were eliminated under this plan. The $0.3 million expended in excess of the restructuring charge was expensed as incurred.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
13. Transactions with Affiliates



The Company's products are primarily distributed through affiliated organizations, LFA and LFD. Revenue is paid to these organizations based on business produced by them, and was $12.9 million, $8.0 million and $8.8 million in 2004, 2003, and 2002, respectively.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees paid of $2.4 million, $2.6 million and $2.0 million to DMH for investment management services in 2004, 2003 and 2002, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC. This resulted in net payments of $24.8 million, $16.8 million and $13.5 million in 2004, 2003 and 2002, respectively. The Company's related accounts payable to affiliates was $22.8 million and $32.9 million as of December 31, 2004 and 2003, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $6.9 million, $5.6 million and $4.9 million for premiums paid on these contracts in 2004, 2003, and 2002, respectively. The captions insurance policy and claim reserves and contractholder funds have been reduced by $7.5 million and $4.9 million related to reserve credits taken on these contracts as of December 31, 2004 and 2003, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of The Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2004 and 2003, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln Life & Annuity Company of New York at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts. Also, as discussed in Note 2 to the financial statements, in 2003 the Company changed its method of accounting for stock compensation costs, certain reinsurance arrangements and costs associated with exit or disposal activities.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 31, 2005

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statement of assets and liabilities

September 30, 2005 (unaudited)


                                                                             Mortality &
                                                                             Expense Guarantee
                                                                             Charges Payable to
                                                                             Lincoln Life &
                                                                             Annuity Company
Subaccount                                          Investments Total Assets of New York        Net Assets
----------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                      $560,441     $560,441          $12          $560,429
AIM V.I. International Growth                          74,360       74,360            2            74,358
AIM V.I. Premier Equity                               448,903      448,903           10           448,893
ABVPSF Global Technology Class A                      107,739      107,739            2           107,737
ABVPSF Growth and Income Class A                      139,067      139,067            3           139,064
ABVPSF Small/Mid Cap Value Class A                     47,732       47,732            1            47,731
American Century VP Inflation Protection               23,135       23,135           --            23,135
American Funds Global Growth Class 2                      799          799           --               799
American Funds Global Small Capitalization Class 2     34,465       34,465            1            34,464
American Funds Growth Class 2                         596,937      596,937           13           596,924
American Funds Growth-Income Class 2                  271,002      271,002            6           270,996
American Funds International Class 2                  117,665      117,665            3           117,662
Baron Capital Asset                                   212,523      212,523            5           212,518
Delaware VIPT Diversified Income                       21,682       21,682           --            21,682
Delaware VIPT Emerging Markets                        137,429      137,429            3           137,426
Delaware VIPT High Yield                              121,266      121,266            3           121,263
Delaware VIPT REIT                                    264,164      264,164            6           264,158
Delaware VIPT Small Cap Value                         592,606      592,606           13           592,593
Delaware VIPT Trend                                   181,116      181,116            4           181,112
Delaware VIPT U.S. Growth                              55,007       55,007            1            55,006
Delaware VIPT Value                                    22,294       22,294           --            22,294
Fidelity VIP Contrafund Service Class                 348,547      348,547            8           348,539
Fidelity VIP Equity-Income Service Class              103,076      103,076            2           103,074
Fidelity VIP Growth Service Class                      12,846       12,846           --            12,846
Fidelity VIP Growth Opportunities Service Class        38,309       38,309            1            38,308
Fidelity VIP High Income Service Class                145,420      145,420            3           145,417
Fidelity VIP Overseas Service Class                   105,591      105,591            2           105,589
FTVIPT Franklin Small-Mid Cap Growth Securities        12,715       12,715           --            12,715
FTVIPT Templeton Foreign Securities Class 2           111,145      111,145            2           111,143
FTVIPT Templeton Growth Securities                      7,285        7,285           --             7,285
FTVIPT Templeton Growth Securities Class 2             15,736       15,736           --            15,736
Janus Aspen Series Balanced                           223,253      223,253            5           223,248
Janus Aspen Series Balanced Service Shares            100,547      100,547            2           100,545
Janus Aspen Series Global Technology Service Shares    11,123       11,123           --            11,123
Janus Aspen Series Mid Cap Growth Service Shares       38,952       38,952            1            38,951
Janus Aspen Series Worldwide Growth                   224,521      224,521            5           224,516
Janus Aspen Series Worldwide Growth Service Shares      2,481        2,481           --             2,481
Lincoln VIPT Bond                                     818,036      818,036           18           818,018
Lincoln VIPT Capital Appreciation                      78,435       78,435            2            78,433
Lincoln VIPT Equity-Income                             12,336       12,336           --            12,336
Lincoln VIPT Global Asset Allocation                   16,482       16,482           --            16,482
Lincoln VIPT International                            157,337      157,337            3           157,334
Lincoln VIPT Money Market                             241,226      241,226            5           241,221
Lincoln VIPT Social Awareness                          10,088       10,088           --            10,088
MFS VIT Emerging Growth                               136,822      136,822            3           136,819
MFS VIT Total Return                                  266,571      266,571            6           266,565
MFS VIT Utilities                                     171,555      171,555            4           171,551
NB AMT Mid-Cap Growth                                 577,407      577,407           13           577,394
NB AMT Partners                                        74,162       74,162            2            74,160
NB AMT Regency                                         17,260       17,260           --            17,260
Putnam VT Growth & Income Class IB                     14,944       14,944           --            14,944
Putnam VT Health Sciences Class IB                      2,616        2,616           --             2,616
Scudder VIT Equity 500 Index                          417,397      417,397            9           417,388
Scudder VIT Small Cap Index                           126,743      126,743            3           126,740


See accompanying notes (unaudited).

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statement of operations

Nine Months Ended September 30, 2005 (unaudited)


                                                    Dividends  Mortality
                                                    from       and Expense Net           Net Realized
                                                    Investment Guarantee   Investment    Gain (Loss) on
Subaccount                                          Income     Charges     Income (Loss) Investments
-------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                      $    --     $(3,191)     $(3,191)      $  (631)
AIM V.I. International Growth                             --        (405)        (405)          811
AIM V.I. Premier Equity                                   --      (2,647)      (2,647)       (1,649)
ABVPSF Global Technology Class A                          --        (621)        (621)           64
ABVPSF Growth and Income Class A                       2,042        (831)       1,211           632
ABVPSF Large Cap Growth Class A                           --          (4)          (4)           43
ABVPSF Small/Mid Cap Value Class A                       345        (277)          68           520
American Century VP Inflation Protection                 479         (70)         409          (103)
American Funds Global Growth Class 2                       5          (3)           2            11
American Funds Global Small Capitalization Class 2       315        (187)         128           683
American Funds Growth Class 2                          1,374      (3,171)      (1,797)       15,135
American Funds Growth-Income Class 2                     755      (1,656)        (901)        9,071
American Funds International Class 2                     229        (611)        (382)        1,692
Baron Capital Asset                                       --      (1,301)      (1,301)        2,327
Delaware VIPT Diversified Income                          36         (62)         (26)           12
Delaware VIPT Emerging Markets                           228        (481)        (253)       10,121
Delaware VIPT High Yield                               6,759        (630)       6,129           345
Delaware VIPT REIT                                     3,462      (1,158)       2,304         8,683
Delaware VIPT Small Cap Value                          1,978      (3,193)      (1,215)        4,625
Delaware VIPT Trend                                       --      (1,026)      (1,026)        4,330
Delaware VIPT U.S. Growth                                320        (296)          24           694
Delaware VIPT Value                                      371        (128)         243            51
Fidelity VIP Contrafund Service Class                    438      (1,600)      (1,162)        2,898
Fidelity VIP Equity-Income Service Class               1,611        (618)         993           421
Fidelity VIP Growth Service Class                         50         (77)         (27)           58
Fidelity VIP Growth Opportunities Service Class          285        (221)          64           139
Fidelity VIP High Income Service Class                10,966        (868)      10,098           201
Fidelity VIP Overseas Service Class                      562        (584)         (22)          551
FTVIPT Franklin Small-Mid Cap Growth Securities           --         (60)         (60)          219
FTVIPT Templeton Foreign Securities Class 2            1,217        (637)         580           930
FTVIPT Templeton Growth Securities                        91         (44)          47           321
FTVIPT Templeton Growth Securities Class 2               172         (92)          80           178
Janus Aspen Series Balanced                            2,648      (1,230)       1,418         1,272
Janus Aspen Series Balanced Service Shares             1,048        (558)         490           666
Janus Aspen Series Global Technology Service Shares       --         (63)         (63)          (65)
Janus Aspen Series Mid Cap Growth Service Shares          --        (208)        (208)        1,092
Janus Aspen Series Worldwide Growth                    1,795      (1,278)         517        (5,419)
Janus Aspen Series Worldwide Growth Service Shares        23         (19)           4            30
Lincoln VIPT Aggressive Growth                            --          (5)          (5)          146
Lincoln VIPT Bond                                      3,728      (4,763)      (1,035)        2,237
Lincoln VIPT Capital Appreciation                         --        (416)        (416)         (314)
Lincoln VIPT Equity-Income                                --         (86)         (86)          770
Lincoln VIPT Global Asset Allocation                      55         (92)         (37)           54
Lincoln VIPT International                               462        (876)        (414)        1,828
Lincoln VIPT Money Market                              4,768      (1,514)       3,254            --
Lincoln VIPT Social Awareness                             --         (54)         (54)           54
MFS VIT Capital Opportunities                              6          (4)           2            62
MFS VIT Emerging Growth                                   --        (731)        (731)         (992)
MFS VIT Total Return                                   5,430      (1,577)       3,853         3,116
MFS VIT Utilities                                        770        (743)          27         4,225
NB AMT Mid-Cap Growth                                     --      (3,290)      (3,290)       10,701
NB AMT Partners                                           --        (240)        (240)        7,355
NB AMT Regency                                            --         (89)         (89)          346
Putnam VT Growth & Income Class IB                       240         (92)         148           165
Putnam VT Health Sciences Class IB                         2         (19)         (17)          130
Scudder VIT EAFE Equity Index                          1,902        (290)       1,612         6,767
Scudder VIT Equity 500 Index                           7,226      (2,761)       4,465         4,110
Scudder VIT Small Cap Index                              953        (900)          53         9,374

See accompanying notes (unaudited).

                                        Net change in   Net Increase
          Dividends from Total Net      Unrealized      (Decrease) in
          Net Realized   Realized       Appreciation or Net Assets
          Gain on        Gain (Loss)    Depreciation on Resulting from
          Investments    on Investments Investments     Operations
          ------------------------------------------------------------
             $    --        $  (631)       $ 23,872        $20,050
                  --            811           6,807          7,213
                  --         (1,649)         14,427         10,131
                  --             64            (819)        (1,376)
                  --            632             (13)         1,830
                  --             43             (10)            29
               2,085          2,605            (745)         1,928
                   7            (96)           (162)           151
                  --             11              45             58
                  --            683           4,339          5,150
                  --         15,135          35,971         49,309
               1,059         10,130          (4,008)         5,221
                  --          1,692          10,856         12,166
                  --          2,327          (4,500)        (3,474)
                  18             30             (59)           (55)
                 804         10,925           8,877         19,549
                  --            345          (3,568)         2,906
              10,492         19,175          (8,403)        13,076
              37,575         42,200          (4,460)        36,525
                  --          4,330          (5,956)        (2,652)
                  --            694           4,048          4,766
                  --             51             843          1,137
                  40          2,938          33,394         35,170
               3,725          4,146          (3,101)         2,038
                  --             58             227            258
                  --            139             971          1,174
                  --            201          (9,252)         1,047
                 506          1,057           7,576          8,611
                  --            219             392            551
                  --            930           5,784          7,294
                  --            321              96            464
                  --            178             658            916
                  --          1,272           4,568          7,258
                  --            666           1,915          3,071
                  --            (65)            654            526
                  --          1,092           1,828          2,712
                  --         (5,419)          8,321          3,419
                  --             30              --             34
                  --            146            (115)            26
               8,161         10,398           1,044         10,407
                  --           (314)          2,157          1,427
                 468          1,238          (1,188)           (36)
                 445            499              95            557
                  --          1,828          11,928         13,342
                  --             --              --          3,254
                  --             54             798            798
                  --             62             (69)            (5)
                  --           (992)          7,126          5,403
              10,646         13,762         (13,864)         3,751
                  --          4,225          17,719         21,971
                  --         10,701          43,914         51,325
                  --          7,355          (1,661)         5,454
                  --            346           1,375          1,632
                  --            165              71            384
                  --            130             185            298
                  --          6,767          (9,955)        (1,576)
                  --          4,110            (248)         8,327
               4,086         13,460         (10,265)         3,248

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Statement of changes in net assets

Nine Months Ended September 30, 2005 (unaudited)


                                                                                       AIM V.I.                     ABVPSF Global
                                                                         AIM V.I.      International AIM V.I.       Technology
                                                                         Growth        Growth        Premier Equity Class A
                                                                         Subaccount    Subaccount    Subaccount     Subaccount
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $539,272       $65,423       $446,632      $110,890
Changes From Operations:
.. Net investment income (loss)                                               (3,191)         (405)        (2,647)         (621)
.. Net realized gain (loss) on investments                                      (631)          811         (1,649)           64
.. Net change in unrealized appreciation or depreciation on investments       23,872         6,807         14,427          (819)
                                                                           --------       -------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  20,050         7,213         10,131        (1,376)
Changes From Unit Transactions:
.. Contract purchases                                                         43,981         6,225         28,319           130
.. Contract withdrawals                                                      (32,570)       (3,206)       (33,320)       (2,092)
.. Contract transfers                                                        (10,304)       (1,297)        (2,869)          185
                                                                           --------       -------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                 1,107         1,722         (7,870)       (1,777)
                                                                           --------       -------       --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      21,157         8,935          2,261        (3,153)
                                                                           --------       -------       --------      --------
NET ASSETS AT SEPTEMBER 30, 2005                                           $560,429       $74,358       $448,893      $107,737
                                                                           ========       =======       ========      ========


                                                                                       Delaware VIPT Delaware VIPT
                                                                         Baron Capital Diversified   Emerging       Delaware VIPT
                                                                         Asset         Income        Markets        High Yield
                                                                         Subaccount    Subaccount    Subaccount     Subaccount
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $217,678       $    --       $ 56,325      $ 92,051
Changes From Operations:
.. Net investment income (loss)                                               (1,301)          (26)          (253)        6,129
.. Net realized gain (loss) on investments                                     2,327            30         10,925           345
.. Net change in unrealized appreciation or depreciation on investments       (4,500)          (59)         8,877        (3,568)
                                                                           --------       -------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  (3,474)          (55)        19,549         2,906
Changes From Unit Transactions:
.. Contract purchases                                                             --         3,529         12,741        13,124
.. Contract withdrawals                                                       (6,038)       (1,018)       (10,262)       (9,974)
.. Contract transfers                                                          4,352        19,226         59,073        23,156
                                                                           --------       -------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (1,686)       21,737         61,552        26,306
                                                                           --------       -------       --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (5,160)       21,682         81,101        29,212
                                                                           --------       -------       --------      --------
NET ASSETS AT SEPTEMBER 30, 2005                                           $212,518       $21,682       $137,426      $121,263
                                                                           ========       =======       ========      ========

See accompanying notes (unaudited).

                                                                       American Funds
ABVPSF Growth ABVPSF Large ABVPSF Small/ American Century American     Global Small   American      American Funds American Funds
and Income    Cap Growth   Mid Cap Value VP Inflation     Funds Global Capitalization Funds Growth  Growth-Income  International
Class A       Class A      Class A       Protection       Growth Class Class 2        Class 2       Class 2        Class 2
Subaccount    Subaccount   Subaccount    Subaccount       2 Subaccount Subaccount     Subaccount    Subaccount     Subaccount
---------------------------------------------------------------------------------------------------------------------------------
  $138,922      $    718     $ 45,267        $ 1,537        $   323       $ 29,444      $ 541,078      $289,675       $ 94,859
     1,211            (4)          68            409              2            128         (1,797)         (901)          (382)
       632            43        2,605            (96)            11            683         15,135        10,130          1,692
       (13)          (10)        (745)          (162)            45          4,339         35,971        (4,008)        10,856
  --------      --------     --------        -------        -------       --------      ---------      --------       --------

     1,830            29        1,928            151             58          5,150         49,309         5,221         12,166
     1,315           282        3,312          6,361             --          1,604         44,631        29,488          4,755
    (3,187)       (1,029)      (3,064)        (1,354)          (157)        (2,615)      (107,592)      (30,034)        (4,020)
       184            --          288         16,440            575            881         69,498       (23,354)         9,902
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
    (1,688)         (747)         536         21,447            418           (130)         6,537       (23,900)        10,637
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
       142          (718)       2,464         21,598            476          5,020         55,846       (18,679)        22,803
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
  $139,064      $     --     $ 47,731        $23,135        $   799       $ 34,464      $ 596,924      $270,996       $117,662
  ========      ========     ========        =======        =======       ========      =========      ========       ========

                                                                                                                   Fidelity VIP
              Delaware                                                 Fidelity VIP   Fidelity VIP  Fidelity VIP   Growth
Delaware VIPT VIPT Small   Delaware      Delaware VIPT    Delaware     Contrafund     Equity-Income Growth Service Opportunities
REIT          Cap Value    VIPT Trend    U.S. Growth      VIPT Value   Service Class  Service Class Class          Service Class
Subaccount    Subaccount   Subaccount    Subaccount       Subaccount   Subaccount     Subaccount    Subaccount     Subaccount
---------------------------------------------------------------------------------------------------------------------------------
  $200,090      $522,493     $200,426        $46,613        $19,853       $210,671      $ 106,424      $ 12,506       $ 35,439
     2,304        (1,215)      (1,026)            24            243         (1,162)           993           (27)            64
    19,175        42,200        4,330            694             51          2,938          4,146            58            139
    (8,403)       (4,460)      (5,956)         4,048            843         33,394         (3,101)          227            971
  --------      --------     --------        -------        -------       --------      ---------      --------       --------

    13,076        36,525       (2,652)         4,766          1,137         35,170          2,038           258          1,174
    23,595        12,352       18,824          1,297          1,059         22,327            134         1,001          5,778
   (45,975)      (18,657)     (34,504)        (1,469)        (1,222)       (14,222)        (5,522)         (919)        (4,083)
    73,372        39,880         (982)         3,799          1,467         94,593             --            --             --
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
    50,992        33,575      (16,662)         3,627          1,304        102,698         (5,388)           82          1,695
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
    64,068        70,100      (19,314)         8,393          2,441        137,868         (3,350)          340          2,869
  --------      --------     --------        -------        -------       --------      ---------      --------       --------
  $264,158      $592,593     $181,112        $55,006        $22,294       $348,539      $ 103,074      $ 12,846       $ 38,308
  ========      ========     ========        =======        =======       ========      =========      ========       ========

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Nine Months Ended September 30, 2005 (unaudited)


                                                                         Fidelity VIP  Fidelity      FTVIPT Franklin
                                                                         High Income   VIP Overseas  Small-Mid Cap
                                                                         Service Class Service Class Growth Securities
                                                                         Subaccount    Subaccount    Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $147,419      $ 97,819         $ 6,897
Changes From Operations:
.. Net investment income (loss)                                               10,098           (22)            (60)
.. Net realized gain (loss) on investments                                       201         1,057             219
.. Net change in unrealized appreciation or depreciation on investments       (9,252)        7,576             392
                                                                           --------      --------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                   1,047         8,611             551
Changes From Unit Transactions:
.. Contract purchases                                                             --           675           4,752
.. Contract withdrawals                                                       (3,049)       (1,938)         (1,418)
.. Contract transfers                                                             --           422           1,933
                                                                           --------      --------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (3,049)         (841)          5,267
                                                                           --------      --------         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (2,002)        7,770           5,818
                                                                           --------      --------         -------
NET ASSETS AT SEPTEMBER 30, 2005                                           $145,417      $105,589         $12,715
                                                                           ========      ========         =======

                                                                                       Lincoln
                                                                         Lincoln       VIPT Capital  Lincoln VIPT
                                                                         VIPT Bond     Appreciation  Equity-Income
                                                                         Subaccount    Subaccount    Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $809,865      $ 67,313         $19,844
Changes From Operations:
.. Net investment income (loss)                                               (1,035)         (416)            (86)
.. Net realized gain (loss) on investments                                    10,398          (314)          1,238
.. Net change in unrealized appreciation or depreciation on investments        1,044         2,157          (1,188)
                                                                           --------      --------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  10,407         1,427             (36)
Changes From Unit Transactions:
.. Contract purchases                                                         84,335        11,083           1,996
.. Contract withdrawals                                                      (63,493)       (3,869)         (9,492)
.. Contract transfers                                                        (23,096)        2,479              24
                                                                           --------      --------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                (2,254)        9,693          (7,472)
                                                                           --------      --------         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       8,153        11,120          (7,508)
                                                                           --------      --------         -------
NET ASSETS AT SEPTEMBER 30, 2005                                           $818,018      $ 78,433         $12,336
                                                                           ========      ========         =======


                                                                         FTVIPT Templeton
                                                                         Foreign Securities
                                                                         Class 2 Subaccount
-------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                 $104,077
Changes From Operations:
.. Net investment income (loss)                                                     580
.. Net realized gain (loss) on investments                                          930
.. Net change in unrealized appreciation or depreciation on investments           5,784
                                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                      7,294
Changes From Unit Transactions:
.. Contract purchases                                                               951
.. Contract withdrawals                                                          (8,931)
.. Contract transfers                                                             7,752
                                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                     (228)
                                                                              --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                          7,066
                                                                              --------
NET ASSETS AT SEPTEMBER 30, 2005                                              $111,143
                                                                              ========

                                                                         Lincoln VIPT
                                                                         Global Asset
                                                                         Allocation
                                                                         Subaccount
-------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                 $ 10,889
Changes From Operations:
.. Net investment income (loss)                                                     (37)
.. Net realized gain (loss) on investments                                          499
.. Net change in unrealized appreciation or depreciation on investments              95
                                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                        557
Changes From Unit Transactions:
.. Contract purchases                                                                --
.. Contract withdrawals                                                            (504)
.. Contract transfers                                                             5,540
                                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                    5,036
                                                                              --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                          5,593
                                                                              --------
NET ASSETS AT SEPTEMBER 30, 2005                                              $ 16,482
                                                                              ========

See accompanying notes (unaudited).

FTVIPT                                                             Janus Aspen    Janus Aspen    Janus Aspen
Templeton     FTVIPT                             Janus             Series Global  Series Mid     Series      Janus Aspen Series
Growth        Templeton Growth   Janus Aspen     Aspen Series      Technology     Cap Growth     Worldwide   Worldwide Growth
Securities    Securities Class 2 Series Balanced Balanced Service  Service Shares Service Shares Growth      Service Shares
Subaccount    Subaccount         Subaccount      Shares Subaccount Subaccount     Subaccount     Subaccount  Subaccount
--------------------------------------------------------------------------------------------------------------------------------
  $  7,222        $  15,662         $220,995         $ 93,315         $ 10,156       $ 33,158     $233,783        $  2,924
        47               80            1,418              490              (63)          (208)         517               4
       321              178            1,272              666              (65)         1,092       (5,419)             30
        96              658            4,568            1,915              654          1,828        8,321              --
  --------        ---------         --------         --------         --------       --------     --------        --------

       464              916            7,258            3,071              526          2,712        3,419              34
       644              308           27,593            8,912              793         10,742       28,711             549
    (1,199)          (1,150)         (36,803)          (4,455)            (686)        (8,766)     (32,434)         (1,026)
       154               --            4,205             (298)             334          1,105       (8,963)             --
  --------        ---------         --------         --------         --------       --------     --------        --------

      (401)            (842)          (5,005)           4,159              441          3,081      (12,686)           (477)
  --------        ---------         --------         --------         --------       --------     --------        --------
        63               74            2,253            7,230              967          5,793       (9,267)           (443)
  --------        ---------         --------         --------         --------       --------     --------        --------
  $  7,285        $  15,736         $223,248         $100,545         $ 11,123       $ 38,951     $224,516        $  2,481
  ========        =========         ========         ========         ========       ========     ========        ========

                                 Lincoln                           MFS VIT
Lincoln VIPT  Lincoln VIPT       VIPT Social     MFS VIT Capital   Emerging       MFS VIT        MFS VIT     NB AMT
International Money Market       Awareness       Opportunities     Growth         Total Return   Utilities   Mid-Cap Growth
Subaccount    Subaccount         Subaccount      Subaccount        Subaccount     Subaccount     Subaccount  Subaccount
--------------------------------------------------------------------------------------------------------------------------------
  $129,847        $ 366,494         $  8,122         $    781         $124,827       $257,602     $114,794        $545,312
      (414)           3,254              (54)               2             (731)         3,853           27          (3,290)
     1,828               --               54               62             (992)        13,762        4,225          10,701
    11,928               --              798              (69)           7,126        (13,864)      17,719          43,914
  --------        ---------         --------         --------         --------       --------     --------        --------

    13,342            3,254              798               (5)           5,403          3,751       21,971          51,325
     2,683          213,949            1,389              289           15,336         18,124       20,756          26,576
    (6,806)         (36,528)            (454)          (1,065)          (5,180)       (23,088)     (10,550)        (33,678)
    18,268         (305,948)             233               --           (3,567)        10,176       24,580         (12,141)
  --------        ---------         --------         --------         --------       --------     --------        --------

    14,145         (128,527)           1,168             (776)           6,589          5,212       34,786         (19,243)
  --------        ---------         --------         --------         --------       --------     --------        --------
    27,487         (125,273)           1,966             (781)          11,992          8,963       56,757          32,082
  --------        ---------         --------         --------         --------       --------     --------        --------
  $157,334        $ 241,221         $ 10,088         $     --         $136,819       $266,565     $171,551        $577,394
  ========        =========         ========         ========         ========       ========     ========        ========

Lincoln VIPT
Aggressive
Growth
Subaccount
------------
  $    840
        (5)
       146
      (115)
  --------

        26
       314
    (1,180)
        --
  --------

      (866)
  --------
      (840)
  --------
  $     --
  ========


NB AMT
Partners
Subaccount
------------
  $ 71,274
      (240)
     7,355
    (1,661)
  --------

     5,454
     6,402
   (42,307)
    33,337
  --------

    (2,568)
  --------
     2,886
  --------
  $ 74,160
  ========

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Nine Months Ended September 30, 2005 (unaudited)

                                                                        Putnam VT       Putnam VT       Scudder      Scudder
                                                             NB AMT     Growth &        Health Sciences VIT EAFE     VIT Equity
                                                             Regency    Income Class IB Class IB        Equity Index 500 Index
                                                             Subaccount Subaccount      Subaccount      Subaccount   Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $ 9,439       $15,618         $ 3,161       $ 70,628    $457,590
Changes From Operations:
.. Net investment income (loss)                                    (89)          148             (17)         1,612       4,465
.. Net realized gain (loss) on investments                         346           165             130          6,767       4,110
.. Net change in unrealized appreciation or depreciation on
  investments                                                   1,375            71             185         (9,955)       (248)
                                                              -------       -------         -------       --------    --------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS
Changes From Unit Transactions:                                 1,632           384             298         (1,576)      8,327
.. Contract purchases                                            2,416           146             396          5,762      28,533
.. Contract withdrawals                                         (1,513)       (1,204)         (1,113)        (4,778)    (32,058)
.. Contract transfers                                            5,286            --            (126)       (70,036)    (45,004)
                                                              -------       -------         -------       --------    --------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM UNIT TRANSACTIONS                               6,189        (1,058)           (843)       (69,052)    (48,529)
                                                              -------       -------         -------       --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         7,821          (674)           (545)       (70,628)    (40,202)
                                                              -------       -------         -------       --------    --------
NET ASSETS AT SEPTEMBER 30, 2005                              $17,260       $14,944         $ 2,616       $     --    $417,388
                                                              =======       =======         =======       ========    ========

                                                             Scudder
                                                             VIT Small
                                                             Cap Index
                                                             Subaccount
-----------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $149,950
Changes From Operations:
.. Net investment income (loss)                                      53
.. Net realized gain (loss) on investments                       13,460
.. Net change in unrealized appreciation or depreciation on
  investments                                                  (10,265)
                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS
Changes From Unit Transactions:                                  3,248
.. Contract purchases                                            18,931
.. Contract withdrawals                                         (16,674)
.. Contract transfers                                           (28,715)
                                                              --------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM UNIT TRANSACTIONS                              (26,458)
                                                              --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        (23,210)
                                                              --------
NET ASSETS AT SEPTEMBER 30, 2005                              $126,740
                                                              ========

See accompanying notes (unaudited).

LLANY Separate Account R for Flexible Premium Variable Life Insurance

Notes to financial statements (unaudited)

September 30, 2005

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION
The Variable Account: LLANY Separate Account R for Flexible Premium Variable Life Insurance (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on October 1, 1999, are part of the operations of LNY. The Variable Account consists of six products which are listed below.

                     SVUL and SVUL Elite SVUL IV
                     SVUL II             SVUL/ONE/
                     SVUL III            Momentum SVUL/ONE/

The assets of the Variable Account are owned by LNY. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of LNY.

Basis of Presentation: The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts. In the opinion of the management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the most recent audited financial statements and the accompanying notes included in this registration statement.

Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2005.
2. NEW INVESTMENT FUNDS AND FUND NAME CHANGES
During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, the 2005 statement of operations and statement of changes in net assets for these subaccounts are for the period from the commencement of operations to September 30, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Vaule Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

3. FUND CLOSING
During 2005, the Scudder VIT EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners.

LLANY Separate Account R for Flexible Premium Variable Life Insurance

4. FINANCIAL HIGHLIGHTS
A summary of the fee rates, unit values, units outstanding and net assets for variable annuity contracts as of and for the nine months ended September 30, 2005 follows.

The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                                  Minimum  Maximum  Minimum   Maximum
                                                     Commencement Fee      Fee      Unit      Unit      Units
Subaccount                                      Year Date (1)     Rate (2) Rate (2) Value (3) Value (3) Outstanding Net Assets
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                 2005                0.80%    0.80%   $ 6.49    $11.78     86,257     $560,429
AIM V.I. International Growth                   2005                0.80%    0.80%    11.29     14.27      6,569       74,358
AIM V.I. Premier Equity                         2005                0.80%    0.80%     8.18      8.18     54,844      448,893
ABVPSF Global Technology Class A                2005                0.80%    0.80%    10.97     14.63      9,819      107,737
ABVPSF Growth and Income Class A                2005                0.80%    0.80%    11.89     15.11     11,275      139,064
ABVPSF Small/Mid Cap Value Class A              2005                0.60%    0.80%    14.72     18.00      3,256       47,731
American Century VP Inflation Protection        2005                0.60%    0.60%    10.53     10.53      2,197       23,135
American Funds Global Growth Class 2            2005                0.60%    0.80%    12.47     12.47         64          799
American Funds Global Small Capitalization
 Class 2                                        2005                0.60%    0.80%    11.51     21.96      2,220       34,464
American Funds Growth Class 2                   2005                0.60%    0.80%     9.25     16.98     54,612      596,924
American Funds Growth-Income Class 2            2005                0.60%    0.80%    11.21     15.09     21,497      270,996
American Funds International Class 2            2005                0.60%    0.80%    13.07     18.53      7,388      117,662
Baron Capital Asset                             2005                0.80%    0.80%    18.23     18.23     11,655      212,518
Delaware VIPT Diversified Income                2005  2/14/2005     0.60%    0.80%    10.70     10.92      2,001       21,682
Delaware VIPT Emerging Markets                  2005                0.60%    0.80%    15.76     28.20      6,108      137,426
Delaware VIPT High Yield                        2005                0.60%    0.80%    11.21     14.88      8,857      121,263
Delaware VIPT REIT                              2005                0.60%    0.80%    13.03     27.84     12,365      264,158
Delaware VIPT Small Cap Value                   2005                0.60%    0.80%    15.48     23.41     30,588      592,593
Delaware VIPT Trend                             2005                0.60%    0.80%    11.37     15.66     14,250      181,112
Delaware VIPT U.S. Growth                       2005                0.60%    0.80%    10.77     13.96      4,851       55,006
Delaware VIPT Value                             2005                0.60%    0.80%    15.82     15.82      1,481       22,294
Fidelity VIP Contrafund Service Class           2005                0.60%    0.80%    14.20     17.01     24,075      348,539
Fidelity VIP Equity-Income Service Class        2005                0.80%    0.80%    12.28     12.28      8,395      103,074
Fidelity VIP Growth Service Class               2005                0.80%    0.80%     6.59     14.20      1,797       12,846
Fidelity VIP Growth Opportunities Service Class 2005                0.80%    0.80%     8.26      8.26      4,639       38,308
Fidelity VIP High Income Service Class          2005                0.80%    0.80%     9.98      9.98     14,564      145,417
Fidelity VIP Overseas Service Class             2005                0.60%    0.80%    13.37     17.87      7,861      105,589
FTVIPT Franklin Small-Mid Cap Growth
 Securities                                     2005                0.60%    0.80%    12.37     16.12      1,037       12,715
FTVIPT Templeton Foreign Securities Class 2     2005                0.80%    0.80%    12.50     12.50      8,892      111,143
FTVIPT Templeton Growth Securities              2005                0.80%    0.80%    12.78     16.75        529        7,285
FTVIPT Templeton Growth Securities Class 2      2005                0.80%    0.80%    16.16     16.16        974       15,736
Janus Aspen Series Balanced                     2005                0.80%    0.80%    12.60     12.60     17,718      223,248
Janus Aspen Series Balanced Service Shares      2005                0.60%    0.80%    11.76     11.81      8,555      100,545
Janus Aspen Series Global Technology Service
 Shares                                         2005                0.80%    0.80%     3.73      3.73      2,982       11,123
Janus Aspen Series Mid Cap Growth Service
 Shares                                         2005                0.80%    0.80%    14.50     17.56      2,673       38,951
Janus Aspen Series Worldwide Growth             2005                0.80%    0.80%     8.85      8.85     25,356      224,516
Janus Aspen Series Worldwide Growth Service
 Shares                                         2005                0.80%    0.80%    10.19     10.39        242        2,481
Lincoln VIPT Bond                               2005                0.60%    0.80%    10.52     14.70     61,962      818,018
Lincoln VIPT Capital Appreciation               2005                0.60%    0.80%     7.93      7.93      9,841       78,433
Lincoln VIPT Equity-Income                      2005                0.80%    0.80%    13.82     13.82        892       12,336
Lincoln VIPT Global Asset Allocation            2005                0.80%    0.80%    11.60     11.60      1,386       16,482
Lincoln VIPT International                      2005                0.60%    0.80%    12.83     18.94     10,013      157,334
Lincoln VIPT Money Market                       2005                0.60%    0.80%    10.12     11.15     22,550      241,221
Lincoln VIPT Social Awareness                   2005                0.80%    0.80%    11.80     16.25        847       10,088
MFS VIT Emerging Growth                         2005                0.60%    0.80%     8.30      8.30     16,337      136,819
MFS VIT Total Return                            2005                0.60%    0.80%    12.11     14.53     20,692      266,565
MFS VIT Utilities                               2005                0.60%    0.80%    15.19     20.91     11,224      171,551
NB AMT Mid-Cap Growth                           2005                0.60%    0.80%    11.63     16.76     47,746      577,394

LLANY Separate Account R for Flexible Premium Variable Life Insurance

                                                     Minimum  Maximum  Minimum   Maximum
                                        Commencement Fee      Fee      Unit      Unit      Units
Subaccount                         Year Date (1)     Rate (2) Rate (2) Value (3) Value (3) Outstanding Net Assets
-----------------------------------------------------------------------------------------------------------------
NB AMT Partners                    2005                0.80%    0.80%    14.92     14.92      4,970      74,160
NB AMT Regency                     2005                0.60%    0.80%    12.81     18.66      1,021      17,260
Putnam VT Growth & Income Class IB 2005                0.80%    0.80%    12.05     12.05      1,240      14,944
Putnam VT Health Sciences Class IB 2005                0.80%    0.80%    10.83     10.83        242       2,616
Scudder VIT Equity 500 Index       2005                0.60%    0.80%    10.02     14.69     39,717     417,388
Scudder VIT Small Cap Index        2005                0.80%    0.80%    14.12     18.29      8,258     126,740

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted.
(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.
(3) As the unit value is presented as a range minimum to maximum values, based on the subaccounts which existed for the entire year, some individual contract unit values are not within the ranges presented.

                  Lincoln Life & Annuity Company of New York

Lincoln Life & Annuity Company of New York

Balance Sheets

                                                                    September 30, December 31,
                                                                        2005          2004
                                                                    ------------- ------------
                                                                          (000s omitted)
                                                                    -------------------------
                                                                     (Unaudited)
ASSETS
Investments:
 Securities available-for-sale, at fair value:
   Fixed maturity (cost: 2005 -- $2,001,016; $ 2004 -- $1,958,675)   $2,065,999    $2,065,144
--------------------------------------------------------------------
   Equity (cost: $2,515)                                                  2,615         2,760
--------------------------------------------------------------------
 Mortgage loans on real estate                                          186,162       168,765
--------------------------------------------------------------------
 Policy loans                                                           154,976       157,975
--------------------------------------------------------------------
 Other investments                                                        1,965         2,047
------------------------------------------------------------------   ----------    ----------
Total Investments                                                     2,411,717     2,396,691
--------------------------------------------------------------------
Cash and invested cash                                                    7,492        49,757
--------------------------------------------------------------------
Deferred acquisition costs                                              123,823        81,980
--------------------------------------------------------------------
Accrued investment income                                                31,128        31,087
--------------------------------------------------------------------
Assets held in separate accounts                                      1,060,923       816,829
--------------------------------------------------------------------
Amounts recoverable from reinsurers                                      91,364        87,337
--------------------------------------------------------------------
Goodwill                                                                109,512       109,512
--------------------------------------------------------------------
Other intangible assets                                                 119,393       130,689
--------------------------------------------------------------------
Other assets                                                             43,886        31,666
------------------------------------------------------------------   ----------    ----------
Total Assets                                                         $3,999,238    $3,735,548
------------------------------------------------------------------   ==========    ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Insurance and Investment Contract Liabilities:
 Insurance policy and claim reserves                                 $1,147,362    $1,125,098
--------------------------------------------------------------------
 Contractholder funds                                                 1,099,244     1,074,817
------------------------------------------------------------------   ----------    ----------
Total Insurance and Investment Contract Liabilities                   2,246,606     2,199,915
--------------------------------------------------------------------
Liabilities related to separate accounts                              1,060,923       816,829
--------------------------------------------------------------------
Federal income taxes                                                     45,719        45,898
--------------------------------------------------------------------
Other liabilities                                                        55,473        90,347
------------------------------------------------------------------   ----------    ----------
Total Liabilities                                                     3,408,721     3,152,989
--------------------------------------------------------------------
                                                                     ----------    ----------
Shareholder's Equity:
Common stock -- $100 par value,
  authorized, issued, and outstanding shares -- 20,000
  (owned by The Lincoln National Life Insurance Company)                  2,000         2,000
------------------------------------------------------------------
Retained earnings                                                       564,343       542,990
--------------------------------------------------------------------
Accumulated other comprehensive income:
 Net unrealized gain on securities available-for-sale                    24,218        37,613
--------------------------------------------------------------------
 Minimum pension liability adjustment                                       (44)          (44)
------------------------------------------------------------------   ----------    ----------
Total Accumulated Other Comprehensive Income                             24,174        37,569
------------------------------------------------------------------   ----------    ----------
Total Shareholder's Equity                                              590,517       582,559
------------------------------------------------------------------   ----------    ----------
Total Liabilities and Shareholder's Equity                           $3,999,238    $3,735,548
------------------------------------------------------------------   ==========    ==========

See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Income

                                                                          Periods Ended September 30,
                                                                       Three Months        Nine Months
                                                                     ----------------  ------------------
                                                                       2005     2004     2005      2004
                                                                     -------  -------  --------  --------
                                                                                (000s omitted)
                                                                     ------------------------------------
                                                                        (Unaudited)        (Unaudited)
Revenue:
Insurance premiums                                                   $ 1,743  $ 2,423  $  6,032  $  8,306
---------------------------------------------------------------------
Insurance fees                                                        20,182   17,039    56,985    51,759
---------------------------------------------------------------------
Net investment income                                                 34,749   34,496   103,646   103,316
---------------------------------------------------------------------
Realized loss on investments                                          (1,331)  (2,264)   (2,406)   (4,302)
---------------------------------------------------------------------
Other revenue and fees                                                   257      196       635       606
-------------------------------------------------------------------- -------  -------  --------  --------
Total Revenue                                                         55,600   51,890   164,892   159,685
---------------------------------------------------------------------
                                                                     -------  -------  --------  --------

Benefits and Expenses:
Benefits                                                              30,521   29,444    89,953    88,179
---------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses               17,386   17,107    43,191    42,690
-------------------------------------------------------------------- -------  -------  --------  --------
Total Benefits and Expenses                                           47,907   46,551   133,144   130,869
-------------------------------------------------------------------- -------  -------  --------  --------
Income before Federal Income Taxes and Cumulative Effect of
  Accounting Change                                                    7,693    5,339    31,748    28,816
---------------------------------------------------------------------
Federal income taxes                                                   2,477    1,734    10,486     9,678
-------------------------------------------------------------------- -------  -------  --------  --------
Income before Cumulative Effect of Accounting Change                   5,216    3,605    21,262    19,138
---------------------------------------------------------------------
Cumulative Effect of Accounting Change (net of Federal income taxes)      --       --        --        91
-------------------------------------------------------------------- -------  -------  --------  --------
Net Income                                                           $ 5,216  $ 3,605  $ 21,262  $ 19,229
-------------------------------------------------------------------- =======  =======  ========  ========

See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Shareholder's Equity

                                                              Nine Months Ended
                                                                September 30,
                                                               2005      2004
                                                             --------  --------
                                                               (000s omitted)
                                                             ------------------
                                                                 (Unaudited)
Common Stock:
Balance at beginning and end of period                       $  2,000  $  2,000
-------------------------------------------------------------
                                                             --------  --------

Retained Earnings:
Balance at beginning-of-year                                  542,990   512,783
-------------------------------------------------------------
Comprehensive income                                            7,867    17,712
-------------------------------------------------------------
Less other comprehensive income (loss):
 Net unrealized gain (loss) on securities available-for-sale  (13,395)   (1,517)
------------------------------------------------------------ --------  --------
Net Income                                                     21,262    19,229
-------------------------------------------------------------
Capital contributions for LNC stock compensation plans             91       120
------------------------------------------------------------ --------  --------
Balance at September 30                                       564,343   532,132
-------------------------------------------------------------
                                                             --------  --------

Net Unrealized Gain on Securities Available-for-Sale:
Balance at beginning-of-year                                   37,613    39,820
-------------------------------------------------------------
Change during the period                                      (13,395)   (1,517)
------------------------------------------------------------ --------  --------
Balance at September 30                                        24,218    38,303
------------------------------------------------------------ --------  --------

Minimum Pension Liability Adjustment:
Balance at beginning and end of period                            (44)       (5)
------------------------------------------------------------ --------  --------
Total Shareholder's Equity at September 30                   $590,517  $572,430
------------------------------------------------------------ ========  ========

See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Statements of Cash Flows

                                                                                    Nine Months Ended
                                                                                      September 30,
                                                                                     2005       2004
                                                                                  ---------  ---------
                                                                                     (000s omitted)
                                                                                  --------------------
                                                                                       (Unaudited)
Cash Flows from Operating Activities:
Net income                                                                        $  21,262  $  19,229
----------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
 Deferred acquisition costs                                                         (23,757)   (17,253)
----------------------------------------------------------------------------------
 Premiums and fees receivable                                                          (576)       481
----------------------------------------------------------------------------------
 Accrued investment income                                                              (41)    (1,540)
----------------------------------------------------------------------------------
 Policy liabilities and accruals                                                    (24,956)   (15,594)
----------------------------------------------------------------------------------
 Contractholder funds                                                                19,529     34,973
----------------------------------------------------------------------------------
 Cumulative effect of accounting change                                                  --       (140)
----------------------------------------------------------------------------------
 Amounts recoverable from reinsurers                                                 (4,027)   (15,775)
----------------------------------------------------------------------------------
 Federal income taxes                                                                 7,325       (240)
----------------------------------------------------------------------------------
 Stock-based compensation expense                                                        84        104
----------------------------------------------------------------------------------
 Amortization of other intangible assets                                             11,296     11,620
----------------------------------------------------------------------------------
 Amortization of deferred gain                                                         (310)      (341)
----------------------------------------------------------------------------------
 Realized loss on investments                                                         2,406      4,302
----------------------------------------------------------------------------------
 Other                                                                               13,097     18,088
--------------------------------------------------------------------------------- ---------  ---------
Net Adjustments                                                                          70     18,685
--------------------------------------------------------------------------------- ---------  ---------
Net Cash Provided by Operating Activities                                            21,332     37,914
--------------------------------------------------------------------------------- ---------  ---------

Cash Flows from Investing Activities:
Securities-available-for-sale:
 Purchases                                                                         (207,230)  (259,823)
----------------------------------------------------------------------------------
 Sales                                                                               33,116     62,583
----------------------------------------------------------------------------------
 Maturities                                                                         123,408    125,232
----------------------------------------------------------------------------------
Purchase of other investments                                                       (33,807)   (40,702)
----------------------------------------------------------------------------------
Sale or maturity of other investments                                                19,089     29,024
----------------------------------------------------------------------------------
Other                                                                               (31,273)     1,396
--------------------------------------------------------------------------------- ---------  ---------
Net Cash Used in Investing Activities                                               (96,697)   (82,290)
--------------------------------------------------------------------------------- ---------  ---------

Cash Flows from Financing Activities:
Universal life and investment contract deposits                                     179,446    188,063
----------------------------------------------------------------------------------
Universal life and investment contract withdrawals                                 (134,110)  (115,464)
----------------------------------------------------------------------------------
Investment contract transfers                                                       (12,236)   (37,385)
----------------------------------------------------------------------------------
Common stock issued for benefit plans                                                    --       (103)
--------------------------------------------------------------------------------- ---------  ---------
Net Cash Provided by Financing Activities                                            33,100     35,111
--------------------------------------------------------------------------------- ---------  ---------
Net Decrease in Cash and Invested Cash                                              (42,265)    (9,265)
----------------------------------------------------------------------------------
Cash and Invested Cash at Beginning-of-Year                                          49,757     36,374
--------------------------------------------------------------------------------- ---------  ---------
Cash and Invested Cash at September 30                                            $   7,492  $  27,109
--------------------------------------------------------------------------------- =========  =========

See notes to the Financial Statements.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements (Unaudited)

--------------------------------------------------------------------------------
1. Basis of Presentation

Lincoln Life and Annuity Company of New York ("the Company" which also may be referred to as "we" or "us") is a wholly owned subsidiary of the Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). The Company's principal businesses consist of underwriting annuities and life insurance through multiple distribution channels. The Company conducts business only in the state of New York. Operations are divided into two business segments: Lincoln Retirement and Life Insurance. These unaudited statements have been prepared in conformity with accounting principals generally accepted in the United States ("GAAP"). In the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the financial statements and the accompanying notes for the year ended December 31, 2004, which are incorporated by reference into the Forms N-4 and N-6 containing these financial statements ("Audited Financial Statements"). Certain amounts reported in prior years have been reclassified to conform to the 2005 presentation. These reclassifications had no effect on net income or shareholder's equity of the prior years.

Operating results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

--------------------------------------------------------------------------------
2. Change in Accounting Principle and New Accounting Pronouncements

SFAS No. 123(r) -- Accounting for Share-Based Payment

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(r)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123(r) requires recognition in the income statement of all share-based payments to employees based on their fair values. We had previously adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

We currently use the Black-Scholes formula to estimate the value of stock options granted to employees. We are evaluating the use of other acceptable option valuation models upon the required adoption of SFAS 123(r). SFAS 123(r) also requires the reporting of the benefits of tax deductions in excess of recognized compensation as financing cash flow rather than as an operating cash flow. In April 2005, the Securities and Exchange Commission ("SEC") deferred required implementation to January 1, 2006. We do not expect adoption of SFAS 123(r) to have a material effect on our results of operations, operating cash flows or financial position.

EITF 03-1 -- The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The application of EITF 03-1 was to be effective for reporting periods beginning after June 15, 2004.

In September 2004, the FASB directed the FASB staff to issue further guidance on this topic in FASB Staff Position ("FSP") EITF No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" ("FSP EITF 03-1-a"). On September 30, 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider the further guidance included in FSP EITF 03-1-a. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we made the appropriate disclosures and utilized the definition of OTTI to evaluate all securities within the scope of EITF 03-1.

In November 2005, the FASB issued proposed FSP EITF 03-1-a, but retitled as FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1"). The guidance in FSP FAS 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP FAS 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. Our existing policies for recognizing an OTTI are consistent with the guidance in FSP FAS 115-1, therefore we do not expect the adoption of FSP FAS 115-1 to have an effect on our financial condition or results of operations

Statement of Position 03-1

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as Guaranteed Minimum Death

Lincoln Life & Annuity Company of New York

2. Change in Accounting Principle and New Accounting Pronouncements (continued)

Benefits ("GMDB"), and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material and have been recorded in net income as a cumulative effect of accounting change.

Statement of Position 05-1

In September 2005, the AcSEC of the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract,
(b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Depending on the classification of the replacement contract and the type of benefit or feature added, SOP 05-1 provides guidance on how to account for the replaced contract's DAC, other deferred balances and the amortization of the deferrals. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We are currently evaluating the potential effects of SOP 05-1 on our financial condition and results of operations.

--------------------------------------------------------------------------------
3. Federal Income Taxes

The effective tax rate is lower than the prevailing corporate federal income tax rate principally from tax-preferred investment income. The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

--------------------------------------------------------------------------------
4. Supplemental Financial Data

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                                        Nine Months
                                                           Ended
                                                       September 30,
                                                       2005    2004
                                                      ------  ------
                                                       (in millions)
                                                      --------------
           Balance at beginning-of-period............ $ 82.0  $ 57.4
           Deferral..................................   35.2    26.9
           Amortization..............................  (11.4)  (11.4)
           Adjustments related to realized gains
            (losses) on securities available-for-sale   (2.0)   (0.4)
           Adjustments related to unrealized gains
            (losses) on securities available-for-sale   20.0    (0.1)
           Cumulative effect of accounting change....     --    (0.1)
                                                      ------  ------
           Balance at end-of-period.................. $123.8  $ 72.3
                                                      ======  ======

Realized gains and losses on investments on the Statements of Income for the nine months ended September 30, 2005 and 2004 are net of amounts amortized against deferred acquisition costs of $2.0 million and $0.4 million, respectively. In addition, realized gains and losses for the nine months ended September 30, 2005 and 2004 are net of adjustments made to policyholder reserves, which were not material for the nine months ended September 30, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains or losses to certain policyholders.

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                       Three Months    Nine Months
                                           Ended          Ended
                                       September 30,  September 30,
                                        2005   2004   2005    2004
                                       -----  -----  ------  ------
                                               (in millions)
                                       ----------------------------
            Commissions............... $ 8.5  $ 6.3  $ 24.1  $ 16.2
            Other volume related
             expenses.................   5.2    5.6    17.4    11.2
            Operating and
             administrative
             expenses.................   4.3    4.4    10.4    17.1
            Deferred acquisition costs
             net of amortization......  (7.4)  (6.9)  (23.8)  (17.3)
            Other intangibles
             amortization.............   6.1    6.4    11.3    11.6
            Taxes, licenses and fees..   0.7    1.2     3.0     3.5
            Restructuring charges.....    --    0.1     0.8     0.4
                                       -----  -----  ------  ------
            Total..................... $17.4  $17.1  $ 43.2  $ 42.7
                                       =====  =====  ======  ======

Lincoln Life & Annuity Company of New York

4. Supplemental Financial Data (continued)


The carrying amount of goodwill by reportable segment as of September 30, 2005 and December 31, 2004 was as follows:

                                    September 30, December 31,
                                        2005          2004
                                    ------------- ------------
                                          (in millions)
                                    --------------------------
                 Life Insurance....    $ 92.8        $ 92.8
                 Lincoln Retirement      16.7          16.7
                                       ------        ------
                 Total.............    $109.5        $109.5
                                       ======        ======

For intangible assets subject to amortization, the total gross carrying amount and accumulated amortization by segment are as follows:

                                          As of              As of
                                     September 30, 2005 December 31, 2004
                                     ------------------ ----------------
                                               Accumu-            Accumu-
                                      Gross     lated    Gross     lated
                                     Carrying  Amorti-  Carrying  Amorti-
                                      Amount   zation    Amount   zation
                                     --------  -------  --------  -------
                                               (in millions)
                                     -----------------------------------
          Present value of in-force:
            Lincoln Retirement......  $ 48.1    $24.9    $ 48.1    $20.9
            Life Insurance..........   167.3     71.1     167.3     63.8
                                      ------    -----    ------    -----
          Total.....................  $215.4    $96.0    $215.4     84.7
                                      ======    =====    ======    =====

The aggregate amortization for intangible assets for the three months ended September 30, 2005 and 2004 was $6.1 million and $6.4 million, respectively. Aggregate amortization expense for other intangible assets for the nine months ended September 30, 2005 and 2004 was $11.3 million and $11.6 million, respectively.

Future estimated amortization of other intangible assets is as follows (in millions):

              Remainder of 2005-$ 2.1 2006-$10.9       2007-$10.7
                           2008-$11.5 2009-$11.6 Thereafter-$72.6

A rollforward of the present value of insurance business acquired included in other intangible assets is as follows:

                                           September 30, December 31,
                                               2005          2004
                                           ------------- ------------
                                                 (in millions)
                                           -------------------------
           Balance at beginning of period.    $130.7        $144.3
           Interest accrued on unamortized
            balance (Interest rates range
            from 5% to 7%)................       4.4           4.4
           Amortization...................     (15.7)        (18.0)
                                              ------        ------
               Balance at end of period...    $119.4        $130.7
                                              ======        ======

Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

                                        September 30, December 31,
                                            2005          2004
                                        ------------- ------------
                                              (in millions)
                                        --------------------------
              Premium deposit funds....   $1,040.6      $1,018.7
              Undistributed earnings on
               participating business..        8.8          10.0
              Other....................       49.8          46.1
                                          --------      --------
              Total....................   $1,099.2      $1,074.8
                                          ========      ========

--------------------------------------------------------------------------------
5. Restrictions, Commitments and Contingencies

Statutory Restrictions

The Company is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by State of New York insurance companies without 30 day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2005 or 2004.

Marketing and Compliance Issues

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, LNC has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to these inquiries, and in some cases has settled or is in the process of settling certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

Other Contingency Matters

The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or

Lincoln Life & Annuity Company of New York

5. Restrictions, Commitments and Contingencies (continued)

requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the Company's results of operations or financial position.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

--------------------------------------------------------------------------------
6. Insurance Benefit Reserves

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB features and a guaranteed minimum withdrawal benefit ("GMWB"). The GMDB features generally include those where we contractually guarantee that the contractholder receives (a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or
(c) the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following such contract anniversary.

The following table provides information on the GMDB features outstanding at September 30, 2005 and December 31, 2004. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the respective balance sheet dates.

                                        September 30, December 31,
                                            2005          2004
                                        ------------- ------------
                                          In the Event of Death
                                        --------------------------
                                          (dollars in billions)
                                        --------------------------
             Return of net deposit
               Account value...........    $926.3        $809.0
               Net amount at risk......       0.6           0.8
               Average attained age of
                contractholders........        48            48

                                          September 30, December 31,
                                              2005          2004
                                          ------------- ------------
                                            In the Event of Death
                                          -------------------------
                                            (dollars in billions)
                                          -------------------------
            Return of net deposits plus a
             minimum return
              Account value..............    $  0.2        $  0.2
              Net amount at risk.........       0.1           0.1
              Average attained age of
               contractholders...........        75            74
              Guaranteed minimum
               return....................         5%            5%
            Highest specified anniversary
             account value minus
             withdrawals post anniversary
              Account value..............    $576.9        $453.9
              Net amount at risk.........       3.7           5.0
              Average attained age of
               contractholders...........        63            63

Approximately $305.5 million and $154.0 million of separate account values at September 30, 2005 and December 31, 2004 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" resulting in the guarantees being recognized at fair value, with changes in fair value reported in net income.

Lincoln Life & Annuity Company of New York

--------------------------------------------------------------------------------
7. Segment Information

The Company has two business segments: Lincoln Retirement and Life Insurance.

The following tables show financial data by segment:

                                     Three Months    Nine Months
                                         Ended          Ended
                                     September 30,  September 30,
                                      2005   2004   2005    2004
                                     -----  -----  ------  ------
                                             (in millions)
                                     ----------------------------
             Revenue:
             Segment Operating
              Revenue:
               Lincoln Retirement... $21.7  $19.2  $ 62.2  $ 57.4
               Life Insurance.......  35.0   34.8   104.6   106.1
             Other operations.......   0.2    0.2     0.5     0.5
             Net realized investment
              results...............  (1.3)  (2.3)   (2.4)   (4.3)
                                     -----  -----  ------  ------
                 Total.............. $55.6  $51.9  $164.9  $159.7
                                     =====  =====  ======  ======

                                            Three Months   Nine Months
                                                Ended         Ended
                                            September 30, September 30,
                                             2005   2004   2005   2004
                                            -----  -----  -----  -----
                                                   (in millions)
                                            --------------------------
         Net Income (Loss):
         Segment Income from Operations:
           Lincoln Retirement.............. $ 1.9  $ 1.2  $ 6.8  $ 4.8
           Life Insurance..................   3.4    3.3   14.4   15.4
         Other Operations..................   0.8    0.6    2.1    2.0
         Other Items.......................    --   (0.1)  (0.5)  (0.3)
         Net Realized investment results...  (0.9)  (1.4)  (1.5)  (2.8)
                                            -----  -----  -----  -----
           Income before cumulative effect
            of accounting change...........   5.2    3.6   21.3   19.1
         Cumulative effect of accounting
          change...........................    --     --     --    0.1
                                            -----  -----  -----  -----
         Net Income........................ $ 5.2  $ 3.6  $21.3  $19.2
                                            =====  =====  =====  =====

--------------------------------------------------------------------------------
8. Restructuring Charges

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses on the Statements of Income in the years incurred.

2003 Restructuring
In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. The realigned organization has significantly reduced operating expenses while positioning LNL for future growth. In August 2003, LNL announced additional realignment activities, which impact all of LNL's domestic operations. Pre-tax restructuring plan charges related to the Life Insurance and Lincoln Retirement segments were $0.4 million for the nine months ended September 30, 2004. No restructuring charges were incurred in the first nine months of 2005. Additional amounts expended that do not qualify as restructuring charges were $0.7 million for 2004. There were no amounts expended that do not qualify as restructuring in the first nine months of 2005.

--------------------------------------------------------------------------------
9. Subsequent Event

On October 9, 2005, LNC entered into an agreement to merge with Jefferson-Pilot Corporation. Jefferson-Pilot, through its subsidiaries, offers full lines of individual and group life insurance products, annuity and investment products, and it operates television and radio stations.

                           PART C -- OTHER INFORMATION

Item 27.
                                    EXHIBITS

        (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account./(2)/

        (2)     N/A

        (3)     (a)     Principal Underwriting Agreement between Lincoln
                        Financial Advisors Corporation and Lincoln Life &
                        Annuity Company of New York./(3)/

                (b) Form of Selling Group Agreement between Lincoln Life & Annuity Company of New York and M Holdings Securities, Inc./(4)/

                (c)     Commission Schedule for Variable Life Policies./(6)/


        (4)     (a)     Form of Policy LN658, including Optional Methods of
                        Settlement/(14)/


                (b)     Estate Tax Repeal Rider -- Policy Form LR511 NY/(5)/


                (c) Proposed Form of Surrender Value Enhancement Rider -- LR537/(8)/



                (d)     Form of No-Lapse Enhancement Rider -- LR657/(14)/

        (5)     (a)     Application - B35 NY/B36 NY/(14)/

                (b)     Addendum to Application B30 NY M Group/(14)/


        (6)     (a)     Articles of Incorporation of Lincoln Life & Annuity
                        Company of New York/(1)/

                (b)     Bylaws of Lincoln Life & Annuity Company of New
                        York/(1)/

        (7)     Form of Reinsurance Contracts/(10)/

        (8) Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:

                (a)     AllianceBernstein Variable Products Series Fund,
                        Inc./(13)/

                (b)     American Century Investments Variable Portfolios,
                        Inc./(13)/

                (c)     American Funds Insurance Series/(13)/

                (d)     Delaware VIP Trust/(13)/

                (e)     Fidelity Variable Insurance Products/(13)/

                (f)     Franklin Templeton Variable Insurance Products
                        Trust/(13)/

                (g)     Lincoln Variable Insurance Products Trust/(13)/

                (h)     M Fund, Inc./(13)/

                (i)     MFS Variable Insurance Trust/(13)/

                (j)     Neuberger Berman Advisers Management Trust/(13)/

                (k)     Scudder Investments VIT Funds/(13)/

        (9)     (a)     Services Agreement/(7)/, and amendments thereto/(12)/,
                        between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc.,
                        Delaware Service Company, Inc.

                (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004./(11)/

        (10)    Not applicable.

        (11)    Opinion and Consent of Robert O. Sheppard, Esq.

        (12)    Not Applicable.

        (13)    Not Applicable.

        (14)    Consent of Independent Registered Public
                Accounting Firm.

        (15)    Not applicable.

        (16)    Not applicable.

        (17)    Not applicable.

Item 28.

                     DIRECTORS AND OFFICERS OF THE DEPOSITOR

J. Patrick Barrett                       Director
   Chairman and CEO
   Carpat Investments
   4605 Watergap
   Manlius, NY  13104

Robert D. Bond**                         Director

Jon A. Boscia***                         Director

Frederick J. Crawford***                 Director

Donna D. DeRosa****                      Director and Assistant Secretary

Christine S. Frederick****               Second Vice President and Chief
                                         Compliance  Officer

John H. Gotta****                        President, Assistant Secretary and
                                         Director

Barbara S. Kowalczyk***                  Director and Chairperson of the
                                         Investment Committee

M. Leanne Lachman                        Director
   President
   Lachman Associates L.L.C.
   870 United Nations Plaza, #19-E
   New York, NY  10017

Louis G. Marcoccia                       Director
   Senior Vice President
   Syracuse University
   Skytop Office Building
   Skytop Road
   Syracuse, NY 13244-5300

Gary W. Parker ****                      Second Vice President and Director

Ron J. Ponder                            Director
   Executive Vice President and CIO
   WellPoint Health Networks, Inc.
   120 Monument Circle
   Indianapolis, IN 46204

Jill S. Ruckelshaus                      Director
   1015 Evergreen Point Road
   Post Office Box 76
   Medina, WA 98039

Robert O. Sheppard*                      Second Vice President and General
                                         Counsel

Michael S. Smith**                       Director

Eldon J. Summers**                       Treasurer

Rise C. M. Taylor**                      Second Vice President and Assistant
                                         Treasurer

Peter L. Witkewiz**                      Second Vice President, Chief Financial
                                         Officer and Assistant Treasurer

C. Suzanne Womack***                     Secretary

----------
*       Principal business address is 100 Madison Street, Suite 1860, Syracuse,
        NY 13202
**      Principal business address is 1300 South Clinton Street, Fort Wayne, IN
        46801
*** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112
****    Principal business address is 350 Church Street, Hartford, CT 06103

Item 29.

               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                         THE DEPOSITOR OR THE REGISTRANT

        Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System./(9)/

Item 30.

                                 INDEMNIFICATION

(a)     Brief description of indemnification provisions:

        In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

        In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

        Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.

                             PRINCIPAL UNDERWRITERS

        (a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Variable Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life & Annuity Variable Annuity Account N; LLANY Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

        (b)     See Item 28.

        (c)     N/A

Item 32.

                        LOCATION OF ACCOUNTS AND RECORDS

        Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 33.
                               MANAGEMENT SERVICES

        Not Applicable.

Item 34.

                               FEE REPRESENTATION

        Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

----------
*       To be filed by amendment
/(1)/ Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007 filed on October 16, 1997.
/(2)/ Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.
/(3)/ Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42507) filed on February 26, 1999.
/(4)/   Incorporated by reference to Registration Statement on Form N-6
        (File 333-115839) filed on May 25, 2004.
/(5)/ Incorporated by reference to Post-Effective Amendment No. 8 on Form S-6 (File No. 333-46113) filed on November 13, 2001.
/(6)/ Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-33778)(811-08651) filed on April 26, 2002.
/(7)/ Incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.
/(8)/ Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-125792) filed on September 1, 2005.


/(9)/ Incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File No. 333-92298) filed on January 27, 2006.


/(10)/ Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.
/(11)/ Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.
/(12)/ Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 333-43373) filed on April 4, 2002.
/(13)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-118480) filed on April 7, 2005.
(14) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-125993) filed on June 21, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, LLANY Separate Account R for Flexible Life Insurance, has duly caused this Pre-Effective Amendment No. 4 to the Registration Statement (File No. 333-125993; 811-08651; CIK: 0001055225) on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 29th day of March, 2006.

                             LLANY Separate Account R for Flexible Premium Variable Life Insurance (Registrant)

                             By /s/ Gary W. Parker
                                -----------------------------------------------
                                Gary W. Parker
                                Second Vice President and Director
                                Lincoln Life & Annuity Company of New York

                                Lincoln Life & Annuity Company of New York
                                (Depositor)

                             By /s/ Gary W. Parker
                                -----------------------------------------------
                                Gary W. Parker
                                Second Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 4 to the Registration Statement (File No. 333-125993; 811-08651; CIK: 0001055225) has been signed below on March 29, 2006 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature                              Title
---------                              -----
/s/ John H. Gotta              *       President, Assistant Secretary and Director
-------------------------------------  (Principal Executive Officer)
John H. Gotta

/s/ Peter L. Witkewiz          *       Second Vice President, Chief Financial Officer
-------------------------------------  and Assistant Treasurer
Peter L. Witkewiz                      (Principal Financial Officer)

                                       Second Vice President and Director
-------------------------------------
Gary W. Parker

/s/ Donna D. DeRosa            *       Director and Assistant Secretary
-------------------------------------
Donna D. DeRosa

                                       Director
-------------------------------------
J. Patrick Barrett

/s/ Robert D. Bond             *       Director
-------------------------------------
Robert D. Bond

/s/ Jon A. Boscia              *       Director
-------------------------------------
Jon A. Boscia

/s/ Frederick J. Crawford      *       Director
-------------------------------------
Frederick J. Crawford

/s/ Barbara S. Kowalczyk       *       Director and Chairperson of the Investment Committee
-------------------------------------
Barbara Steury Kowalczyk

/s/ Marguerite Leanne Lachman  *       Director
-------------------------------------
Marguerite Leanne Lachman

/s/ Louis G. Marcoccia         *       Director
-------------------------------------
Louis G. Marcoccia

                                       Director
-------------------------------------
Ron J. Ponder

                                       Director
-------------------------------------
Jill S. Ruckelshaus

/s/ Michael S. Smith           *       Director
-------------------------------------
Michael S. Smith

* By: /s/ Gary W. Parker
     ----------------------------------------------
     Gary W. Parker, pursuant to Powers of Attorney
     included with this filing

                                POWER OF ATTORNEY

We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements [File
No.: 333-125993; 811-08651; CIK: 0001055225] on Form N-6, or any successor to this Form, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of its Separate Account, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement.

WITNESS our hands and common seal on this           day of March, 2006.
                                          ---------


Signature                              Title
---------                              -----
/s/ John H. Gotta                      President, Assistant Secretary and Director
-------------------------------------  (Principal Executive Officer)
John H. Gotta

/s/ Peter L. Witkewiz                  Second Vice President, Chief Financial Officer
-------------------------------------  and Assistant Treasurer
Peter L. Witkewiz                      (Principal Financial Officer)

                                       Second Vice President and Director
-------------------------------------
Gary W. Parker

/s/ Donna D. DeRosa                    Director and Assistant Secretary
-------------------------------------
Donna D. DeRosa

                                       Director
-------------------------------------
J. Patrick Barrett

/s/ Robert D. Bond                     Director
-------------------------------------
Robert D. Bond

/s/ Jon A. Boscia                      Director
-------------------------------------
Jon A. Boscia

/s/ Frederick J. Crawford              Director
-------------------------------------
Frederick J. Crawford

/s/ Barbara Steury Kowalczyk           Director and Chairperson of the Investment Committee
-------------------------------------
Barbara Steury Kowalczyk

/s/ Marguerite Leanne Lachman          Director
-------------------------------------
Marguerite Leanne Lachman

/s/ Louis G. Marcoccia                 Director
-------------------------------------
Louis G. Marcoccia

                                       Director
-------------------------------------
Ron J. Ponder

                                       Director
-------------------------------------
Jill S. Ruckelshaus

/s/ Michael S. Smith                   Director
-------------------------------------
Michael S. Smith


For John H. Gotta and Donna D. DeRosa:
STATE OF Connecticut     )
                         ) s.s.
COUNTY OF Hartford       )                Subscribed and sworn to before me this
                                          23rd day of March, 2006

                                          /s/ Martha Jarvis
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: Sep. 30, 2007
For Peter L. Witkewiz:
STATE OF Indiana          )
                          ) s.s.
COUNTY OF Allen           )               Subscribed and sworn to before me this
                                          27 day of March, 2006

                                          /s/ Sharlene K. Honegger
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: 2/29/08

For Robert D. Bond:
STATE OF Indiana          )
                          ) s.s.
COUNTY OF Allen           )               Subscribed and sworn to before me this
                                          23rd day of March, 2006

                                          /s/ Pamela P. Stroik
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: 11/20/2008

For Jon A. Boscia:
STATE OF Pennsylvania     )
                          ) s.s.
COUNTY OF Philadelphia    )               Subscribed and sworn to before me this
                                          27th day of March, 2006

                                          /s/ Maureen A. Cullen
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: 9/13/08

For Frederick J. Crawford:
STATE OF Pennsylvania     )
                          ) s.s.
COUNTY OF Philadelphia    )               Subscribed and sworn to before me this
                                          27th day of March, 2006

                                          /s/ Maureen A. Cullen
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: 9/13/08

For Barbara Steury Kowalczyk:
STATE OF Pennsylvania     )
                          ) s.s.
COUNTY OF Philadelphia    )               Subscribed and sworn to before me this
                                          23rd day of March, 2006

                                          /s/ Maureen A. Cullen
                                          -------------------------------------
                                          Notary Public

                                          Commission Expires: 9/13/08

For Michael S. Smith:
STATE OF Indiana          )
                          ) s.s.
COUNTY OF Allen           )               Subscribed and sworn to before me this
                                          23 day of March, 2006

                                          /s/ Sharlene K. Honegger
                                          --------------------------------------
                                          Notary Public

                                          Commission Expires: 2/29/08

Date of Execution of March 29, 2006:
Marguerite Leanne Lachman
Louis G. Marcoccia